

Annual Report



2022

Architects of Continuity™

Letter from

Giordano Albertazzi and David M. Cote

 

To Our Shareholders

In a transformational year for Vertiv, we entered 2022 dealing with the challenges of strained supply chains, rising inflation and disappointing performance. We ended the year with the strongest quarterly results in Vertiv's history. In the interim, we aggressively executed on our strategy to tackle pricing, addressed operational issues in the Americas, and undertook a successful leadership transition while continuing to innovate for our customers and deliver award-winning products and services to support critical digital infrastructure around the world.

Despite the challenging macroeconomic environment, demand for Vertiv's hardware, software, and services remained strong throughout 2022, propelling our year-end backlog to a record level. While the outlook for the global economy remains uncertain, data continues its unrelenting proliferation. This underpins end-market demand for the critical digital infrastructure Vertiv supplies and amplifies our opportunities to help the data center industry efficiently manage energy and water and reduce their carbon footprint.

With the significant progress made in enhancing our operational performance, the right leadership in place to drive further gains and the enduring strength of our customer commitment and broad offerings, we are positioning Vertiv for sustained long-term growth and value creation.

Executing On Our Strategy

In February 2022, after a challenging end to 2021, we laid out a strategic framework for strengthening Vertiv's supply chain, addressing cost pressures and operational issues in the Americas and advancing an aggressive pricing plan to improve margins and enhance profitability. To increase the resilience and flexibility of our supply chain we sought out and qualified alternate suppliers.

We continued to execute on an aggressive pricing plan to align our pricing to an increasingly inflationary operating environment and to reflect the value we deliver to the market. We are proud to say Vertiv realized $365 million in price in 2022, consistent with the targets established at the beginning of the year.

In the Americas, we initiated a transformation plan focused on optimizing price, ensuring leadership accountability, strengthening communication processes, improving sales, inventory & operations planning (SIOP) and delivering operational excellence. Giordano Albertazzi, who successfully transformed EMEA into a high growth and high margin region, tripling its adjusted operating margin to over 18% in a three-year period ending in 2021, assumed leadership of the Americas in March 2022 to drive its transformation.

The meaningful progress we've made is reflected in our overall results for Vertiv, which showed marked sequential improvement each quarter of the year, culminating in our record fourth quarter. The operational improvements in the Americas, though still underway, have yielded significant performance gains and we're applying that same rigor across the organization to manage costs, sustain margin improvement and deliver improved performance and profitability.

2022: By The Numbers[1]

Market demand for our products and services remained strong in 2022, with net sales for the year rising 14% to $5.7 billion. Strong sales and order growth contributed to our year-end record backlog of $4.8 billion, which was up nearly 50% from the end of 2021.

Though sequentially improving each quarter, our bottom-line results in 2022 were down from the previous year as we continued to work through a large backlog we had booked in 2021 before price levels were able to offset inflationary pressures.

2022 was really a story of two halves. In the first half of 2022, net sales were up 8%, and in the second half of 2022 they increased over 19%. Our organic sales were up 4% in the first half, and over 20% in the second half of the year. Operating profit was a $19 million loss in the first half and a positive $242 million in the second half while adjusted operating profit was $94 million in the first half and $345M in the second half of 2022. These are good indicators of the improvements underway at Vertiv.



Leadership Transition

In October 2022, Vertiv's Board of Directors announced a leadership transition and named Giordano Albertazzi as Chief Executive Officer effective January 1, 2023, succeeding Rob Johnson, who retired from Vertiv. With more than two decades of experience leading various aspects of Vertiv's business, including heading both our Americas and EMEA regions, and a track record of successful execution, Giordano is the right person to drive Vertiv forward and continue to execute on the strategy that is delivering results. Having taken the helm as CEO in a successful transition, his initial priorities are focused on building a high-performance culture of collaboration and innovation, institutionalizing excellence in execution across the organization and delivering profitable growth while prudently managing costs.

Giordano also joined Vertiv's Board, which was further strengthened in 2022 with the appointments of Joseph DeAngelo, who was President and CEO of HD Supply Holdings until it was acquired by Home Depot, and Jakki Haussler, who is Non-Executive Chairman of Opus Capital Management, Inc, to the expanded Board. The Board is already benefitting from the unique perspectives and wealth of operational, financial and accounting experience and expertise they bring to Vertiv.

Advancing Sustainability

In 2022, Vertiv reaffirmed its commitment to advancing the sustainability of its global operations and working with customers to provide solutions and build future-ready infrastructures that meet growing digital demand while minimizing environmental impacts:

• In January, Vertiv joined founding partners, including Meta, Ericsson and ABB, in the RISE Research Institutes of Sweden's partnership program for data center systems technologies, an innovative group of industry leaders dedicated to sustainability initiatives in EMEA. This partnership is an addition to Vertiv's other industry collaborations, like the Clean Hydrogen Partnership with E2P2, dedicated to developing low-carbon fuel cells to power data centers, and participation in groups including Open Compute Project (OCP) and Open 19 that work to improve data center best practices.

• In June, we released our first ESG report to provide an overview of Vertiv's approach to energy efficiency, diversity, equity and inclusion (DE&I), employee health and safety and other ESG topics and to serve as a baseline for our sustainability efforts going forward.

• In October, Vertiv released its Guide to Data Center Sustainability, an online resource to share best practices and emerging technologies to help the industry advance toward "net zero" operations.

Vertiv is committed to advancing the sustainability of its global operations and working with customers to provide solutions to meet the growing demands of the digital world.



Delivering
Award-Winning Innovation

Vertiv is at the forefront of providing solutions to the industry's challenges as global data center operators build out increasingly complex, hybrid networks leveraging enterprise, cloud and edge applications to meet growing consumer demand. Our continuous innovation is essential to meeting the needs of our customers and providing the critical infrastructure that keeps the digital economy up and running.

In 2022, Vertiv was recognized for micro data center solutions in two Gartner® Hype Cycle™ reports for Edge Computing and Midsize Enterprises, and in the Gartner report, Emerging Tech Impact Radar: Communications. Vertiv also received three industry leadership awards from Frost & Sullivan, with recognition for product leadership in the prefabricated modular (PFM) data center industry, and for competitive strategy and customer value leadership in the critical power industry.

During the year, we continued to introduce innovative products and build our capacity to sustain long-term growth, including:

- Expansion of Vertiv's power distribution portfolio with systems designed to enable seamless, on-demand power upgrades in dynamic data center environments;

- Opening of our state-of-the-art thermal test lab and manufacturing plant in Monterrey, Nuevo Leon, Mexico, a strategic location to expand Vertiv's market presence in the region and serve customers in the Americas; and

- Introduction of new power and cooling solutions for the edge of the network that support increasingly critical and complex edge computing environments and support customers' sustainability efforts:

  - Broadened our portfolio of lithium-ion UPS with the addition of Vertiv™ Liebert® GXT5 Lithium-Ion, a new version of Vertiv's most popular single-phase, online UPS for the channel market, at a time that Vertiv's analysis of IDC data shows 168% growth in lithium-ion UPS sales in North America in 2022 vs. 2021.

  - Introduced eco-friendly, low GWP refrigerant chillers with the Vertiv™ Liebert® AFC inverter screw chiller and high efficiency Vertiv™ Liebert® CWA chilled water thermal wall units. These efficient solutions are designed to reduce CO_2 emissions, limit carbon footprint, and operate with high energy efficiency.

  - Supported the reliability of 5G radio and edge equipment with the launch of the latest Vertiv™ NetSure™ M Series outdoor enclosure solution. The solution enables constant power including battery backup, temperature and humidity control, and a secure cabinet that deploys quickly. The system allows the use of solar panels and other renewable energy sources.

Looking Ahead

While the global macroeconomic outlook remains uncertain, data continues to grow with advanced AI and other emerging trends likely to only increase demand further. While overall market demand remains strong, the rate of growth is moderating from record high levels we have recently experienced. This is a good thing and healthy for the overall industry as customers grow more confident in our increasingly resilient supply chain and our ability to meet their demand requirements. Additionally, there is a normalization of order patterns underway, as supply chains incrementally improve and lead times reduce. We expect demand for our products to remain strong through economic cycles as Vertiv plays a vital role in providing the critical digital infrastructure that keeps the digital economy up and running.

Our industry-leading products, solutions and services, capacity for continuous innovation and talented global team enable us to continue to anticipate and meet the evolving and dynamic needs of our customers. With the pivotal actions we've taken in 2022 to strengthen our operational execution and build a truly high-performing organization, we are very excited for the future and have a lot of runway ahead to create long-term value for our shareholders.

Giordano Albertazzi | Chief Executive Officer

David M. Cote | Executive Chairman

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27 of the Securities Act, and Section 21E of the Securities Exchange Act. These statements are only predictions and actual events or results may differ materially from those in the forward-looking statements set forth herein. Readers are referred to Vertiv's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q for a discussion of these and other important risk factors concerning Vertiv and its operations. Vertiv is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

[1]This letter contains certain non-GAAP metrics. For reconciliations to the relevant GAAP measures and an explanation of the non-GAAP measures and reasons for their use, please refer to Annex A in the Company's proxy statement, filed on April 28, 2023.

Our Purpose

We believe there is a better way to meet the world's accelerating demand for data — one driven by passion and innovation.

Enabling the continuity of today's and tomorrow's vital applications

Nearly all aspects of our lives involve the use of technology. It is how we work and play and do anything in between. This connectivity or use of data is built into the very fabric of our society. It is vital to human progress. Vertiv believes there is a better way to meet this accelerating demand for data — one driven by passion and innovation.

As industry experts, we collaborate with our customers to envision and build future-ready infrastructures.

We leverage our portfolio of hardware, software, analytics, and services, to enable our customers' vital applications to run continuously, perform optimally, and scale with business needs.

Our Approach to ESG

We believe delivering on a strong, proactive strategy for managing environmental, social, and governance (ESG) matters creates long-term value for our company and all our stakeholders. This includes our customers, investors, employees, business and supply-chain partners, and the communities where we work and live.

Meeting the growing demand for data and critical digital infrastructure while simultaneously mitigating environmental impacts from our operations and products and governing and managing our business in a responsible manner, are at the heart of our approach to ESG.

We contribute to a more sustainable future for our company, our industry, our people, and our planet by optimizing all aspects of our business. From designing cutting-edge products and maintaining a robust culture to managing operations and overseeing our vast supply chain, we do it all with ESG in mind.



Strategic Priorities

Achieving Full Potential

Customer Focus · Operational Excellence · High-Performance Culture · Innovation · Financial Strength



Financial Performance



Net Sales
($ Millions)
$4,998 $5,692

Year-End Backlog
($ Millions)
$3,191 $4,754

Adjusted Operating Profit[1]
($ Millions)
$471 $439

● **2021** | ● **2022**

[1]This letter contains certain non-GAAP metrics. For reconciliations to the relevant GAAP measures and an explanation of the non-GAAP measures and reasons for their use, please refer to Annex A in the Company's proxy statement, April 28, 2023.

Vertiv Board of Directors

David M. Cote
Executive Chairman

Joseph J. DeAngelo
Former Chairman and Chief Executive Officer,
HD Supply Holdings, Inc.

Joseph van Dokkum
Former Operating Partner, Kleiner Perkins
Former President and Chief Executive Officer, Siemens Power
Transmission and Distribution

Roger Fradin
Former President and Chief Executive Officer, Honeywell
Automation and Control Solutions

Jakki L. Haussler
Chief Executive Officer of Opus Capital Management, LLC

Jacob Kotzubei
Co-President, Platinum Equity

Giordano Albertazzi
Chief Executive Officer and President, Americas

Matthew Louie
Managing Director, Platinum Equity

Edward L. Monser
Former President and Chief Operating Officer,
Emerson Electric Co.

Steven S. Reinemund
Retired Dean of Business at Wake Forest University
and Retired Chairman and Chief Executive Officer
of PepsiCo, Inc.

Robin L. Washington
Former Executive Vice President and Chief Financial Officer,
Gilead Sciences, Inc.

Vertiv Executive Officers

Giordano Albertazzi
Chief Executive Officer and President, Americas

David J. Fallon
Chief Financial Officer

Edward Cui
President – Greater China

Stephanie Gill
Chief Legal Counsel and Corporate Secretary

Sheryl Haislet
Chief Information Officer

Patrick Johnson
Executive Vice President, Integrated Rack Solutions

Michael Kitson
Chief Procurement Officer

Stephen Liang
Chief Technology Officer and Executive Vice President,
Infrastructure and Solutions

Cheryl Lim
Chief Human Resources Officer

Philip O'Doherty
Managing Director, E&I Engineering

Anand Sanghi
President – Australia, New Zealand, Southeast Asia and India

Karsten Winther
President – Europe, Middle East & Africa



Contact Information

Investor Contact

ir@vertiv.com

Transfer Agent

U.S. Toll-free 877-373-6374 (Domestic ONLY) or 781-575-3100 (International)
Contact: www-us.computershare.com/investor/Contact/Enquiry
Website: www.computershare.com/investor

Overnight Mailing: Computershare Investor Services 150 Royall St., Suite 101, Canton, MA, 02021, United States
Regular Mail Delivery: Computershare Investor Services PO Box 43006, Providence, RI, 02940-3006, United States

Investor Materials

Vertiv's Investor Relations website contains background on our company, financial information, frequently asked questions and our online annual report, as well as other useful information. For investor information, please visit our website at **investors.vertiv.com**

Vertiv on NYSE

Vertiv's stock trades on the New York Stock Exchange under the symbol **VRT**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __to__

Commission File No. 001-38518

Vertiv Holdings Co

(Exact name of registrant as specified in it charter)

Delaware	**81-2376902**
(State or other jurisdiction of incorporation or organization)	**(I.R.S Employer Identification No.)**

505 N. Cleveland Ave., Westerville, Ohio 43082

(Address of principal executive offices including zip code)

614-888-0246

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	**VRT**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(D) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Common Shares (the only common equity of the registrant) held by non-affiliates (for this purpose, executive officers and directors of the registrant are considered affiliates) as of June 30, 2022 (the last business day of the most recently completed second quarter) was approximately $2,562,094,706

As of February 17, 2023, there were 377,640,813 shares of our Class A common stock, par value $0.0001, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its 2023 Annual Meeting of Shareholders, which is to be filed no later than 120 days after December 31, 2022, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Unless the context otherwise indicates or requires, references to "the Company," "Vertiv," "we," "us" and "our" refer to Vertiv Holdings Co, a Delaware corporation, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (*"Annual Report"*), and other statements that Vertiv may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and as such are not historical facts. Such statements may include, without limitation, those regarding our future financial performance or position, capital structure, indebtedness, business performance, strategy and plans, and expectations and objectives of Vertiv management for future operations and financial performance. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of results or performance. Vertiv cautions that such forward-looking statements are subject to numerous assumptions, risks and uncertainties, which may change over time. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When Vertiv discusses its strategies or plans, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, Vertiv's management.

The forward-looking statements contained in this Annual Report are based on current expectations and beliefs concerning future developments and their potential effects on Vertiv. There can be no assurance that future developments affecting Vertiv will be those that Vertiv has anticipated.

Forward-looking statements included in this Annual Report speak only as of the date of this Annual Report or any earlier date specified for such statements. Vertiv undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. All subsequent written or oral forward-looking statements attributable to Vertiv or persons acting on Vertiv's behalf are qualified in their entirety by this Cautionary Note Regarding Forward-Looking Statements.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Vertiv's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from historical performance and include, but are not limited to: risks relating to the continued growth of Vertiv's customers' markets; disruption of Vertiv's customers' orders or Vertiv's customers' markets; less favorable contractual terms with large customers; risks associated with governmental contracts; failure to mitigate risks associated with long-term fixed price contracts; competition in the infrastructure technologies industry; failure to obtain performance and other guarantees from financial institutions; failure to realize sales expected from Vertiv's backlog of orders and contracts; failure to properly manage Vertiv's supply chain or difficulties with third-party manufacturers; our ability to forecast changes in prices, including due to inflation in material, freight and/or labor costs, and timely implement measures necessary to mitigate the impacts of any such changes; risks associated with our significant backlog, including that the impacts of any measures taken to mitigate inflation will not be reflected in our financial statements immediately; failure to meet or anticipate technology changes; risks associated with information technology disruption or security; risks associated with the implementation and enhancement of information systems; failure to realize the expected benefit from any rationalization, restructuring and improvement efforts; Vertiv's ability to realize cost savings in connection with Vertiv's restructuring program; disruption of, or changes in, Vertiv's independent sales representatives, distributors and original equipment manufacturers; changes to tax law; ongoing tax audits; costs or liabilities associated with product liability; the global scope of Vertiv's operations; risks associated with Vertiv's sales and operations in emerging markets; risks associated with future legislation and regulation of Vertiv's customers' markets both in the United States and abroad; Vertiv's ability to comply with various laws and regulations and the costs associated with legal compliance; adverse outcomes to any legal claims and proceedings filed by or against Vertiv; risks associated with current and potential litigation or claims against Vertiv; Vertiv's ability to protect or enforce its proprietary rights on which its business depends; third party intellectual property infringement claims; liabilities associated with environmental, health and safety matters, including risks associated with the COVID-19 pandemic; failure to achieve environmental, social and governance goals; failure to realize the value of goodwill and intangible assets; exposure to fluctuations in foreign currency exchange rates; exposure to increases in interest rates set by central banking authorities; failure to maintain internal controls over financial reporting; the unpredictability of Vertiv's future operational results, including the ability to grow and manage growth profitably; potential net losses in future periods; Vertiv's level of indebtedness and the ability to incur additional indebtedness; Vertiv's ability to comply with the covenants and restrictions contained in our credit agreements, including restrictive covenants that restrict operational flexibility; Vertiv's ability to comply with the covenants and restrictions contained in our credit agreements is not fully within our control; Vertiv's ability to access funding through capital markets; the Vertiv Stockholder's significant ownership and influence over Vertiv; resales of Vertiv's securities may cause volatility in the market price of our securities; Vertiv's organizational documents contain provisions that may discourage unsolicited takeover proposals; Vertiv's certificate of incorporation includes a forum selection clause, which could discourage or limit stockholders' ability to make a claim against it; the ability of Vertiv's subsidiaries to pay dividends; the ability of Vertiv to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; Vertiv's ability to manage the succession of its key employees; and factors relating to the business, operations and financial performance of Vertiv and its subsidiaries, including: global economic weakness and uncertainty; Vertiv's ability to attract, train and retain key members of its leadership team and other qualified personnel; the adequacy of Vertiv's insurance coverage; a failure to benefit from future corporate transactions; risks associated with Vertiv's limited history of operating as an independent company; and other risks and uncertainties indicated in this Annual Report including those under the heading "Item 1A. Risk Factors."

Risk Factor Summary

Investing in Vertiv's common stock involves a high degree of risk. You should carefully consider all information in this Annual Report prior to investing in Vertiv common stock. These risks are discussed more fully in the section titled "Item 1A. Risk Factors." These risks and uncertainties include, but are not limited to, the following:

- Risks relating to the continued growth of our customers' markets;
- The long sales cycles for certain of our products and solutions offerings, as well as unpredictable placing or canceling of customer orders;
- Disruption of our customers' orders or the markets;
- Less favorable contractual terms with large customers;
- The risks associated with governmental contracts;
- Any failure to mitigate risks associated with long-term fixed price contracts;
- We operate in a highly competitive environment;
- Any failure to obtain performance and other guarantees from financial institutions;
- Failure to realize sales expected from our backlog of orders and contracts;
- Failure to properly manage our supply chain or difficulties with third-party manufacturers and increases in costs of materials, labor and freight;
- Competition in the infrastructure technologies;
- Risks associated with information technology disruption or security;
- Risks associated with the implementation and enhancement of information systems;
- Failure to realize the expected benefit from any rationalization, restructuring, and improvement efforts;
- Disruption of, or changes in, our independent sales representatives, distributors and original equipment manufacturers;
- Global operations subject us to income and other taxes in the U.S. and numerous foreign entities which increases variability in our effective tax rate;
- Costs or liabilities associated with product liability and damage to our reputation and brands;
- The global scope of our operations;
- Any failure to benefit from future significant corporate transactions;
- Risks associated with our operations in emerging markets including economic, political, and production level risk;
- Risks associated with the invasion of Ukraine by Russia;
- Risks associated with future legislation and regulation of our customers' markets both in the United States and abroad;
- Our ability to comply with various laws and regulations, including, but not limited to, laws and regulations relating to data protection and data privacy;
- Failure to properly address legal compliance issues, particularly those related to imports/exports, anti-corruption laws, and foreign operations;
- Risks associated with foreign trade policies, including tariffs or global trade conflicts;
- Risks associated with litigation or claims against the Company, including the risk of adverse outcomes in any such legal claims or proceedings;
- Our ability to protect or enforce our intellectual property and proprietary rights on which our business depends and risk of third-party intellectual property infringement claims;
- Liabilities associated with environmental, health and safety matters;
- Risks related to increased visibility and emphasis placed environmental, social, and governance (ESG) goals and any failure to achieve those goals;
- Failure to realize the value of goodwill and intangible assets;
- Exposure to fluctuations in foreign currency exchange rates;
- Any failure to remediate material weaknesses in our internal controls over financial reporting;
- Our level of indebtedness;

- Our ability to incur additional indebtedness;
- Our ability to comply with the covenants and restrictions contained in our credit agreements, including restrictive covenants that restrict operational flexibility;
- Our ability to comply with the covenants and restrictions contained in our credit agreements are not fully within our control;
- Our ability to access funds through capital markets;
- The Vertiv Stockholder's significant ownership and influence over Vertiv;
- Resales of our securities may cause volatility in the market price of our securities;
- Provisions contained in our organizational documents that may discourage unsolicited takeover proposals;
- A forum selection clause included in our Certificate of Incorporation, which could discourage or limit stockholders' ability to make a claim against us;
- The ability of our subsidiaries to pay dividends;
- Risk related to the increase in Class A common stock upon the exercise of outstanding warrants;
- Increased volatility in our net income (loss) due to the valuation of our Warrants;
- Risks associated with global macroeconomics conditions in the areas that we operate along with ongoing ramifications of the COVID-19 pandemic;
- Our ability to attract, train and retain key members of its leadership team and other qualified personnel;
- The adequacy of our insurance coverage;
- The phase-out of LIBOR affecting interest rates for our variable rate debt and interest rate swap agreements;
- Fluctuations in interest rates materially affecting our financial results and increasing the risk our counterparties default on our interest rate hedges; and
- Our incurrence of significant costs and devotion of substantial management time as a result of operating as a public company; and ceasing to be an "emerging growth company."

The discussion of risk factors contained in "Item 1A. Risk Factors" herein includes forward-looking statements. These risks, which may be affected by a number of factors, whether currently known or unknown, including but not limited to those described herein, may impact our actual financial condition, operating results and prospects, and are important to understanding other statements included in this Annual Report. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impact our business operations. If any of the events or circumstances described in the following risk factors occur, in whole or in part, our business, operating results, financial condition, cash flows, and prospects could be materially and adversely affected and vary materially from past, or anticipated future, results. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Because of the risk factors included herein, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

PART I.

(Dollars in millions except for per share data and as otherwise noted)

Item 1. Business

Overview

Vertiv is a global leader in the design, manufacturing and servicing of critical digital infrastructure for data centers, communication networks, and commercial and industrial environments. Our customers operate in some of the world's most critical and growing industries, including cloud services, financial services, healthcare, transportation, manufacturing, energy, education, government, social media, and retail.

Driven by passion and innovation, Vertiv believes there is a better way to meet the world's accelerating demand for data. We collaborate with our customers to envision and build future-ready infrastructures. Our portfolio of hardware, software, analytics and services aim to enable our customers' vital applications to run continuously, perform optimally and scale with business needs.

Our Company

Vertiv Holdings, LLC ("Vertiv Holdings"), a direct wholly-owned subsidiary of the Company, traces its roots back to 1946 and the beginning of the information age when Ralph Liebert founded the precursor to the Liebert Corporation, which was established in 1965 as the industry's first manufacturer of computer room air conditioning. In 1987, Liebert was acquired by Emerson Electric Co, which later formed its Network Power business in 2000 to integrate critical infrastructure technologies, including Liebert and previously acquired ASCO, a provider of power transfer switches, under one brand. Over the next decade, Emerson Network Power expanded through acquisitions of Avansys, Marconi's outside plant and power system, Knurr AG, a leading provider of enclosure systems, and Avocent, a leading provider of IT management software and keyboard, video and mouse (or "KVM") solutions. In 2016, Emerson Network Power was spun off as a standalone business and ultimately became Vertiv.

On February 7, 2020, through a business combination with GS Acquisition Holdings Corp ("GSAH"), a special purpose acquisition company later renamed Vertiv Holdings Co, Vertiv became a publicly-traded company (the "Business Combination") with its shares listed on the New York Stock Exchange (NYSE:VRT). GSAH was originally incorporated in Delaware on April 25, 2016 prior to the merger of its subsidiary with Vertiv Holdings.

As a result of the consummation of the Business Combination, (a) Vertiv directly owns all of the equity interests of Vertiv Holdings and indirectly owns the equity interests of its subsidiaries and (b) VPE Holdings LLC, a Delaware limited liability company (the "Vertiv Stockholder"), the sole equity owner of Vertiv Holdings prior to the Business Combination, holds 37,955,215 shares of our Class A common stock as of February 17, 2023.

Our Business

Vertiv offers critical infrastructure technologies and rapidly deployable customized solutions to meet the specific business requirements and needs of a diverse group of customers. Our global footprint comprises engineering, manufacturing, sales and service locations in more than 40 countries across the Americas, Asia Pacific and Europe, Middle East & Africa. We provide the hardware, software and services to facilitate an increasingly interconnected marketplace of digital systems where large amounts of indispensable data need to be transmitted, analyzed, processed and stored. Whether this growing quantity of data is managed centrally in hyperscale/cloud locations, distributed at the edge of the network, processed in an enterprise location or managed via a hybrid platform, the underpinnings and operations of all those locations rely on our critical digital infrastructure and services.

Our broad range of offerings includes AC and DC power management products, switchgear and busbar products, thermal management products, integrated rack systems, modular solutions, and management systems for monitoring and controlling digital infrastructure. These comprehensive offerings are integral to the technologies used for services, such as e-commerce, online banking, file sharing, video on-demand, energy storage, wireless communications, Internet of Things and online gaming. In addition, through our global services network, we provide lifecycle management services, predictive analytics and professional services for deploying, maintaining and optimizing these products and their related systems. Our most prominent brands include Vertiv, Liebert, NetSure, Geist, E&I, Powerbar, and Avocent.

We manage our business across three reportable segments based on our main geographic regions—the Americas, Asia Pacific and Europe, Middle East & Africa. For the year ended December 31, 2022, Vertiv's revenue was $5,691.5, of which 48% was transacted in the Americas; 28% was transacted in Asia Pacific; and 24% was transacted in Europe,

Middle East & Africa. This compares with revenue for the year ended December 31, 2021 of $4,998.1, of which 44% was transacted in the Americas, 32% was transacted in Asia Pacific, and 24% in Europe, Middle East & Africa.

Backlog

Vertiv's estimated combined order backlog was $4,754.4 and $3,191.0 as of December 31, 2022 and 2021, respectively. The backlog consists of product and services for which a customer purchase order or purchase commitment has been received and which has not yet been delivered. Orders may be subject to cancellation or rescheduling by the customer. The following table shows estimated backlog by business segment at December 31, 2022 and 2021, respectively.

(Dollars in millions)	December 31, 2022	December 31, 2021
Americas	$ 3,337.3	$ 1,886.1
Asia Pacific	480.0	484.2
Europe, Middle East & Africa	937.1	820.7
Total Backlog	$ 4,754.4	$ 3,191.0

The vast majority of the combined backlog as of December 31, 2022 is considered firm and is expected to be shipped within one year. Expanding lead-times caused by continuing global supply chain challenges, combined with continued strong demand have contributed to an increase in customer orders being placed in advance of our ability to fulfill them, which has added $1.6 billion to our backlog since December 31, 2021. We do not believe that Vertiv's backlog estimates as of any date are necessarily indicative of our revenues for any future period. Additionally, our current backlog estimates are subject to a number of risks, see "Item 1A. Risk factors—Risks relating to our customers and our industry—We may not realize all of the sales expected from our backlog of orders and contracts."

Strategic Priorities

Our businesses are focused on the following strategic priorities:

- *Maintain Customer Focus*
  - Enhance the customer experience through best in-class tools, commercial, technical, delivery, and service execution.
  - Nurture strong customer relationships.
  - Create superior customer value enabling demand and margin expansion.
- *Achieve Operational Excellence*
  - Continuous process improvement mindset to achieve speed, efficiency, efficacy, and scalability.
  - Achieve pervasive and efficient development and deployment of advanced IT tools and automation.
  - Adopt a rigorous management operating process and cadence.
- *Build a High-Performance Culture*
  - Foster a culture of accountability, collaboration, and speed.
  - Develop a widespread sense of urgency and reward performance.
  - Deliver on commitments and execute agreed plans.
- *Foster Innovation*
  - Be a market leader in our technology and service domains, and continue to differentiate through our new products.
  - Develop and introduce processes with effectiveness and velocity.
  - Develop system-level strength that leverages our unique product and services portfolio.
- *Reinforce Financial Strength*
  - Achieve long- and short-term margin and profit expansion combined with fixed cost constant culture.
  - Drive cash and balance sheet strength through rigorous resource allocation and management.
  - Generate profitable growth and focus on continuous variable cost optimization and develop superior pricing capabilities.

Our Customers

Our customers operate in some of the world's most critical industries. We primarily serve customers across three main end markets: (1) data centers (including hyperscale/cloud, colocation, enterprise and edge), (2) communication networks and (3) commercial and industrial applications.

Data Centers: The primary purpose of a data center is to process, store and distribute data. There are a host of different sizes and types of data centers, but primarily they can be broken down into the following classifications:

- Cloud/Hyperscale: These facilities are massive in scale and are primarily used to support cloud applications. This portion of the industry is growing rapidly. Examples of companies in this space include Microsoft Azure, Amazon Web Services, and Google Cloud.

- Colocation: These facilities range in size and offer clients a location where they can place their information technology ("IT") equipment, while the building and critical digital infrastructure is owned by the colocation company. This portion of the industry is on a rapid growth trajectory. Examples of companies in this space include Digital Realty and Equinix.

- Enterprise: This classification refers to the "Fortune 1000" scale businesses that have their own on-premises data centers. Examples of companies in this space include Goldman Sachs, J.P. Morgan, Walmart and Allianz. The growth of the enterprise market, based on data centers and square footage, has generally been flat for the past three years.

- Edge: These types of data centers are at an early stage of their development and will likely be utilized by companies in all of the aforementioned categories in the future. These locations are decentralized by nature and located closer to where the data is being demanded (i.e., towards the edge of the network). This market is currently small, but the opportunities for growth are expected to increase as the proliferation of connected devices and data storage needs continues to accelerate in the future.

Communication Networks: This space is comprised of wireline, wireless, and broadband companies. These companies create content and are ultimately responsible for distributing voice, video, and data to businesses and consumers. They deliver this data through an intricate network of wireline and wireless mediums. Additionally, some of these companies' locations act as data centers where the data is delivered, processed and stored. This sector has a generally low single-digit growth profile.

Commercial and Industrial: This space is comprised of commercial and industrial environments where our products keep critical systems running. Examples include transportation, manufacturing, and oil and gas. These applications are growing in their need for intelligent infrastructure and may be regulated or need to satisfy some level of compliance. The growth in this area generally aligns with changes in gross domestic product.

We engage these industries and end users through our global network of direct sales professionals, independent sales representatives, channel partners and original equipment manufacturers. Many of our installations are completed in collaboration with our customers and we work with them from the initial planning phase through delivery and servicing of the completed solution. This depth of interaction supports key customer relationships, sometimes spanning multiple decades.

Our Offerings

We design, manufacture and service critical digital infrastructure technology for data centers, communication networks and commercial and industrial environments. Our principal offerings include:

Critical infrastructure & solutions

We identify delivery of products as performance obligations within the critical infrastructure & solutions offering. Such products include AC and DC power management, thermal management, low/medium voltage switchgear, busway, and integrated modular solutions.

Integrated Rack Solutions

Performance obligations within integrated rack solutions include the delivery of racks, single phase UPS, rack power distribution, rack thermal systems, configurable integrated solutions, hardware, and software for managing I.T. equipment.

Services & spares

Global services include both pre-sale and faster-sales services, for example, preventative maintenance, project management, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and critical digital infrastructure software. We provide consistent service delivery for critical facilities in all regions of the world with service provided by knowledgeable, local specialists. Regular service of critical equipment supports maximum uptime and often reduces total cost of ownership for customers. We provide full support of critical infrastructures when and where our customers need us. Vertiv services are used in data centers, communications facilities, government agencies and industrial plants. Across the globe, there are over 200 service centers and more than 3,500 service engineers.

Competition

The majority of our competitors target a specific offering or a specific geographic location. Competition in our markets is primarily on the basis of reliability, quality, price, service and customer relationships. Across our three geographic segments, we encounter two principal types of competitors: niche players and global competitors. We believe we differentiate ourselves through: (i) our ability to service customers in each phase of the product lifecycle; (ii) our large customer service network which allows us to address the local and regional needs of our customer base; (iii) our ability to apply our understanding of trends, technologies and the implementation of our offerings for our customers; (iv) our integration with third-party software which allows us to customize solutions according to a particular customer's needs; and (v) our ability to meet our customers' needs better than competitors on the market.

Sales and Marketing

Our customers are located across the globe. We go to market through multiple channels to ensure that we map our coverage to our customers' buying behaviors and preferences. Our primary selling method is direct sales, and we have approximately 3,000 salespeople located around the world. We also utilize a robust network of channel partners, distributors, I.T. resellers, and value-added retailers. This network helps extend our global reach to all corners of the world.

Customer Service and Support

We ensure continuous uptime of our customers' operations so they can perform at their peak and maximize resources. There are five key characteristics that differentiates Vertiv's customer service and support from competitors:

- **Expertise:** For over 50 years, Vertiv's long-tenured service personnel have been trusted advisors to industry leaders and companies of all sizes.

- **Reliability & Safety:** We provide around the clock, direct access to more than 3,500 field services engineers and over 200 technical support team members.

- **Response Time:** Vertiv boasts an 87% first-time fix rate in site emergency visits, allowing customers to quickly gain assistance wherever and whenever.

- **Global Coverage**: We provide a standardized support approach across the globe with more than 200 service centers, keeping our customer sites connected.

- **Broad Capabilities**: Vertiv offers customers a complete lifecycle of capabilities such as project launch, remote monitoring, on-site project management, energy consumption management and preventive maintenance.

Research and Development

We are committed to outpacing our competitors and being first to market with new product developments and improvements. In 2022, Vertiv spent $282.0 on Research and Development ("R&D"). We focus our R&D budget on engineering continuous improvement and new product innovation. Our global product leaders manage global product lines and engineering organizations with the goal to remain ahead of market trends by leveraging input from our regions and customers. These global groups are also supported by in-region product and engineering teams which are responsible for understanding and adapting our offerings to local market and customer requirements. These teams work closely with our sales and service network, enabling us to obtain and act upon customer feedback to continuously improve our offerings.

Facilities, Operations, and Supply Chain

Our ability to serve our customers on both a global and local level is a key success factor, and we have built our manufacturing footprint with that principle in mind. We have significant manufacturing facilities in the Americas, Asia Pacific and Europe, Middle East & Africa. This well-diversified global network of facilities allows for improved service level cost, and working capital optimization. Our manufacturing facilities are supported by regional engineering and configuration centers where, if our customers desire, we can tailor our products to the local market and to a given customer's specific requirements.

We have established a robust supply chain that is complementary to our manufacturing footprint. The COVID-19 pandemic has led to supply chain constraints, despite strong market demand, and we have experienced significant material, freight and labor cost increases, which are expected to continue throughout 2023, with critical part shortages driving the need for additional spot buys at increased costs, and increased costs associated with premium freight to meet customer commitments. Additionally, logistical issues have significantly delayed the receipt of materials and, in some cases, we cannot procure critical parts at any price, creating production and delivery challenges pressuring the top and bottom line. In addition to providing high quality service to our customers, we follow a diversification strategy to avoid overconcentration or a significant dependence on a particular supplier or region. We continue to take action in 2023 to enhance our supply chain, such as qualifying new suppliers, and advancing our pricing plan.

Vertiv Operating System

The Vertiv Operating System ("VOS") leverages a proven foundational approach to operational excellence to drive greater efficiency, quality and competitiveness into our operations. VOS promotes teamwork and collaboration across the entire organization and leverages continuous improvement techniques focused on elimination of waste and reduction of process variation. Results of VOS are reflected in enhanced customer satisfaction and greater cost efficiencies. While VOS is concentrated mainly within our manufacturing operations, similar methods are used to improve performance across corporate functions and new product development.

Human Capital Resources

As of December 31, 2022, we employed approximately 27,000 full-time and part-time employees. Approximately 32% of our employees are in our manufacturing operations. Our talent acquisition and retention practices include college and university recruiting programs, job fairs, compensation benchmarking, employee engagement and communication through email, social media, and other communication platforms.

Our Strategy

We are committed to attracting, hiring and developing the best and brightest talent and focus significant resources on supporting and managing our diverse global employee population. We offer our employees competitive pay packages and a broad range of company-paid benefits and recognize that our success is based in large part on the talents and dedication of those we employ.

Our Core Principles and Behaviors

Core Principles
- Safety
- Integrity
- Respect
- Teamwork
- Diversity and inclusion

Behaviors
- Own it
- Act with urgency
- Foster a customer-first mindset
- Think big and execute
- Lead by example
- Drive continuous improvement
- Learn and seek out development

Employee Safety

We believe a safe and healthy workplace is essential to flourish as a business. Vertiv prioritizes the health and safety of our global workforce and anyone who enters our facilities or interacts with our products. We believe we have effective EHS strategy that is evidenced in our strong safety record, including our total recordable injury rate relative to certain peers. Safety is of fundamental importance to Vertiv. We aim to provide the tools, training, and other resources needed to achieve our goal of reducing workplace risks and creating an injury-free workplace. We believe that creating a safe work environment is essential to our business. Through documented procedures, local safety team engagement, and a culture of open communication, our employees are encouraged to recommend safety improvements and report any safety hazards they see.

Employee Development

We also provide development and training programs for our employees, including new product training for our sales and services organizations, "Managing@Vertiv" for our management level employees, and "MyFirst90Days" for newly hired employees as key human capital measures and objectives.

Intellectual Property

Our ability to create, obtain and protect intellectual property is important to the success of our business and our ability to compete. We create intellectual property ("IP") in our operations globally, and we actively work to protect and enforce our IP rights. We consider our trademarks to be valuable assets, including well-known marks within the industry such as Vertiv, Geist, Liebert, Energy Labs, NetSure, E&I, Powerbar, and Avocent.

In addition, we integrate licensed third party technology and IP into certain aspects of our products. Although certain third party proprietary IP rights are important to our success, we do not believe that we are materially dependent on any particular third party IP rights.

As of December 31, 2022 Vertiv had approximately 2,700 registered patents and approximately 500 pending, published or allowed patent applications, and approximately 1,500 registered trademarks and approximately 200 pending trademark applications.

Raw Materials

We obtain raw materials and supplies from a variety of sources and generally from more than one supplier. We have experienced critical part shortages and supply chain constraints in addition to logistical issues which have significantly delayed receipt of materials, as well as increased the costs of certain raw materials. We continue to address these challenges associated with our sources, supplies and costs of raw materials. Refer to the "Facilities, Operations, and Supply Chain" discussion above.

Environmental, Health and Safety

Meeting the growing demand for data and critical digital infrastructure while simultaneously mitigating environmental impacts from our operations and products and governing and managing our business in a responsible manner, are at the heart of our approach to environmental, social and governance ("ESG") matters.

Mitigating environmental impacts encompasses actions taken to minimize energy consumption and greenhouse gas emissions, manage materials and waste in our own operations, and provide customers with innovative products and solutions that help them minimize their own energy and water consumption. We are working to shrink the carbon footprint of our operations, and we seek to minimize, and, where possible, eliminate hazardous waste through source reduction and recycling. Throughout our global facilities we implement processes, procedures, and policies to track and mitigate environmental impacts. We also solicit local teams to identify action plans for the conservation of energy and water, and the reduction of GHG emissions.

Governing and managing our business in a responsible manner includes, but is not limited to, encouraging diversity, equity and inclusion ("DE&I"), respecting human rights, developing our employees, implementing data privacy and cybersecurity measures, establishing policies and codes that spell out expectations for our own behavior and that of our suppliers, and working to protect the interests of our company, stockholders, and other stakeholders.

We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety and the content, composition and takeback of our products. We maintain a robust environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. We also have a program for complying with the European Union Restriction on the Use of Certain Hazardous Substances and Waste Electrical and Electronic Equipment Directives, the China Restriction of Hazardous Substances law, the European Union Registration, Evaluation, Authorization and Restriction of Chemicals regulation, and similar requirements.

At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we could incur liability for any potential contamination, and could in the future be liable for additional contamination. We have projects under way at certain current and former manufacturing facilities to investigate and remediate environmental contamination. Compliance with laws regulating contamination and the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect on our capital expenditures, earnings or competitive position.

E&I Transaction

On November 1, 2021, Vertiv, through its wholly-owned subsidiaries Vertiv Holdings Ireland DAC, a private company limited by shares incorporated in Ireland and Vertiv International Holding Corporation, an Ohio corporation, acquired the shares of E&I Engineering Ireland Limited, a private company limited by shares incorporated in Ireland, and its affiliate Powerbar Gulf LLC ("E&I"). Total consideration was $1,770.4, net of $10.3 of cash acquired, payable in a mix of cash and stock. See "Note 2 – Acquisition" of our Consolidated Financial Statements.

E&I is a leading provider of switchgear, busway and modular power units serving data center and commercial and industrial customers in Europe, Middle East, and America. The combination broadened our power infrastructure portfolio, expanded our services opportunities by providing additional upfront project start-up and ongoing maintenance services, and now enables us to offer complete integrated power and modular solutions. Additionally, this acquisition strengthens our participation with large customers as well as gain new customers, including Hyperscale cloud providers, as we have an expanded portfolio of products and services to offer customers more flexible and scalable power deployment options. We continued to integrate E&I into our business during 2022.

Business Combination

GSAH was incorporated on April 25, 2016 as a Delaware corporation under the name "GS Acquisition Holdings Corp" and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 12, 2018, GSAH closed its IPO of 69,000,000 units, consisting of one share of Class A common stock and one-third of one redeemable warrant, at a price of $10.00 per unit. Each whole warrant entitled the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (the "Public Warrants"). Simultaneously with the closing of the IPO, GSAH closed the private placement of an aggregate of 10,533,333 warrants, each exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share (the "Private Placement Warrants" and, together with the Public Warrants, the "Warrants"), initially issued to GS DC Sponsor I LLC, a Delaware limited liability company (the "Sponsor"), at a price of $1.50 per Private Placement Warrant, generating proceeds of $15.8.

We redeemed and delisted the Public Warrants on January 19, 2021. The Private Placement Warrants are exercisable on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by such holders on the same basis as a Public Warrant. As of December 31, 2022, there are 10,533,333 Private Placement Warrants outstanding.

On the closing date of the Business Combination, we entered into certain related agreements including the Registration Rights Agreement, the Tax Receivable Agreement, and the Stockholders Agreement (each of which is described below under "Related Agreements.")

Related Agreements

Amended and Restated Registration Rights Agreement

On the closing date of the Business Combination, we entered into an amended and restated registration rights agreement (the "Registration Rights Agreement"), with the Initial Stockholders, the Vertiv Stockholder, the GS ESC PIPE Investor, the Cote PIPE Investor and certain other PIPE Investors (collectively, the "RRA Parties"), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of Vertiv's Class A common stock and certain other of our equity securities that are held by the RRA Parties from time to time.

Each of the GS Sponsor Member, the Cote Sponsor Member and the Vertiv Stockholder is entitled to make up to two demand registrations in any 12 month period in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions and certain other conditions. In addition, the RRA Parties have certain "piggy-back" registration rights. The Registration Rights Agreement includes customary indemnification and confidentiality provisions. We will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

On February 7, 2020, we filed a registration statement on Form S-1, as amended (the "Registration Statement on Form S-1"), to meet our obligations under the Registration Rights Agreement. The Vertiv Stockholder sold shares of our Class A common stock in the following secondary offerings: (i) 26.0 million shares in August 2020; (ii) 18.0 million shares in November 2020; and, (iii) 23.1 million shares in November 2021.

Stockholders Agreement

On the closing date of the Business Combination, the Company, the GS Sponsor Member, the Cote Sponsor Member and the Vertiv Stockholder entered into the Stockholders Agreement (the "Stockholders Agreement").

Pursuant to the Stockholders Agreement, the Vertiv Stockholder has the right to nominate up to four directors to our Board of Directors, subject to its ownership percentage of the total outstanding shares of Class A common stock. If the Vertiv Stockholder holds: (i) 30% or greater of the outstanding Class A common stock, it will have the right to nominate four directors (two of which must be independent); (ii) less than 30% but greater than or equal to 20% of the outstanding Class A common stock, it will have the right to nominate three directors (one of which must be independent); (iii) less than 20% but greater than or equal to 10% of the outstanding Class A common stock, it will have the right to nominate two directors; (iv) less than 10% but greater than or equal to 5% of the outstanding Class A common stock, it will have the right to nominate one director; and (v) less than 5% of the outstanding Class A common stock, it will not have the right to nominate any directors. As long as the Vertiv Stockholder has the right to nominate at least one director, the Vertiv Stockholder shall have certain rights to appoint its nominees to committees of the Board of Directors and we shall take certain actions to ensure the number of directors serving on the Board of Directors does not exceed nine without the Vertiv Stockholder's agreement. In addition, the Stockholders Agreement provides that so long as we have either of the Executive Chairman or the Chief Executive Officer as a named executive officer, we shall take certain actions to include such Executive Chairman or the Chief Executive Officer on the slate of nominees recommended by the Board of Directors for election. The Stockholders Agreement also provides that, for so long as the Vertiv Stockholder holds at least 5% of our outstanding Class A common stock, the Vertiv Stockholder will have the right to designate an observer to attend meetings of the Board, subject to certain limitations. As of February 17, 2023, the Vertiv Stockholder holds 10% of the outstanding Class A common stock.

Tax Receivable Agreement

In connection with the Business Combination, we entered into the Tax Receivable Agreement, which generally provided for payments to the Vertiv Stockholder of 65% of the cash tax savings in U.S. federal, state, local and certain foreign taxes, that we actually realize (or are deemed to realize) in periods after the closing of the Business Combination as a result of (i) increases in the tax basis of certain intangible assets of Vertiv resulting from certain pre-Business Combination acquisitions, (ii) certain U.S. federal income tax credits for increasing research activities (so-called "R&D credits") and (iii) tax deductions in respect of certain Business Combination expenses. We expected to retain the benefit of the remaining 35% of these cash tax savings.

For purposes of the Tax Receivable Agreement, the applicable tax savings are generally computed by comparing our actual tax liability for a given taxable year to the amount of such taxes that we would have been required to pay in such taxable year without the tax basis in the certain intangible assets, the U.S. federal income tax R&D credits and the tax deductions for certain Business Combination expenses described above. The original term of the Tax Receivable Agreement was twelve taxable years following the closing of the Business Combination, with the payments described in (i) and (ii) above being deferred until the close of our third taxable year following the closing of the Business Combination, and payments described in (iii) above generally being deferred until the close of our fourth taxable year following the closing of the Business Combination and then payable ratably over the following three taxable year period regardless of whether we actually realize such tax benefits.

On December 31, 2021, Vertiv and the Vertiv Stockholder agreed to amend and supplement the Tax Receivable Agreement to replace our remaining payment obligations under the Tax Receivable Agreement with an obligation to pay $100.0 million in cash in two equal installments. The first installment payment was scheduled to be due on or before June 15, 2022 and the second installment was scheduled to be due on or before September 15, 2022. On June 15, 2022, Vertiv and the Vertiv Stockholder agreed to further amend the payment schedule under the Tax Receivable Agreement into three installment payments wherein the first installment payment of $12.5 became due and was paid on June 15, 2022, the second installment of $12.5 became due and was paid on September 15, 2022, and the third installment of $75 became due and was paid on November 30, 2022. Upon receipt of the third installment payment, the Tax Receivable Agreement terminated and we are not required to make any further payments and have no further obligations to the Vertiv Stockholder under the Tax Receivable Agreement.

Corporate Information

Our principal executive offices are located at 505 N. Cleveland Ave., Westerville, Ohio, 43082, and our telephone number is (614) 888-0246. Our website is www.vertiv.com.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are filed with the Securities and Exchange Commission (the "SEC"). We are subject to the informational requirements of the Exchange Act, and we file or furnish reports, proxy statements and other information with the SEC. Such reports and other information we file with the SEC are available free of charge at www.vertiv.com when such reports are available on the SEC's website. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. We periodically provide other information for investors on our corporate website, including press releases and other information about financial performance, information on corporate governance and details related to our annual meeting of stockholders. Our references to website URLs are intended to be inactive textual references only. The information found on, or that can be accessed from or that is hyperlinked to, our website does not constitute part of, and is not incorporated into, this Annual Report.

This Annual Report contains some of our trademarks, service marks and trade names, including, among others, Vertiv, Liebert, NetSure, Geist, Energy Labs, E&I, Powerbar, and Avocent. Each one of these trademarks, service marks or trade names is either (1) our registered trademark, (2) a trademark for which we have a pending application, or (3) a trade name or service mark for which we claim common law rights. All other trademarks, trade names or service marks of any other company appearing in this Annual Report belong to their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our respective rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Upon the written request of any record holder or beneficial owner of Common Stock entitled to vote at the Annual Meeting, we will, without charge, provide a copy of our Annual Report, including the financial statements and the financial statement schedules, for the fiscal year ended December 31, 2022, as filed with the SEC. Requests should be directed to ir@vertiv.com.

Item 1A. Risk Factors

An investment in our securities involves risks and uncertainties. You should carefully consider the following risks as well as the other information included in this annual report, including "Cautionary Statement About Regarding Forward-Looking Statements," "Risk Factor Summary," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto included elsewhere in this annual report, before investing in our securities. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or prospects. In such a case, the trading price of our securities could decline and you may lose all or part of your investment in us. Unless the context otherwise requires, all references in this subsection to the "Company," "Vertiv," "we," "us" or "our" refer to Vertiv Holdings Co and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of Vertiv prior to the consummation of the Business Combination.

Risks Related to Our Customers and Our Industry

We rely on the continued growth of our customers' networks, in particular data center and communication networks, to grow our business, operations and revenue, and any decreases in demand in these networks could lead to a decrease in our product offerings.

A substantial portion of our business depends on the continued growth of our current and potential customers' data centers and communication networks. If these networks do not continue to grow, whether as a result of changes in the economy, capital spending, building capacity in excess of demand, delays in receiving required permits and approvals, or for any other reason, overall demand could decrease for our product offerings, which would have an adverse effect on our business, results of operations and financial condition.

The long sales cycles for certain of our products and solutions offerings, as well as unpredictable placing or canceling of customer orders, particularly large orders, may cause our revenues and operating results to vary significantly from quarter-to-quarter, which could make our future operational results less predictable.

A customer's decision to purchase certain of our products or solutions, particularly products new to the market or long-term end-to-end solutions, may involve a lengthy contracting, design and qualification process. In particular, customers deciding on the design and implementation of large deployments may have lengthy and unpredictable procurement processes that may delay or impact expected future orders, including customers canceling orders based on changes to their businesses. As a result, the order booking and sales recognition process is often uncertain and unpredictable, with some customers placing large orders with short lead times on little advance notice and others requiring lengthy, open-ended processes that may change depending on global or regional economic weakness. This unpredictability may cause our revenues and operating results to vary unexpectedly from quarter-to-quarter and year-to-year, making our future operational results less predictable.

We may not realize all of the sales expected from our backlog of orders and contracts.

Our backlog consists of the value of product and service orders for which we have received a customer purchase order or purchase commitment and which have not yet been delivered. As of December 31, 2022 and 2021, Vertiv's estimated combined order backlog was $4,754.4 and $3,191.0, respectively. The vast majority of our combined backlog is considered firm and expected to be delivered within one year. Our customers have the right in some circumstances, usually with penalties or termination consequences, to reduce or defer firm orders in backlog. If customers terminate, reduce or defer firm orders, whether due to fluctuations in their business needs or purchasing budgets or other reasons, our sales will be adversely affected and we may not realize the revenue we expect to generate from our backlog or, if realized, may not result in profitable revenue. More generally, we do not believe that our backlog estimates as of any date are indicative of revenues for any future period. Additionally, because of our significant backlog, there may be significant delays between the time that we alter the prices we charge customers for our offerings and the time such price changes are reflected in our financial results. Additionally, because of our significant backlog, there may be significant delays between the time that we alter the prices we charge for new orders and the time such price changes are reflected in our financial results due to orders in the backlog that use historic pricing.

Any disruption or consolidation of our customers' markets or reduction in customer spending on technology could result in declines in the sales volume and prices of our products.

The disruption of our customers' markets could occur due to a number of factors, including government policy changes, industry consolidations or the shifting of market size and power among customers. Such consolidations or other disruptions may result in certain parties gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. Such changes could impact spending as customers evolve their strategies or integrate acquired operations. For example, if industry consolidation results in there being fewer customers, the loss of any one customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants. Any reduction in customer spending on technological development as a result of these and other factors could have an adverse effect on our business, results of operations and financial condition.

Large companies, such as communication network and cloud/hyperscale and colocation data center providers, often require more favorable terms and conditions in our contracts, which could result in downward pricing pressures on our business.

Large companies, such as communication network and cloud/hyperscale and colocation data center providers, comprise a material portion of our customer base and generally have greater purchasing power than smaller entities. Accordingly, these customers often require more favorable terms and conditions in contracts from suppliers including us. Consolidation among such large customers could further increase their buying power and ability to require onerous terms. In addition, these customers may impose substantial penalties for any product or service failures caused by us or the failure by us to timely deliver products ordered by those customers. As we seek to sell more products to such customers, we may be required to agree to such terms and conditions more frequently, which may include terms that affect the timing of our cash flows and ability to recognize revenue, and could have an adverse effect on our business, results of operations and financial condition.

Our contracts with governmental customers are subject to increased pressures to reduce expenses, may contain additional or more onerous terms and conditions that are not common among commercial customers, and may subject us to increased risk of audits, investigations, sanctions and penalties by such governmental parties, which could result in various civil and criminal penalties, administrative sanctions, and fines and suspensions.

We derive a portion of our revenue from contracts with governmental customers, including the U.S. federal, state and local governments. There is pressure on such governmental customers and their respective agencies to reduce spending and some of our contracts at the state and local levels are subject to government funding authorizations. These factors combine to potentially limit the revenue we derive from such contracts.

Additionally, government contracts are generally subject to audits and investigations which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business. Such contracts are also subject to various laws and regulations that apply to doing business with governmental entities, such as country-specific sourcing requirements. The laws relating to government contracts differ from other commercial contracting laws and our government contracts may contain pricing and other terms and conditions that are less favorable to the Company than those in commercial contracts.

We have, and we intend to continue pursuing, long-term, fixed-price contracts (including long-term, turnkey projects). Our failure to mitigate certain risks associated with our long-term, fixed-price contracts (including long-term, turnkey projects) may result in excess costs and penalties.

Long-term, fixed-price contracts (including but not limited to turnkey projects) may have a duration greater than twelve months, and may involve substantial risks, which may result in excess costs and penalties. These risks include but are not limited to:
* unanticipated technical problems with equipment, requiring us to incur added expenses to remedy such problems;
* changes in costs or shortages of components, materials, labor or construction equipment;
* recognition of revenues over the term of the contract;
* project modifications and changes to the scope of work resulting in unanticipated costs;
* delays caused by local weather or other conditions beyond our control;
* changes in regulations, permits or government policy;
* the failure of suppliers, subcontractors or consortium partners to perform; and
* penalties, if we cannot complete all or portions of the project within contracted time limits and performance levels.

Our failure to mitigate these risks may result in excess costs and penalties and may have an adverse effect on our results of operations and financial condition.

The areas in which we provide our product and solution offerings are highly competitive, and we experience competitive pressures from numerous and varied competitors.

We encounter competition from numerous and varied competitors targeting all areas of our business on a global and regional basis. We compete with our competitors primarily on the basis of our technology, reliability, quality, price, service and customer relationships. A significant element of our competitive strategy is focused on delivering reliable, high-quality products and solutions at the best relative global cost. If our products, services, and cost structure do not enable us to compete successfully based on any of those criteria, we may experience a decline in product sales and a corresponding loss of customers.

Our competitors, any of which could introduce new technologies or business models that disrupt significant portions of our markets and cause our customers to move a material portion of their business away from us to such competitors, primarily include:

- Large-scale, global competitors with broad, sometimes larger, product portfolios and service offerings. These competitors may have greater financial, technical and marketing resources available to them compared to the resources allocated to our products and services that compete against their products and services. Competitors within this category include Schneider Electric, S.E., Eaton Corporation Plc, Legrand SA, and Huawei Investment & Holding Co., Ltd, each of which have a large, global presence and compete directly in the markets in which we operate. Industry consolidation may also impact the competitive landscape by creating larger, more homogeneous and potentially stronger competitors in the markets in which we operate.

- Offering-specific competitors with products and services that compete globally but with a limited set of product offerings. These competitors may be able to focus more closely on a particular segment of the market and apply targeted financial, technical and marketing resources in ways that we cannot, potentially leading to stronger brand recognition, technological advancement and more competitive pricing within that targeted segment.

- Regional or country-level competitors are competitors that compete with us in a limited geographic area.

Failure to obtain performance and other guarantees from financial institutions, may prevent us from bidding on or obtaining certain contracts, or cause our costs with respect to such contracts to be higher.

In accordance with industry practice, for project opportunities we are required to provide guarantees, including bid-bonds, advance payment and performance guarantees. Some customers require these guarantees to be issued by a financial institution, and historic global financial conditions have in the past, and may in the future, make it more difficult and expensive to obtain these guarantees. If we cannot obtain such guarantees on commercially reasonable terms or at all, we could be prevented from bidding on or obtaining such large project contracts, or our costs for such contracts could be higher and, in either case, could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business Operations

We are subject to changes in costs of production due to factors beyond our control, the impacts of which may be exacerbated if we fail to properly manage our supply chain and inventory.

Our operations, particularly our manufacturing and service operations, depend on the availability and prices of raw materials, components, products and services from third-party suppliers, and such suppliers' ability to timely deliver the quantities and quality required at reasonable prices. Additionally, our operations depend on our ability to accurately anticipate these needs and prices. We have a large number of providers to support our global operations and breadth of offerings. In addition, certain of our suppliers are also competitors with us in one or more parts of our business and those suppliers may decide to discontinue business with us. As described in our prior filings, at times in the past we did not accurately anticipate the magnitude of inflationary increases in costs of our materials, freight and labor, as a result of which such cost increases were not immediately reflected in the prices for our offerings. Other supply chain issues that we historically have faced, and may face in the future include, but are not limited to, the following:

- Volatility in the supply or price of raw materials, freight and labor. Our products rely on a variety of raw materials and components, including steel, copper, aluminum and various electronic components. We may experience a shortage of, or a delay in receiving, such materials or components because of strong demand, supplier capacity constraints or other operational disruptions, restrictions on use of materials or components subject to our governance and compliance requirements, disputes with suppliers or problems in transitioning to new suppliers. Moreover, prices for some of these materials and components have historically been volatile and unpredictable. We also rely upon labor and third-party freight services to produce and deliver our offerings to our customers. During 2021 and 2022, we experienced significant increases in material, freight and labor costs, and we expect inflationary pressures on such costs to continue in 2023. Ongoing supply issues may require us to reengineer some offerings, which could result in further costs and delays, some of which costs we may not be able to pass onto our customers. If we are unable to secure necessary supplies at reasonable prices or acceptable quality, we may be unable to manufacture products, fulfill service orders or otherwise operate our business. We may also be unable to offset unexpected increases in material and component costs with our own price increases without suffering reduced volumes, revenues or operating income.
- Contractual terms. As a result of long-term price or purchase commitments in contracts with our suppliers, we may be obligated to purchase materials, components or services at prices higher than those available in the current market, which may put us at a disadvantage to competitors who have access to components or services at lower prices, impact our gross margin, and, if these issues impact demand, may result in additional charges for inventory obsolescence. In addition, to secure the supply of certain materials and components on favorable terms, we may make strategic purchases of materials and components in advance or enter into non-cancelable commitments. If we fail to anticipate demand properly, we may have an oversupply which could result in excess or obsolete materials or components.
- Contingent workers. In some locations, we rely on third-party suppliers for the provision of contingent workers, and our failure to manage such workers effectively could adversely impact our results of operations. We may in the future be exposed to various legal claims relating to the status of contingent workers. We may also be subject to labor shortages, oversupply, or fixed contractual terms relating to the contingent workforce, and our ability to manage the size of, and costs for, such contingent workforce may be further constrained by local laws or future changes to such laws. In addition, our customers may impose obligations on us with regard to our workforce and working conditions.
- Single-source suppliers. We obtain certain materials or components from single-source suppliers due to technology, availability, price, quality or other considerations. Replacing a single-source supplier could delay production of some products because replacement suppliers, if available, may be subject to capacity constraints or other output limitations.

Any of these risks could have an adverse effect on our results of operations and financial condition.

In addition, our operations depend upon disciplined inventory management, as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. Excess or obsolete inventory, whether procured pursuant to an inaccurate customer forecast or otherwise, would result in a write-off of such inventory, causing an increase in costs of goods sold and a decline in our gross margins.

If we fail to anticipate technology shifts, market needs and opportunities, and fail to develop appropriate products, product enhancements and services in a timely manner to meet those changes, we may not be able to compete effectively against our global competitors and, as a result, our ability to generate revenues will suffer.

We believe that our future success will depend in part upon our ability to anticipate technology shifts and to enhance and develop new products and services that meet or anticipate such technology changes. Any such developments will require continued investment in engineering, capital equipment, marketing, customer service and technical support. For example, we will need to anticipate potential market shifts to efficient products, alternative power architectures, cooling technologies and energy storage that could diminish the demand for our existing offerings or affect our margins.

Also, our primary global competitors are sophisticated companies with significant resources that may develop superior products and services or may adapt more quickly to new technologies and technology shifts, industry changes or evolving customer requirements. If we fail to anticipate technology changes, shifting market needs or keep pace with our competitors' products, or if we fail to develop and introduce new products or enhancements in a timely manner, we may lose customers and experience decreased or delayed market acceptance and sales of present and future products and our ability to generate revenues will suffer.

Disruptions to the various information security systems upon which our operations rely, especially cyber-security incidents, including data security breaches, ransomware or computer viruses, could harm our business, reduce our revenue, increase our expenses, damage our reputation and adversely impact our performance.

We rely on our information systems and the information systems of a variety of third parties for processing customer orders, shipping products, billing our customers, tracking inventory, supporting finance and accounting functions, financial statement preparation, payroll services, benefit administration and other general aspects of our business. Our information systems or those of our third-party providers, including sensitive data stored through cloud-based services that may be hosted by third parties and in data center infrastructure maintained by third parties, may be vulnerable to attack or breach. Any such attack or breach could compromise such information systems, resulting in fraud, ransom attack or theft of proprietary or sensitive information which could be accessed, publicly disclosed, misused, stolen or lost. This could impede our sales and disrupt or prevent manufacturing, distribution or other critical functions, and the financial costs we could incur to eliminate or alleviate these security risks could be significant and may be difficult to anticipate or measure. Moreover, such a breach could cause reputational and financial harm and subject us to liability to our customers, suppliers, business partners or any affected individual.

As our business increasingly interfaces with employees, customers, vendors and suppliers using information technology systems and networks, we are subject to an increased risk to the secure operation of these systems and networks. Our evolution into smart products, Internet of Things, business-to-consumer, and e-commerce subjects us to increased cyber and technology risks. The secure operation of our information technology systems and networks and ensuring that we have skilled personnel to assist in ensuring continued security, is critical to our business operations and strategy. Information technology security threats from user error to attacks designed to gain unauthorized access to our systems, networks and data are increasing in frequency and sophistication.

In addition, the products we produce or elements of such products that we procure from third parties may contain defects, vulnerabilities, or weaknesses in design, architecture or manufacture, which could lead to system security vulnerabilities in our products and compromise the network security of our customers If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to our products or services, the market perception of the effectiveness of our products or services could be harmed*.*

Implementations of new information systems and enhancements to our current systems may be costly and disruptive to our operations.

Our implementation of new information systems and enhancements to current systems, including those relating to our enterprise resource plan, human capital management and product lifecycle systems, are costly and have in the past and may in the future be disruptive to our operations. Problems, disruptions, delays or other issues in the design and implementation of these systems or enhancements have in the past and could in the future adversely impact our forecasting and planning abilities, and our ability to process customer orders, ship products, provide service and support to our customers, bill and collect in a timely manner from our customers, fulfill contractual obligations, accurately record and transfer information, recognize revenue, file securities, governance and compliance reports in a timely manner or otherwise run our business. If we are unable to successfully design and implement these new systems, enhancements, and processes as planned, if the length of time or costs are greater than anticipated, if they result in further disruptions, or if they do not operate as anticipated, our business, results of operations and financial condition could be negatively impacted. Additionally, the benefits of these new systems may not be realized until they are fully implemented and testing has been completed.

We may not realize the expected benefits from any rationalization, restructuring, and improvement efforts that we have taken or may take in the future.

We have and continue to undertake rationalization, restructuring, and realignment initiatives to reduce our overall cost base and improve efficiency. There can be no assurance that we will fully realize the benefits of such efforts as anticipated, and we may incur additional and/or unexpected costs to realize them. These actions could yield other unintended consequences, such as distraction of management and employees, business disruption, reduced employee morale and productivity, and unexpected employee attrition, including the inability to attract or retain key personnel. If we fail to achieve the expected benefits of any rationalization, restructuring, or realignment initiatives and improvement efforts, or if other unforeseen events occur in connection with such efforts, our business, results of operations and financial condition could be negatively impacted.

Disruption of, or consolidation or changes in, the markets or operating models of our independent sales representatives, distributors and original equipment manufacturers could have a material adverse effect on our results of operations.

We rely, in part, on independent sales representatives, distributors, resellers, and original equipment manufacturers for the distribution of our products and services, some of whom operate on an exclusive basis. If the financial condition or operations of these third parties weaken, including as a result of a shift away from the go-to-market operating model they currently follow, and they are unable to successfully market and sell our products, our revenue and gross margins could be adversely affected. In addition, if there are disruptions or consolidation in their markets, such parties may be able to improve their negotiating position and renegotiate historical terms and agreements for the distribution of our products or terminate relationships with us in favor of our competitors. Changes in the negotiating position of such third parties in future periods could have an adverse effect on our results of operations.

Our global operations subject us to income and other taxes in the U.S. and numerous foreign jurisdictions. Unanticipated changes in tax provisions, the adoption of new tax legislation or exposure to additional tax liabilities could cause increased variability in our effective tax rate and impact our financial performance.

Variability in the mix and profitability of domestic and international activities, identification and resolution of various tax uncertainties, changes in tax laws and rates or other regulatory actions regarding taxes including the implementation of any global minimum tax for corporations, and the extent to which we are able to realize net operating loss and other carryforwards included in deferred tax assets and avoid potential adverse outcomes included in deferred tax liabilities, among other matters, may significantly impact our effective income tax rate in the future. Further, changes in tax laws and rates or other regulatory actions may significantly impact the positions taken with regard to tax contingencies and we may be subject to audit and review by tax authorities, which may result in future taxes, interest and penalties. Our effective tax rate in any given financial reporting period may be materially impacted by mix and level of earnings or losses by jurisdiction as well as the discrete recognition of taxable events and exposures.

Any failure of our product offerings could subject us to substantial liability, including product liability claims, which could damage our reputation or the reputation of one or more of our brands.

The product offerings that we provide are complex, and our regular testing and quality control efforts may not be effective in controlling or detecting all quality issues or errors, particularly with respect to faulty components manufactured by third parties. Defects could expose us to product warranty claims, including substantial expense for the recall and repair or replacement of a product or component, and product liability claims, including liability for personal injury or property damage. We are not generally able to limit or exclude liability for personal injury or property damage to third parties under the laws of most jurisdictions in which we do business, and in the event of such incident, we could spend significant time, resources and money to resolve any such claim. We may be required to pay for losses or injuries purportedly caused by the design, manufacture, installation or operation of our products or by solutions performed by us or third parties.

An inability to cure a product defect could result in the failure of a product line, temporary or permanent withdrawal from a product or market, delays in customer payments or refusals by our customers to make such payments, increased inventory costs, product reengineering expenses and our customers' inability to operate their enterprises. Such defects could also negatively impact customer satisfaction and sentiment, generate adverse publicity, reduce future sales opportunities and damage our reputation or the reputation of one or more of our brands. Any of these outcomes could have an adverse effect on our results of operations and financial condition.

The global scope of our operations could impair our ability to react quickly to changing business and market conditions and enforce compliance with company-wide standards and procedures.

As of December 31, 2022, we employed approximately 27,000 people globally and had manufacturing facilities in the Americas, Asia Pacific and Europe, Middle East & Africa. We generate substantial revenue outside of the US and expect that foreign revenue will continue to represent a significant portion of our total revenues. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries, as well as, contractual labor requirements with unions in countries where we operate with local labor unions. We also must communicate and monitor company-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations and our contractual and regulatory obligations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with company-wide standards and procedures.

Our sales and operations in emerging markets exposes us to economic and political risks.

We generate a significant portion of our revenue from sales in emerging markets. Serving a global customer base requires that we place more materials, production and service assets in emerging markets to capitalize on market opportunities and maintain our cost position. Newer geographic markets may be relatively less profitable due to the investments needed to enter such markets and local pricing pressures, and we may have difficulty establishing and maintaining the operating infrastructure necessary to support the high growth rates associated with some of those markets. Operations in emerging markets can also present risks that are not encountered in countries with well-established economic and political systems, including:

- changes or ongoing instability in a country's or region's economic or political conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military or political conflicts, which could make it difficult for us to anticipate future business conditions, cause delays in the placement of orders, complicate our dealings with governments regarding permits and other regulatory matters and make our customers less willing to make cross-border investments;
- unpredictable or more frequent foreign currency exchange rate fluctuations;
- inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts;
- foreign state takeovers of our facilities, trade protectionism, state-initiated industry consolidation or other similar government actions or control;
- changes in and compliance with international, national or local regulatory and legal environments, including laws and policies affecting trade, economic sanctions, foreign investment, labor relations, foreign anti-bribery and anti-corruption;
- the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;
- longer collection cycles and financial instability among customers;
- trade regulations, tariffs, boycotts and embargoes, including policies adopted by countries that may favor domestic companies and technologies over foreign competitors, which could impair our ability to obtain materials necessary to fulfill contracts, pursue business or establish operations in such countries;
- difficulty of obtaining adequate financing and/or insurance coverage;
- fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure;
- political or social instability that may hinder our ability to send personnel abroad or cause us to move our operations to facilities in countries with higher costs and less efficiencies;
- difficulties associated with repatriating earnings generated or held abroad in a tax-efficient manner, changes in tax laws, or tax inefficiencies; and
- exposure to wage, price and capital controls, local labor conditions and regulations, including local labor disruptions and rising labor costs which we may be unable to recover in our pricing to customers.

Consequently, our exposure to these conditions which may exist in or otherwise impact the emerging markets that we enter may have an adverse effect on our business, results of operations and financial condition.

Any failure by us to identify, manage, integrate and complete acquisitions, divestitures and other significant transactions successfully could harm our financial results, business and prospects.

As part of our business strategy, we have in the past and may, from time to time in the future, acquire businesses or interests in businesses, including non-controlling interests, or form joint ventures or create strategic alliances. Whether we realize the anticipated benefits from such activities depends, in part, upon the successful integration between the businesses involved, the performance and development of the underlying products, capabilities or technologies, our correct assessment of assumed liabilities and the management of the operations. Accordingly, our financial results could be adversely affected by unanticipated performance and liability issues, our failure to achieve synergies and other benefits we expected to obtain, transaction-related charges, amortization related to intangibles, and charges for impairment of long-term assets.

As it relates to our acquisition of E&I Engineering and its affiliate Powerbar Gulf (collectively, "E&I") in November of 2021 ("Acquisition"), our ability to realize the anticipated benefits of the Acquisition will also depend, to a large extent, on our ability to integrate the two businesses. If we cannot successfully integrate and manage the two businesses within a reasonable time following the Acquisition, we may not be able to realize the potential and anticipated benefits of the Acquisition, which could have a material adverse effect on our business, financial condition and operating results.

Our ability to realize the expected synergies and benefits of the Acquisition include, among other things, our ability to complete the timely integration of operations and systems, organizations, standards, controls, procedures, policies and technologies, as well as the harmonization of differences in the business cultures of us and E&I, our ability to minimize the diversion of management attention from ongoing business concerns during the integration process, our ability to retain the service of key management and other key personnel, our ability to preserve customer, supplier and other important relationships and resolve potential conflicts that may arise, the risk that certain customers and suppliers will opt to discontinue business with the combined business or exercise their right to terminate their agreements as a result of the Acquisition pursuant to change of control provisions in their agreements or otherwise, the risk that E&I may have liabilities that we failed to or were unable to discover or were unable to quantify in the course of performing due diligence and we may not be indemnified for any of these liabilities, difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination; and difficulties in managing the expanded operations of a significantly larger and more complex combined business.

With any acquisition, we may encounter unexpected integration-related costs, fail to realize all the benefits anticipated or be subject to other factors that adversely affect preliminary estimates. In addition, even if the operations of the two businesses are integrated successfully, the full benefits of the acquisition may not be realized, including the synergies, cost savings or sales or growth opportunities that we expect. The occurrence of any of these events, individually or in combination, could have a material adverse effect on the combined business's financial condition and operating results.

Additionally, achieving benefits of any acquisition may require certain related one-time costs, charges and expenses, which may be material and have not yet been quantified. We expect to incur significant, non-recurring costs in connection with consummating acquisitions, combining the operations of target companies and achieving desired synergies. These fees and costs may be substantial. No assurances can be made that the costs of achieving the anticipated cost synergies will not rise materially, or that synergies will be realized in the amounts expected, in the timeframes we currently anticipate, or at all. We can provide no assurance that we will be successful in generating growth, maintaining or increasing our cash flows or profitability or achieving cost savings and revenue enhancements in connection with the items reflected by these adjustments, and our inability to do so could have a material adverse effect on our business, cash flows, results of operations and financial position.

Our operations depend on production facilities throughout the world, which subjects us to varying degrees of risk of disrupted production.

We operate manufacturing facilities worldwide. Our manufacturing facilities and operations could be disrupted by a natural disaster, labor strike, shortages in suppliers, components and parts, war, political unrest, terrorist activity, economic upheaval, changes in governmental regulations, government mandated shutdowns or shelter in place orders, or public health concerns (such as the spread of COVID-19). Some of these conditions are more likely in certain geographic regions in which we operate. Any such disruption could cause delays in shipments of products and the loss of sales and customers, and insurance proceeds may not adequately compensate for losses.

The invasion of Ukraine by Russia and resulting sanctions by the U.S., European Union and other countries have contributed to inflation, market disruptions and increased volatility in commodity prices more acutely in the U.S. and Europe and a slowdown in global economic growth.

In February of 2022, a full-scale military invasion of Ukraine was commenced by Russian troops. In response to the attacks on Ukraine, a series of sanctions, increased export controls and other penalties have been levied by the U.S., European Union, and other countries. The invasion by Russia and resulting sanctions have had a broad range of adverse impacts on global business and financial markets, some of which have had and may continue to have adverse impacts on our business. These include increased inflation, significant market disruptions and increased volatility in commodity prices. Although the duration and extent of the ongoing military conflict is highly unpredictable, and the magnitude of the potential economic impact is currently unknown, Russian military actions and resulting sanctions could have a negative effect on our financial condition and operating results. Further, the conflict between Russia and Ukraine could lead to future additional disruption, instability and volatility in global markets and industries that could negatively impact our operations. The U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests and threaten additional sanctions and controls. While it is difficult to anticipate the duration and extent of the ongoing military conflict, or the impact the continuing conflict and commensurate sanctions and penalties may have on our operations, any further sanctions imposed or actions taken by the U.S. or other countries, and any retaliatory measures by Russia in response, such as additional restrictions on energy supplies from Russia to countries in the region, could increase our costs, reduce our sales and earnings or otherwise have an adverse effect on our operations.

Legal and Regulatory Risks

Future legislation and regulation, both in the U.S. and abroad, governing Internet-related services, other related communications services and information technologies could disrupt our customers' markets resulting in declines in sales volume and prices of our products and otherwise have an adverse effect on our business operations.

Various laws and governmental regulations, both in the U.S. and abroad, governing Internet related services, related communications services and information technologies remain largely unsettled, even in areas where there has been some legislative action. For example, in the U.S. regulations governing aspects of fixed broadband networks and wireless networks may change as a result of proposals regarding net neutrality and government regulation of the Internet, which could impact our communication networks customers. Although President Biden issued an executive order in July 2021 encouraging the FCC to restore net neutrality rules undone by the previous administration, the effects and ultimate outcome of government regulation of the Internet and related services pertaining to net neutrality are unclear. There are anticipated regulations forthcoming in the U.S. in the areas of cybersecurity, data privacy and data security, any of which could impact us and our customers. Similarly, cybersecurity, data privacy and data security regulations outside of the U.S. continue to evolve. Future legislation could impose additional costs on our business, disrupt our customers' markets or require us to make changes in our operations which could adversely affect our operations.

Any failure to comply with evolving data privacy and data protection laws and regulations or to otherwise protect personal data, may adversely impact our business and financial results.

To conduct our operations, we regularly move data across borders, and consequently we are subject to a number of continuously evolving and developing privacy and data protection laws and regulations around the world. These include, for example, the General Data Protection Regulation (GDPR) in Europe, the California Privacy Rights and Enforcement Act of 2020 (CPRA) in the U.S., and the Personal Information Protection Law (PIPL) in China. These laws impose numerous obligations on data controllers and processors. Breaches could result in substantial fines, regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, and potential civil claims including class action type litigation. We seek to comply with and abide by all laws and regulations to which we are subject and devote significant time and resources to our compliance efforts. Despite such efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm if we fail to properly process or protect the data or privacy of third parties or comply with data privacy and data protection regimes.

Our international operations expose us to specific legal compliance issues relating to anti-corruption laws and regulations of the U.S. government and various other international jurisdictions, and our failure to comply with those regulations could adversely impact our business.

We are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (FCPA), which prohibit payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. We operate in several less-developed regions that are recognized as having a greater risk of potentially corrupt business environments and, in certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. Our legal compliance and ethics programs and policies, including our code of business conduct, existing policies on anti-bribery, export controls, environmental and other legal compliance, and periodic training on these matters, mandate compliance with anti-corruption laws and are designed to reduce the likelihood of a compliance violation. In the event that we have reason to believe that our employees or business partners have or may have violated applicable laws, regulations or policies, including anti-corruption laws, we are required to investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Nevertheless, such a violation could still occur, disrupting our business through fines, penalties, diversion of internal resources, negative publicity and possibly severe criminal or civil sanctions.

We are subject to governmental export and import controls and sanction programs that could subject us to liability or impair our ability to compete in international markets.

We, and certain of our products (including components of such products), are subject to applicable import laws, export controls and economic sanctions laws and regulations, including rule changes, evolving enforcement practices, and other government actions. Changes in import and export control or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in claims for breach of existing contracts and modifications to existing compliance programs and training schedules. While we train our employees to comply with these regulations and have systems in place designed to prevent compliance failure, we cannot provide assurance that a violation will not occur, whether knowingly or inadvertently. Violations may result in penalties, including fines, debarments from export and import privileges, and loss of authorizations needed to conduct aspects of our international business, and may harm our ability to enter into contracts with our customers who have contracts with the U.S. government. A violation of the laws and regulations enumerated above could have an adverse effect on our business, results of operations and financial condition.

Changes in U.S. or foreign trade policies, including additional tariffs or global trade conflicts, could increase the cost of our products, which could adversely impact the competitiveness of our products.

There is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies and tariffs. For example, the former U.S. administration called for substantial changes to U.S. foreign trade policy with respect to China and other countries, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the U.S. While the new administration could have a different approach to U.S. foreign trade policy, there remains uncertainty, which may reduce trade between the U.S and other countries, including countries in which we operate. Changes in policy or continued uncertainty could depress economic activity and restrict our access to suppliers or customers. The tariffs implemented on our products (or on materials, parts or components we use to manufacture our products) by the former U.S. administration increased the cost of our products manufactured in the U.S. and imported into the U.S. If additional tariffs or trade restrictions are implemented on our products (or on materials, parts or components we use to manufacture our products) by the U.S. or other countries, the cost of our products manufactured in countries such as China and Mexico and imported into the U.S. or other countries in which we operate could increase further. We expect to continue to pass along some of these costs to our customers, but the increased cost could adversely affect the demand for products. These cost increases could adversely affect the demand for our products and/or our profitability, which could have a material adverse effect on our business and our earnings.

We are subject to risks related to legal claims and proceedings filed by or against us, and adverse outcomes in these matters may materially harm our business.

We are subject to various claims, disputes, investigations, demands, arbitration, litigation, or other legal proceedings. Legal claims and proceedings may relate to labor and employment matters, commercial arrangements, intellectual property, disputes with customers, product liability or defects, environmental, health and safety matters, property damage, theft, personal injury, fiduciary duties of our directors and officers, and various other matters. Legal matters are inherently uncertain, and we cannot predict the duration, scope, outcome or consequences. In addition, legal matters are expensive and time-consuming to defend, settle, and/or resolve, and may require us to implement certain remedial measures that could prove costly or disruptive to our business and operations. The unfavorable resolution of one or more of these matters could have an adverse effect on our business, results of operations and financial condition.

Our financial performance may suffer if we cannot continue to develop, commercialize or enforce the intellectual property rights on which our businesses depend, or if we are unable to gain and maintain access to relevant intellectual property rights of third parties through license and other agreements, or are subjected to successful third-party claims of infringement.

Our business relies on a substantial portfolio of global intellectual property rights. Intellectual property laws vary by jurisdiction and we may be unable to protect or enforce our proprietary rights adequately in all cases, or do so without undue cost. In addition, our intellectual property rights could be challenged, invalidated, infringed or circumvented. The existence of many patents in our fields, the secrecy of some pending patent applications, and the rapid rate of issuance of new patents makes it economically impractical to make conclusive advance determinations of whether a product or any of its components infringes the patent rights of others. We also rely on maintenance of proprietary information (such as trade secrets, know-how and other confidential information) to protect certain intellectual property, which can be difficult to maintain as confidential. Confidentiality agreements may not provide an adequate remedy in the event of an unauthorized disclosure, and the enforceability of such confidentiality agreements may vary from jurisdiction to jurisdiction. Failure to obtain or maintain trade secrets, protection of know-how and other confidential information could adversely impact our business.

We also rely on licensing certain intellectual property rights from third parties, which requires that we monitor and manage our use of third-party and open-source software components to comply with applicable license terms. Our ability to comply with such license terms may be affected by factors that we can only partially influence or control. The continuation of good licensing relationships with our third-party licensors is important to our business. If any of our third-party licensors are acquired by our competitors, the applicable licensed intellectual property may no longer be available to us or available only on less favorable terms, which could adversely impact our business, results of operations and financial condition.

In addition, third party claims of infringement by us or customers using our product, regardless of the merit of these claims, can be time-consuming, costly to defend, and may require that we develop or substitute non-infringing technologies, redesign affected products, divert management's attention and resources away from our business, require us to enter into settlement or license agreements that may not be commercially reasonable, pay significant damage awards, including treble damages if we were found to be willfully infringing, or temporarily or permanently cease engaging in certain activities or offering certain products or services in some or all jurisdictions, and any of the foregoing could adversely impact our business.

Our customer contracts and certain of our intellectual property license agreements often include obligations to indemnify our customers and licensees against certain claims of intellectual property infringement, and these obligations may be uncapped. If claims of intellectual property infringement are brought against such customers or licensees in respect of the intellectual property rights, products or services that we provide to them, we may be required to defend such customers or licensees and/or pay some or all of the costs these parties may incur related to such litigation or claims.

We are subject to environmental, health and safety matters, laws and regulations, including regulations related to the composition and takeback of our products and our ownership, lease or operation of our facilities which could subject us to significant costs or liabilities.

We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety, and the content, composition and takeback of our products. For example, the European Union Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive and similar laws and regulations of China and other jurisdictions limit the content of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Additionally, the EU, China and other jurisdictions have adopted or proposed versions of the Waste Electrical and Electronic Equipment Directive, which requires producers of electrical and electronic equipment to assume responsibility for collecting, treating, recycling and disposing of products when they have reached the end of their useful life, as well as Registration, Evaluation, Authorization and Restriction of Chemical Substances regulations, which regulate the handling and use of certain chemical substances that may be used in our products.

If we fail to comply with applicable environmental, health and safety laws and regulations, we may face administrative, civil or criminal fines or penalties, the suspension or revocation of necessary permits, and requirements to install additional pollution controls. Furthermore, current and future environmental, health and safety laws, regulations and permit requirements could require us to make changes to our operations or incur significant costs relating to compliance. For example, as climate change issues become more prevalent, foreign, federal, state and local governments and our customers have been responding to these issues. Under the current administration, the Department of Justice recently stated its intent to bolster its enforcement of and responses to environmental law violations by corporations, including an increased emphasis on pursuing criminal prosecutions for environmental violations. Similarly, in March 2021, the SEC formed the Climate and ESG Task Force, which monitors climate-related and other ESG disclosures in public company filings. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially adversely impact our business, results of operations and financial condition.

In addition, we handle hazardous materials in the ordinary course of operations which increases the risk that there may be spills or releases of hazardous materials into the environment. We have significant manufacturing facilities in North and South America, in Asia-Pacific and in Europe, Middle East & Africa. At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we may have current liability exposure for contamination, and could in the future be liable for additional contamination. We have been, and may in the future be, required to participate in the remediation or investigation of, or otherwise bear liability for, such contamination and be subject to claims from third parties who were damaged or injured by such contamination.

We are subject to risks related to increasing visibility and emphasis placed on various ESG-related metrics and goals, as well as any failure to achieve ESG-related goals that we establish.

Businesses including ours are facing increasing scrutiny in ESG-related areas, including renewable resources, environmental stewardship, supply chain management, climate change, safety, diversity and inclusion, workplace conduct, human rights, philanthropy and support for local communities. If we fail to meet applicable standards or expectations with respect to these issues across all of our services and in all of our operations and activities, including the expectations we set for ourselves, our reputation and brand image could be damaged, and our business, financial condition and results of operations could be adversely impacted.

Certain organizations that provide corporate governance and other corporate risk information to investors and stakeholders have developed, and others may in the future develop, scores and ratings to evaluate companies based in whole or part on ESG or sustainability metrics. We do not control these organizations or the content and opinions included in their reports and cannot assure that their analysis would be positive or accurate. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such companies to improve ESG disclosure or performance and may also make voting decisions, or take other actions, based on their perceptions in this regard to hold these companies and their boards of directors accountable.

Moreover, if we communicate to the market certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives and goals, or we could be criticized for the scope of such initiatives or goals. The expectations and assumptions underlying any such initiatives and goals would be necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and measuring and reporting on many ESG matters.

Risks Related to Our Financial Position, Investments and Indebtedness

Our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.

As of December 31, 2022, we had total goodwill and net intangible assets of $3,100.8 which constituted approximately 44% of our total assets in the aggregate. We assess goodwill and indefinite lived assets for impairment annually, and we conduct an interim evaluation of definite lived and indefinite lived assets whenever events or changes in circumstances, such as operating losses or a significant decline in earnings associated with the acquired business or asset, indicate that these assets may be impaired. Our ability to realize the value of goodwill and net intangible assets will depend on the future cash flows of the businesses to which they relate. If we are not able to realize the value of the goodwill and net intangible assets, this could adversely affect our results of operations and financial condition, and also result in an impairment of those assets.

We are exposed to fluctuations in foreign currency exchange rates, and our hedging activities may not protect us against the consequences of such fluctuations on our earnings and cash flows.

As a result of our global operations, our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, most notably the strengthening of the U.S. dollar against the primary foreign currencies, which could adversely impact our revenue growth in future periods. For example, if the U.S. dollar strengthens against other currencies such as the euro, our revenues reported in U.S. dollars would decline. In addition, for U.S. dollar-denominated sales, an increase in the value of the U.S. dollar would increase the real cost to customers of our products in markets outside the U.S., which could result in price concessions in certain markets, impact our competitive position or have an adverse effect on demand for our products and consequently on our business, results of operations and financial condition.

In the future, if we identify new material weaknesses that are not remediated, it could result in material misstatements in our financial statements.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual consolidated financial statements will not be prevented or detected on a timely basis.

As of December 31, 2021 management has concluded that the Company's internal control over financial reporting was effective. Notwithstanding this conclusion, we have had material weaknesses in the past, and we cannot assure you that we will not identify additional material weaknesses in our internal control over financial reporting in the future.

If we are unable to remediate any future material weaknesses identified, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the Securities and Exchange Commission, could be adversely affected. This failure could negatively affect the market price and trading liquidity of our Class A common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties and generally materially and adversely impact our business and financial condition.

Our level of indebtedness could adversely affect our financial condition and prevent us from making payments on the Senior Secured Credit Facilities (as defined herein), our Notes (as defined herein) and our other debt obligations (if any).

We have debt, including existing outstanding indebtedness under the Term Loan Facility (as defined herein). As of December 31, 2022, we had approximately $2,139.8 of senior secured indebtedness outstanding under the Term Loan Facility, $850.0 of Senior Secured Notes due 2028 (the "Notes") outstanding and $317.4 of undrawn commitments (which undrawn commitments are available subject to customary borrowing base and other conditions), and subject to separate sublimits for letters of credit, swingline borrowings and borrowings made to certain non-U.S. subsidiaries) under the ABL Revolving Credit Facility (as defined herein) (net of letters of credit outstanding in the aggregate principal amount of $17.1, and taking into account the borrowing base limitations set forth in the ABL Revolving Credit Facility), which, if drawn would constitute senior secured indebtedness.

Our level of indebtedness could have important consequences, including making it more difficult for us to satisfy our obligations; increasing our vulnerability to adverse economic and industry conditions; limiting our ability to obtain additional financing for future working capital, capital expenditures, raw materials, strategic acquisitions and other general corporate requirements; exposing us to interest rate fluctuations because the interest on the debt under the Senior Secured Credit Facilities is imposed, and debt under any future debt agreements may be imposed, at variable rates, which may affect the yield requirements of investors who invest in our shares, adversely impacting the price of our shares and our ability to issue equity or incur additional debt; requiring us to dedicate a portion of our cash flow from operations to payments on our debt (including interest and scheduled repayments on the outstanding term loan borrowings under the Term Loan Facility, interest payments on the Notes or any future debt agreements with similar requirements), thereby reducing the availability of our cash flow for operations and other purposes; making it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness; limiting our ability to refinance indebtedness or increasing the associated costs; requiring us to sell assets to reduce debt or influencing our decision about whether to do so; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or preventing us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins of our business; and placing us at a competitive disadvantage compared to any competitors that have less debt or comparable debt at more favorable terms and that, as a result, may be better positioned to withstand economic downturns.

Despite our levels of indebtedness, we have the ability to incur more indebtedness. Incurring additional debt could further intensify the risks described above.

We may be able to incur additional debt in the future and the terms of the credit agreements governing the Senior Secured Credit Facilities and the indenture governing the Notes will not prohibit us from doing so subject to certain limitations. We have the ability to draw upon the undrawn portion of our $570.0 ABL Revolving Credit Facility (subject to customary borrowing base and other conditions, and subject to separate sublimits for letters of credit, swingline borrowings and borrowings made to certain non-U.S. subsidiaries) and the ability to increase the aggregate availability thereunder by up to $30.0 (subject to receipt of commitments and satisfaction of certain other conditions). We also have the ability to draw upon the uncommitted accordion provided under the Term Loan Facility (subject to the receipt of commitments and satisfaction of certain other conditions), which, as of the date of closing of the Term Loan Facility, permitted incremental term loans thereunder or certain equivalent debt outside of the Term Loan Facility documentation of up to (i) the greater of $325.0 and 60% of "Consolidated EBITDA" (as defined in the Term Loan Facility), plus (ii) the sum of all voluntary prepayments, repurchases and redemptions of the Term Loan Facility and certain permitted indebtedness that is secured on a pari passu basis with the Term Loan Facility, in each case, to the extent not financed with the incurrence of certain additional long-term indebtedness, plus (iii) an unlimited amount so long as, on a pro forma basis (x) with respect to indebtedness secured on a pari passu basis with the Term Loan Facility, the "consolidated first lien net leverage ratio" (as defined in the Term Loan Facility) of Vertiv Group (as defined herein) and its restricted subsidiaries would not exceed 3.75:1.00 and (y) with respect to indebtedness incurred outside of the Term Loan Facility documentation and secured on a junior basis with the Term Loan Facility or unsecured, the "consolidated total net leverage ratio" (as defined in the Term Loan Facility) of Vertiv Group) (as defined herein) and its restricted subsidiaries would not exceed, subject to certain exceptions, 5.25:1.00. If new debt is added to our current debt levels, the related risks that we now face could intensify and we may not be able to meet all our respective debt obligations. In addition, the credit agreements governing the Senior Secured Credit Facilities and the indenture governing the Notes do not prevent us from incurring obligations that do not constitute indebtedness under those agreements.

Restrictive covenants in the credit agreements governing the Senior Secured Credit Facilities and the indenture governing the Notes, and any future debt agreements, could restrict our operating flexibility.

The credit agreements governing the Senior Secured Credit Facilities and the indenture governing the Notes contain covenants that limit certain of our subsidiaries' ability to take certain actions. These restrictions may limit our ability to operate our businesses, and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.

The credit agreements governing the Senior Secured Credit Facilities and the indenture governing the Notes restrict (subject to exceptions), among other things, our ability to incur additional indebtedness; pay dividends or other payments on capital stock; guarantee other obligations; grant liens on assets; make loans, acquisitions or other investments; transfer or dispose of assets; make optional payments of, or otherwise modify, certain debt instruments; engage in transactions with affiliates; amend organizational documents; engage in mergers or consolidations; enter into arrangements that restrict certain of our subsidiaries' ability to pay dividends; change the nature of the business conducted by Vertiv Group and its restricted subsidiaries; and designate our subsidiaries as unrestricted subsidiaries. Additionally, the activities which may be carried out by Holdings (as defined herein) are subject to limitations.

In addition, under the ABL Revolving Credit Facility, if availability goes below a certain threshold, Vertiv Group and its restricted subsidiaries are required to comply with a minimum "consolidated fixed charge coverage ratio" (as defined in the ABL Revolving Credit Facility) of 1.00 to 1.00.

Our ability to comply with the covenants and restrictions contained in the credit agreements governing the Senior Secured Credit Facilities, the indenture governing the Notes and any future debt agreements, is not fully within our control and breaches of such covenants or restrictions could trigger adverse consequences.

Our ability to comply with the covenants and restrictions contained in the credit agreements governing the Senior Secured Credit Facilities, the indenture governing the Notes and any future debt agreements, may be affected by economic conditions and by financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants and restrictions in future periods will also depend substantially on the pricing and sales volume of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy, among other factors. The breach of any of these covenants or restrictions could result in a default under the credit agreements governing the Senior Secured Credit Facilities, the indenture governing the Notes or any future debt, including as a result of a cross-default, that would permit the applicable note holders or lenders to terminate any outstanding commitments and declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In that case, the applicable borrowers may be unable to borrow under the Senior Secured Credit Facilities, or any future debt, may not be able to repay the amounts due under the Senior Secured Credit Facilities, or any future debt, may not be able to make interest payments on the Notes and may not be able make cash available to us, by dividend, debt repayment or otherwise, to enable us to make payments on any future debt, meet other corporate needs or pay dividends. In addition, the lenders under the Senior Secured Credit Facilities, the noteholders of the Notes or any future debtholder, could proceed against the collateral securing that indebtedness. This could have serious consequences to our financial position, results of operations and/or cash flows and could cause us to become bankrupt or insolvent.

Our business plan is dependent on access to funding through the capital markets.

Our ability to invest in our businesses, make strategic acquisitions and refinance maturing debt obligations requires access to the capital markets and sufficient bank credit lines to support short-term borrowings. Volatility in the capital markets may increase costs associated with issuing other debt instruments, or affect our ability to access those markets. Any decline in the ratings of our corporate credit or any indications from the rating agencies that their ratings on our corporate credit are under surveillance or review with possible negative implications could adversely impact our ability to access capital. If we are unable to continue to access the capital markets, our ability to effectively execute our business plan could be adversely affected, which could have a material adverse effect on our business and financial results. Additionally, if our customers, suppliers or financial institutions are unable to access the capital markets to meet their commitments to us, our business could be adversely impacted.

Risks Related to the Ownership of our Securities

The Vertiv Stockholder has significant influence over us.

As of February 17, 2023, the Vertiv Stockholder beneficially owned approximately 10% of our outstanding Class A common stock. As long as the Vertiv Stockholder owns or controls a significant percentage of our outstanding voting power, it will have the ability to significantly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment to our Second Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") or Bylaws (the "Bylaws" and, together with the Certificate of Incorporation, the "Organizational Documents"), or the approval of any merger or other significant corporate transaction, including a sale of all or substantially all of our assets. The Vertiv Stockholder's influence over our management could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Class A common stock to decline or prevent stockholders from realizing a premium over the market price for our Class A common stock. Because our Certificate of Incorporation opts out of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") regulating certain business combinations with interested stockholders, the Vertiv Stockholder may transfer shares to a third party by transferring their common stock without the approval of our Board or other stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock. As of February 17, 2023, and pursuant to the Stockholders Agreement entered into by and among the Company, the Sponsor Members and the Vertiv Stockholder, the Vertiv Stockholder will have the right to nominate up to two directors to our Board.

The Vertiv Stockholder's interests may not align with our interests as a company or the interests of our other stockholders. Accordingly, the Vertiv Stockholder could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. Further, the Vertiv Stockholder is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Vertiv Stockholder may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of the Vertiv Stockholder and its affiliates and investment funds may serve as our directors or officers, our Certificate of Incorporation provides, among other things, that none of the Vertiv Stockholder or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of the Vertiv Stockholder has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if, among other things, attractive corporate opportunities are allocated by the Vertiv Stockholder to itself or its other affiliates.

For more information about the Stockholders Agreement, please see the section entitled "Item 1. Business — Business Combination — Related Agreement — Stockholders Agreement."

Resales of our securities may cause the market price of our securities to drop significantly, even if our business is doing well.

As restrictions on resale end and registration statements remain available for use, the sale or possibility of sale of shares by the Vertiv Stockholder, the former owners of E&I, and other investors could have the effect of increasing the volatility in our share price or the market price of our securities could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. We cannot predict the size of any such future sales of shares or the effect, if any, that future sales would have on the market price of our shares. Sales of our Class A common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for holders to sell shares of our Class A common stock.

Anti-takeover provisions contained in our Organizational Documents could impair a takeover attempt.

Our Organizational Documents contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. Certain of these provisions provide:

• no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

• the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;

• a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board or the Chief Executive Officer of the Company, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

• advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

Our Certificate of Incorporation includes a forum selection clause, which could discourage claims or limit stockholders' ability to make a claim against us, our directors, officers, other employees or stockholders.

Our Certificate of Incorporation includes a forum selection clause, which provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees of the Company to the Company or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or (d) any action asserting a claims governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim (i) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (iii) for which the Court of Chancery does not have subject matter jurisdiction or (iv) arising under the federal securities laws, including the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. This forum selection clause may discourage claims or limit stockholders' ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce this forum selection clause is low, if a court were to determine the forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our results of operations and financial condition. Notwithstanding the foregoing, the forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.

We are a holding company and will depend on the ability of our subsidiaries to pay dividends.

We are a holding company without any direct operations and have no significant assets other than our ownership interest in our subsidiaries . Accordingly, our ability to pay dividends depends upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. For example, the ability of our subsidiaries to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by the terms of the agreements governing the Senior Secured Credit Facilities, the Notes, and any of our other outstanding indebtedness.

The exercise of Warrants for our Class A common stock would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of December 31, 2022, we had Warrants to purchase an aggregate of 10,533,333 shares of our Class A common stock outstanding. To the extent these outstanding Warrants are exercised, additional shares of Class A common stock will be issued, which will result in dilution to the then-existing holders of Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A common stock.

The valuation of our Warrants could increase the volatility in our net income (loss) in our consolidated statements of earnings (loss).

The change in fair value of our Warrants is primarily the result of changes in stock price and Warrants outstanding at each reporting period. The Change in Fair Value of Warrant Liabilities represents the mark-to-market fair value adjustments to the outstanding Warrants issued in connection with GSAH's initial public offering. Significant changes in our stock price or number of Warrants outstanding may adversely affect our net income (loss) in our consolidated statements of earnings (loss).

General Risk Factors

Global macroeconomic conditions, including economic weakness and uncertainty in the areas in which we operate,* and *ongoing ramifications from the COVID-19 pandemic, could adversely impact our business, results of operations and financial condition.

Worldwide economic conditions generally impact demand for our product offerings. Macroeconomic weakness and uncertainty in global, regional or local areas may result in decreased orders, revenue, gross margin and earnings. Our business has been impacted from time to time in the past by macroeconomic weakness in the U.S. and various regions outside of the U.S. Continued pressures relating to global supply chain constraints, inflationary impacts on component parts and raw materials, higher overhead costs as a percentage of revenue and higher interest expense and labor shortages have resulted, and could continue to result in, economic weakness and uncertainty, which could result in:

- capital spending constraints for customers and, as a result, reduced demand for our offerings;
- increased price competition for our offerings;
- excess and obsolete inventories;
- restricted access to capital markets and financing, resulting in delayed or missed payments to us and additional bad debt expense;
- excess facilities and manufacturing capacity;
- significant declines in the value of foreign currencies relative to the U.S. dollar, impacting our revenues and results of operations;
- financial difficulty for our customers; and
- increased difficulty in forecasting business activity for us, customers, the sales channel and vendors.

In addition, the continuing ramifications of the global COVID-19 pandemic, including the emergence of new variants of the virus, continue to generate a level of disruption and volatility in global markets. This disruption and volatility has adversely affected, and could continue to adversely affect, our business, results of operations, financial position, cash flows and liquidity. Such effects may be material and may include, but are not limited to:

- disruptions in our supply chain due to transportation delays, travel restrictions and closures of businesses or facilities;
- reductions in our operating effectiveness due to continued workforce disruptions; and
- volatility in the global financial markets, which could have a negative impact on our ability to access capital and additional sources of financing in the future.

In order to successfully operate, we must identify, attract, develop, train, motivate and retain key employees, and failure to do so could seriously harm us.

In order to successfully operate as an independent public company and implement our business plans, we must identify, attract, develop, motivate, train and retain key employees, including qualified executives, management, engineering, sales, marketing, IT support and service personnel. The market for such individuals may be highly competitive. We may not be successful in attracting, integrating or retaining qualified personnel to meet our current growth plans or future needs. Our productivity may be adversely affected if we do not integrate and train our new employees quickly and effectively. Attracting and retaining key employees in a competitive marketplace requires us to provide a competitive compensation package, which often includes cash- and equity-based compensation. If our total compensation package is not viewed as competitive, our ability to attract, motivate and retain key employees could be weakened and failure to successfully hire or retain key employees and executives could adversely impact us.

Changes in our executive management team, including our executive chairman, may also cause disruptions in, and harm to, our business and failure to have an effective succession plan in place for our key executive officers could significantly delay or prevent us from achieving our business and/or development objectives and could materially harm our business. As previously disclosed, our prior Chief Executive Officer retired effective December 31, 2022, for health reasons, and Giordano Albertazzi replaced him as Chief Executive Officer effective January 1, 2023. Although the Company has taken several steps to facilitate an effective succession plan and reduce the challenges associated with a transition of this type, including the inclusion of a post-employment consulting agreement with Mr. Johnson, any failure to ensure effective transfer of knowledge and a smooth transition could disrupt or adversely affect our business, results of operations, financial condition, and prospects.

We may elect not to purchase insurance for certain business risks and expenses and, for the insurance coverage we have in place, such coverage may not address all of our potential exposures or, in the case of substantial losses, may be inadequate.

We may elect not to purchase insurance for certain business risks and expenses, such as claimed intellectual property infringement, where we believe we can adequately address the anticipated exposure or where insurance coverage is either not available at all or not available on a cost-effective basis. In addition, product liability and product recall insurance coverage is expensive and may not be available on acceptable terms, in sufficient amounts, or at all. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our products, solutions or services have been or are being used. For those policies that we do have, insurance coverage may be inadequate in the case of substantial losses, or our insurers may refuse to cover us on specific claims. Losses not covered by insurance could be substantial and unpredictable and could adversely impact our financial condition and results of operations. If we are unable to maintain our portfolio of insurance coverage, whether at an acceptable cost or at all, or if there is an increase in the frequency or damage amounts claimed against us, our business, results of operations and financial condition may be negatively impacted.

The phase-out of LIBOR could affect interest rates for our variable rate debt and interest rate swap agreements.

LIBOR is used as a reference rate for our variable rate debt under the Term Loan Facility and for our interest rate swap agreements. If interest rates increase as a result of the LIBOR phase-out, our debt service obligations on our Term Loan Facility (to the extent of the debt outstanding thereunder, and unless otherwise interest rate hedges) will increase even though the amount borrowed remains the same, and our net income and cash flows will correspondingly decrease. As announced in July 2017 by the U.K. Financial Conduct Authority ("UKFCA"), the UKFCA no longer compels or persuades participating banks to submit LIBOR quotations and has phased out LIBOR as a benchmark as of December 31, 2021. More recently, on March 5, 2021, the ICE Benchmark Administration ("IBA") published a feedback statement on its prior December 2020 consultation regarding its intention to cease publication of most tenors of USD LIBOR after June 30, 2023. The extension does not apply to the rate's other denominations - euro, sterling, Swiss franc and Japanese yen. Despite the extension, U.S. banking regulators have advised that most USD LIBOR originations should end by no later than December 31, 2021, and that new LIBOR originations prior to that date must provide for an alternative reference rate or a hardwired fallback. In accordance with the formal recommendation of the Alternative Reference Rates Committee ("ARRC") issued on July 29, 2021, USD LIBOR is expected to be replaced with the Secured Overnight Financing Rate ("SOFR"), a new index calculated on a daily basis by reference to short-term repurchase agreements for U.S. Treasury securities. Although there have been certain issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether SOFR or any other alternative reference rates will attain market acceptance as replacements for LIBOR. The International Swaps and Derivatives Association, Inc. ("ISDA") previously announced fallback language for USD LIBOR-referencing derivatives contracts that provides for SOFR as the primary replacement rate for USD LIBOR. Although the Term Loan Facility provides a mechanism for determining a benchmark replacement index, such replacement may not be able to be implemented prior to LIBOR becoming unavailable, which may require us to borrow at the base rate (as described in the Term Loan Facility), which may not be as favorable as LIBOR, and, if a benchmark replacement is implemented in accordance with the mechanisms in the Term Loan Facility, such replacement may not be as favorable as LIBOR. In either case, the interest rates on our variable rate debt under the Term Loan Facility may change. The new rates may be higher than those in effect prior to any LIBOR phase-out and the transition process may result in delays in funding, higher interest expense, additional expenses, and increased volatility in markets for instruments that currently rely on LIBOR, all of which could negatively impact our cash flow.

We also have interest rate swap agreements, which are used to hedge the floating rate exposure of the Term Loan Facility. If LIBOR becomes unavailable and market quotations for specified inter-bank lending are not available, it is unclear how payments under such agreements would be calculated, which could cause the interest rate swap agreements to no longer offer us the protection we expect. Following publication of the IBA feedback statement, ISDA announced that these statements constituted an "Index Cessation Event" under the ISDA 2020 IBOR Fallbacks Protocol, triggering a "Spread Adjustment Fixing Date" of March 5, 2021 under the Bloomberg IBOR Fallback Rate Adjustments Rule Book for all LIBOR settings. Consequently, following the cessation of USD LIBOR, fallbacks for swaps will shift to SOFR, plus the spread adjustment fixed as of March 5, 2021. Although the protocol for swap replacement rates has been developed, there can be no assurance that our swap counterparties will adhere to it. It is uncertain whether amending our then-existing swap agreements may provide us with effective protection from changes in the then-applicable interest rate on the Term Loan Facility indebtedness or other indebtedness. Similarly, although the spread adjustment is now fixed, the effect of the replacement rate is still unclear, as the spread adjustment looks back to the median difference between the risk-free rate and LIBOR over the previous five years. Consequently, such changes, reforms or replacements relating to LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives or other financial instruments or extensions of credit held by us. As such, LIBOR-related changes could affect our overall results of operations and financial condition.

Fluctuations in interest rates could materially affect our financial results and may increase the risk our counterparties default on our interest rate hedges.

Borrowings under the Senior Secured Credit Facilities are subject to variable rates of interest and expose us to interest rate risk. Potential future increases in interest rates and credit spreads may increase our interest expense and therefore negatively affect our financial condition and results of operations, and reduce our access to capital markets. We have entered into interest rate swap agreements to hedge a portion of the floating rate exposure of the Term Loan Facility. Increased interest rates may increase the risk that the counterparties to our interest rate swap agreements will default on their obligations, which could further increase our exposure to interest rate fluctuations. Conversely, if interest rates are lower than our swapped fixed rates, we will be required to pay more for our debt than we would have had we not entered into the interest rate swap agreements.

We incur significant costs and devote substantial management time as a result of operating as a public company.

As a public company, we incur significant legal, accounting, and other expenses. For example, we are required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, and the rules of the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and to devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act.

Successfully implementing our business plan and complying with the Sarbanes-Oxley Act and other regulations described above requires us to be able to prepare timely and accurate Consolidated Financial Statements. Any delay in this implementation of, or disruption in, the transition to new or enhanced systems, procedures, or controls, may cause us to present restatements or cause our operations to suffer, and we may be unable to conclude that our internal controls over financial reporting are effective and to obtain an unqualified report on internal controls from our auditors.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our principal executive offices are located at 505 N. Cleveland Ave., Westerville, Ohio 43082. We maintain offices and manufacturing facilities at approximately 300 locations in 40 countries. We are a lessee under a number of operating leases for certain real properties and equipment, none of which are individually material to our operations. Management believes that the existing manufacturing facilities are adequate for our operations and that the facilities are maintained in good condition. We do not anticipate difficulty in renewing leases as they expire or in finding alternative facilities.

Item 3. Legal Proceedings

With the exception of the below, we are not a party to any material, pending legal proceedings or claims at December 31, 2022. From time-to-time, we may be a party to, or otherwise involved in, legal proceedings arising in the normal course of business. The nature of our business ordinarily results in a certain amount of pending as well as threatened claims, litigation, investigations, regulatory and legal and administrative cases, matters and proceedings, all of which are considered incidental to the normal conduct of business. When we determine that we have meritorious defenses to the claims asserted, we vigorously defend ourself. We consider settlement of cases when, in management's judgment, it is in the best interests of both Vertiv and its shareholders to do so.

On May 3, 2022, a putative securities class action, *In re Vertiv Holdings Co Securities Litigation, 22-cv-3572*, was filed against Vertiv, certain of our officers and directors, and other defendants in the Southern District of New York. Plaintiffs filed an amended complaint on September 16, 2022. The amended complaint alleges that certain of our public statements were materially false and/or misleading with respect to inflationary and supply chain pressures and pricing issues, and asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, as amended. These claims are asserted on behalf of a putative class of all persons and entities that (i) purchased Vertiv securities between February 24, 2021 and February 22, 2022; and/or (ii) purchased Vertiv securities in or traceable to the November 4, 2021 secondary public offering by a selling stockholder pursuant to a resale registration statement. While we believe that we have meritorious defenses against the plaintiffs' claims, we are unable at this time to predict the outcome of this dispute or the amount of any cost associated with its resolution.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock currently trades on the NYSE under the symbol "VRT". Our units and Public Warrants previously traded on the NYSE under the symbols "VERT.U" and "VRT WS," respectively, from the consummation of the Business Combination until January 19, 2021 when they were delisted in connection with the redemption of all of our Public Warrants.

Holders of Common Stock

As of February 17, 2023, there were 43 holders of record of the Company's common shares. Such number does not include DTC participants or beneficial owners holding shares through nominee names.

Cash Dividends

On November 18, 2022, we declared an annual dividend of $0.01 per share, paid on December 15, 2022 to our shareholders of record, as of November 30, 2022. We are a holding company without any direct operations and have no significant assets other than our ownership interest in Vertiv Holdings. Accordingly, our ability to pay dividends depends upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. For example, the ability of our subsidiaries to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by the terms of the Senior Secured Credit Facilities and agreements with respect to any of our other outstanding indebtedness.

The declaration and payment of dividends is also at the discretion of our Board and depends on various factors including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board. In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities; Repurchases of Securities

None.

Stock performance graph

The following graph provides a comparison of the cumulative total stockholder return on our common stock from our first day of trading on July 30, 2018 through December 31, 2022 to the returns of the S&P MidCap 400 and Russell 1000. The graph assumes that $100 was invested on July 30, 2018 in our Class A common stock and that any dividends were reinvested. The graph is not, and is not intended to be, indicative of future performance of our common stock.



Company / Index	7/30/2018	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Vertiv Holdings Co.	100.0	99.5	112.0	189.6	253.7	138.9
S&P MidCap 400 Index	100.0	85.2	107.5	122.2	152.5	132.6
Russell 1000 Index	100.0	90.0	118.2	143.0	180.9	146.3

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Unless the context otherwise indicates or requires, references to (1) "the Company," "Vertiv," "we," "us" and "our" refer to Vertiv Holdings Co, a Delaware corporation, and its consolidated subsidiaries; and (2) "GSAH" refers to GS Acquisition Holdings Corp prior to the Business Combination. In addition, dollar amounts are stated in millions, except for per share amounts. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

We have omitted the discussion on our results of operations for the year ended December 31, 2020 which discussion was previously included in Item 7 of our 2021 Annual Report on Form 10-K, filed with the SEC on March 1, 2022.

Overview

We are a global leader in the design, manufacturing and servicing of critical digital infrastructure technology that powers, cools, deploys, secures and maintains electronics that process, store and transmit data. We provide this technology to data centers, communication networks and commercial & industrial environments worldwide. We aim to help create a world where critical technologies always work, and where we empower the vital applications of the digital world.

Key Developments

Below is a summary of selected key operational developments affecting our business in 2022:

- Succession Planning: Following our announcement on October 3, 2022, our Chief Executive Officer, Rob Johnson, retired on December 31, 2022 for health reasons. Giordano Albertazzi assumed the role of Chief Operating Officer on October 3, 2022 in addition to his role as President, Americas, and then the role of Chief Executive Officer on January 1, 2023.

- Board of Directors: In 2022, the Board of Directors increased the authorized number of directors on the Board from nine to eleven and appointed two new directors Jakki Hausler and Joseph J. DeAngelo. Mr. Albertazzi assumed Mr. Johnson's position on our Board on January 1, 2023.

- Facility Expansion: In 2022, we opened a new thermal plant in Monterrey, Mexico. We believe the additional capacity of the Monterrey facility will help to meet the increased demand and backlog in the thermal business.

- Price Realization: In 2022, we successfully delivered $365.0 of price realization actions.

- TRA settlement: On December 31, 2021, the Company and the Vertiv Stockholder agreed to amend and supplement the tax receivable agreement entered into by the Company and the Vertiv Stockholder on February 7, 2020, (the "Tax Receivable Agreement") to replace the Company's remaining payment obligations under the Tax Receivable Agreement with an obligation to pay $100.0. We satisfied this obligation as of November 30, 2022 and as of December 31, 2022, we no longer have any obligation under the Tax Receivable agreement.

Outlook and Trends

Below is a summary of trends and events that are currently affecting, or may in the future affect, our business, operations and short-term outlook:

- COVID-19 Pandemic: Over the past three years, unprecedented measures have been taken by governments and businesses to address the COVID-19 pandemic. These measures have included periodic shelter-in-place orders, restrictions on travel and business operations, temporary closures of businesses, quarantines, and attempts to institute various regulatory requirements. As a result of this pandemic, global economic activity was significantly impacted, causing volatility and disruption in global financial markets. These responsive measures taken by many countries have affected, and could in the future materially impact, our business, results of operations, financial condition and stock price. The extent of the continuing impact of the COVID-19 pandemic on our operational and financial performance is uncertain and will depend on many factors outside our control, including, without limitation, the extent, timing and duration of new variants of the COVID-19 virus and their impact on the global economy and demand for products. Refer to Part I, Item 1A of this Annual Report under the heading "Risk Factors," for more information. We continue to monitor the situation and will take further actions as may be required by federal, state, or local governmental authorities, or that we determine are in the best interests of our associates, customers, and stockholders. At the outset of the COVID-19 pandemic, we responded swiftly in support of our people, our clients and our communities. As we continue to monitor the evolving situation, we have taken steps to cause our U.S. locations to return to a full-time in-person workplace environment, which has required adjustment by employees and has indirectly caused attrition. We recognize the benefits to our customers, associates, and stockholders of having in-person full-time interaction, and we are working to balance those benefits with the ongoing concerns relating to the COVID-19 pandemic, macroeconomic conditions, and continued competition for talent.

- Supply Chain Constraints and Cost Increases: Aspects of our business continue to be affected by the COVID-19 pandemic as well as increasing costs for materials, freight and labor. Despite continued strong market demand, we expect that supply chain challenges and inflationary pressures will continue into 2023, with critical part shortages driving the need for additional spot buys at increased costs, and increased costs associated with premium freight to meet customer commitments. Additionally, logistical issues have significantly delayed the receipt of materials and, in some cases, we cannot procure critical parts at any price, creating production and delivery challenges pressuring the top and bottom line. We continue to take actions to improve our ability to forecast inflationary headwinds and reflect anticipated cost increases in our prices and will continue to take actions to address shortages and inflationary pressures. Based on full year 2022, we anticipate continued pricing realization into 2023 as a result of the pricing actions that we undertook in 2021, the year ended 2022, and which we plan to continue to take into 2023.

- Inventory Build: During 2022, we saw an increase in inventory build in order to support upcoming customer demand and large projects in addition to working through our significant backlog. We have launched several working capital initiatives and as a result expect to optimize our inventory levels in 2023.

RESULTS OF OPERATIONS

Year ended December 31, 2022 compared to year ended December 31, 2021

(Dollars in millions)		2022		2021	$ Change	% Change
Net sales	$	5,691.5	$	4,998.1	$ 693.4	13.9 %
Cost of sales		4,075.4		3,475.4	600.0	17.3 %
Gross profit		1,616.1		1,522.7	93.4	6.1 %
Selling, general and administrative expenses		1,178.3		1,109.0	69.3	6.2 %
Amortization of intangibles		215.8		144.3	71.5	49.5 %
Restructuring costs		0.7		1.4	(0.7)	(50.0)%
Foreign currency (gain) loss, net		3.7		3.2	0.5	15.6 %
Asset impairments		—		8.7	(8.7)	(100.0)%
Other operating expense (income)		(5.8)		(3.8)	(2.0)	52.6 %
Operating profit (loss)		223.4		259.9	(36.5)	(14.0)%
Interest expense, net		147.3		90.6	56.7	62.6 %
Loss on extinguishment of debt		—		0.4	(0.4)	(100.0)%
Gain on tax receivable agreement		—		(59.2)	59.2	100.0 %
Change in fair value of warrant liabilities		(90.9)		61.9	(152.8)	(246.8)%
Income tax expense		90.4		46.6	43.8	94.0 %
Net income (loss)	$	76.6	$	119.6	$ (43.0)	(36.0)%

Net Sales

Net sales were $5,691.5 in 2022, an increase of $693.4, or 13.9%, compared with $4,998.1 in 2021. The increase in sales is primarily due to higher sales volumes and E&I sales of $359.2 in the first ten months of 2022, which were partially offset by the negative impacts from foreign currency of $251.8, and lower sales from the divested heavy industrial UPS business in 2021 of $76.4. By product offering, critical infrastructure & solutions sales increased $574.9, including the negative impacts from foreign currency of $158.5. Services & spares sales increased $41.9, including the negative impacts from foreign currency of $62.9. Integrated rack solutions sales increased $76.6, including the negative impacts from foreign currency of $30.4.

Excluding intercompany sales, net sales were $2,728.6 in the Americas, $1,601.3 in Asia Pacific and $1,361.6 in Europe, Middle East & Africa. Movements in net sales by segment and offering are each detailed in the Business Segments section below.

Cost of Sales

Cost of sales were $4,075.4 in 2022, an increase of $600.0, or 17.3% compared to 2021. The increase in cost of sales was primarily driven by the impact of higher volumes, E&I costs of $265.4, increased commodity and logistic costs, and supply chain constraints. Gross profit was $1,616.1 in 2022, or 28.4% of sales, compared to $1,522.7, or 30.5% of sales in 2021.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (or "SG&A") were $1,178.3 in 2022, an increase of $69.3 compared to 2021. SG&A as a percentage of sales were 20.7% in 2022 compared with 22.2% in 2021. The increase in SG&A was primarily driven by $45.6 of E&I costs in the first ten months of 2022, $29.8 of higher commissions as a result of increased order volume, $25.9 of higher compensation due to increased bonus, higher long-term incentive, and one-time employee separation costs, $9.6 of increased research and development spend, $1.9 of increased investment in IT, which was partially offset by a decrease in mergers and acquisition costs of $39.4 and $18.7 related to litigation settlement costs in 2021.

Other Operating Expenses

The remaining other operating expenses include amortization of intangibles, restructuring costs, foreign currency (gain) loss, and other operating expense (income). These remaining other expenses were $214.4 for 2022, which was a $60.6 increase from 2021. The increase was primarily due to an increase in amortization of intangibles of $71.5 associated with the acquisition of E&I on November 1, 2021, offset by a decrease in asset impairment of $8.7, and a change in foreign currency (gain) loss of $0.5.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $0.4 in 2021 related to lender fees associated with the amendment to our Term Loan due 2027. This was not repeated in 2022.

Gain on Tax Receivable Agreement

The gain on the Tax Receivable Agreement is related to the $59.2 gain in 2021 associated with the amended Tax Receivable Agreement signed December 31, 2021. Refer to "Note 10 – Related Party Transactions" to the Consolidated Financial Statements for additional information.

Change in Fair Value of Warrant Liabilities

Change in Fair Value of Warrant Liabilities represents the mark-to-market fair value adjustments to the outstanding warrants issued in connection with the initial public offering of our predecessor, GSAH. The change in fair value of the outstanding warrants liability during 2022 and 2021 resulted in a gain of $90.9 and a loss of $61.9, respectively. The change in fair value of stock warrants was the result of changes in market prices and other observable inputs deriving the value of the financial instruments.

Interest expense

Interest expense, net, was $147.3 in 2022 compared to $90.6 in 2021. The $56.7 increase was primarily due to a $37.2 increase due to the Term Loan due 2027, a $30.2 increase related to the Senior Secured Notes due 2028, which were not outstanding for all of 2021, and a $7.5 increase due to borrowings throughout 2022 on our ABL Revolving Credit Facility, due 2025, partially offset by a $13.0 decrease due to net settlement payments on our interest rate swaps as described in "Note 12 — Financial Instruments and Risk Management" to the Consolidated Financial Statements, and a $4.5 decrease in accretion expense associated with the Tax Receivable Agreement. As interest rates increase, our interest expense will increase, although the effect will be mitigated by our interest rate swaps.

Income Taxes

Income tax expense was $90.4 in 2022 compared to $46.6 in 2021. The effective rate in 2022 was primarily influenced by the mix of income between our U.S. and non-U.S. operations, net of changes in valuation allowances and uncertain tax positions, and reflects the impact of non-deductible changes in fair value of the warrant liabilities, as well as a discrete tax adjustment related to legislative changes enacted in the period. In 2021, income tax expense was primarily influenced by the mix of income between our U.S. and non-U.S. operations, net of changes in valuation allowances and uncertain tax positions, and discrete tax benefits related to a change in our indefinite reinvestment liability caused by legislative changes and movement in foreign currencies.

The tax expense in 2022 was $43.8 higher than 2021 primarily due to the change in mix of income, non-U.S. tax elections and changes in valuation allowances in the U.S. and a discrete tax adjustment related to legislative changes enacted in the period.

Business Segments

The following are business segment results for the years ended December 31, 2022 and 2021. Segment profitability is defined as operating profit (loss). Segment margin represents segment operating profit (loss) expressed as a percentage of segment net sales. For reconciliations of segment net sales and earnings to our consolidated results, see "Note 14 — Segment Information", of our Consolidated Financial Statements. Segment net sales are presented excluding intercompany sales.

Americas

(Dollars in millions)	December 31, 2022	December 31, 2021	$ Change	% Change
Net sales	$ 2,728.6	$ 2,187.4	$ 541.2	24.7 %
Operating profit (loss)	426.1	441.2	(15.1)	(3.4)%
Margin	15.6 %	20.2 %		

Americas net sales of $2,728.6 in 2022 increased $541.2, or 24.7% from 2021. The increase in sales was primarily driven by higher sales volumes compared to prior year and an increase of $122.3 due to E&I sales in the first ten months of 2022. By product offering, net sales increased in critical infrastructure & solutions by $418.8 driven mostly due to increases in the thermal product lines and $122.3 related to the incremental E&I sales in 2022. Integrated rack solutions increased by a $72.9 primarily due to higher volume. Service & spares increased by $49.5 due to improved customer site availability. Additionally, Americas net sales were negatively impacted by foreign currency of approximately $6.3.

Operating profit (loss) in 2022 was $426.1, a decrease of $15.1 compared with 2021. Margin declined primarily due to increased commodity and logistic costs exceeding price realization.

Asia Pacific

(Dollars in millions)	December 31, 2022	December 31, 2021	$ Change	% Change
Net sales	$ 1,601.3	$ 1,609.0	$ (7.7)	(0.5)%
Operating profit (loss)	274.4	253.4	21.0	8.3 %
Margin	17.1 %	15.7 %		

Asia Pacific net sales of $1,601.3 in 2022 decreased $7.7, or 0.5% from 2021. Sales decreases were primarily driven by the negative impact of foreign currency of approximately $79.8 which were partially offset by the impact of stronger sales, particularly in India. By product offering, net sales improved in service & spares by $20.2. Critical infrastructure & solutions and integrated rack solutions decreased by $22.4 and $5.5, respectively.

Operating profit (loss) in 2022 was $274.4, an increase of $21.0 compared with 2021. Margin increased primarily due to price realization exceeding increased commodity and logistics costs.

Europe, Middle East & Africa

(Dollars in millions)	December 31, 2022	December 31, 2021	$ Change	% Change
Net sales	$ 1,361.6	$ 1,201.7	$ 159.9	13.3 %
Operating profit (loss)	234.6	217.6	17.0	7.8 %
Margin	17.2 %	18.1 %		

Europe, Middle East & Africa net sales of $1,361.6 in 2022 increased $159.9, or 13.3% from 2021. Sales increases were primarily due to deployment of large colocation data centers, the global recovery from COVID-19, and an increase in E&I sales of $236.9. Europe, Middle East & Africa net sales were negatively impacted by foreign currency of approximately $165.7. By offering, net sales improved in critical infrastructure & solutions and integrated rack solutions of $178.5 and $9.2 respectively, and service & spares decreased by $27.8.

Operating profit (loss) in 2022 was $234.6, an increase of $17.0 compared with 2021. Margin declined primarily due to increased commodity and logistic costs exceeding price realization.

Corporate and Other

Corporate and other costs include costs associated with our headquarters located in Westerville, Ohio, as well as centralized global functions including Finance, Treasury, Risk Management, Strategy & Marketing, IT, Legal, and global product platform development and offering management. Corporate and other costs were $495.9 and $508.0 in 2022 and 2021, respectively. Corporate and other costs decreased $12.1 compared with 2021 primarily due to a decrease in one-time merger and acquisition costs of $39.4 related to the acquisition of E&I and integration in 2021, $8.7 of impairment costs related to the sale of a heavy industrial business in 2021, and decreased year over year restructuring charges of $1.6, partially offset by a $15.6 increase in costs related to research and development and $18.7 in legal settlement costs.

Capital Resources and Liquidity

Our primary future cash needs relate to working capital, operating activities, capital spending, strategic investments and debt service.

Capital Expenditures: Our capital expenditures are primarily related to the maintenance of our long-term assets, as well as the investment in projects that support growth and innovation to further our enterprise strategy. Our capital expenditures (including capitalized software) were approximately $100.0 in 2022. We expect to have capital expenditures (including capitalized software) of approximately $150 in 2023.

We have additional obligations as part of our ordinary course of business, beyond those committed for capital expenditures, which consist of debt obligations, lease obligations and other financial instruments. Refer to "Note 6 — Debt", "Note 7 — Leases", and "Note 17 — Commitments and Contingencies" of the accompanying consolidated financial statements for more information. In addition, we have certain tax positions that are further discussed in "Note 9 — Income Taxes" of the consolidated financial statements. We do not have any guarantees or other off-balance sheet financing arrangements, including variable interest entities, which could materially impact our financial condition or liquidity.

We, through our subsidiaries, are party to certain indebtedness arrangements, including the Senior Secured Notes, due 2028, with an outstanding principal amount of $850.0 as of December 31, 2022 (the "Notes"), the Term Loan, due 2027, with an outstanding principal amount of $2,139.8, as of December 31, 2022 (the "Term Loan"), and the ABL Revolving Credit Facility, due 2025, providing up to $570.0 of revolving borrowings, and for which $235.0 was outstanding as of December 31, 2022 (the "ABL Revolving Credit Facility" and collectively with the Term Loan, the "Senior Secured Credit Facilities"). See "Note 6 — Debt" of the consolidated financial statements for more detailed discussion of the material terms of the Notes and the Senior Secured Credit Facilities.

On September 20, 2022, our subsidiary, Vertiv Group Corporation ("Borrower") and certain of its subsidiaries entered into the Sixth Amendment and the Seventh Amendment to the ABL Revolving Credit Facility. Among other modifications, the Sixth Amendment converted the interest rate benchmark for currently outstanding and future revolving loans under the facility from LIBOR to Secured Overnight Financing Rate ("SOFR"), with a 10 basis points credit spread adjustment for all available tenors, EURIBOR, and SONIA, as applicable. Under the Seventh Amendment, the U.S. revolving loan commitments with the U.S. tranche was increased by $115 to a total loan commitment of $570 under the ABL Revolving Credit Facility. All other material provisions of the ABL Revolving Credit Facility were unchanged, including the March 2, 2025 maturity date.

At December 31, 2022, we had $260.6 in cash and cash equivalents, which includes amounts held outside of the U.S., primarily in Europe and Asia. Non-U.S. cash is generally available for repatriation without legal restrictions, subject to certain taxes, mainly withholding taxes. We are not asserting indefinite reinvestment of cash or outside basis for our non-U.S. subsidiaries due to the outstanding debt obligations in instances where alternative repatriation options other than dividends are not available. Our ABL Revolving Credit Facility provides for up to $570.0 of revolving borrowings, with separate sublimits for letters of credit and swingline borrowings and an uncommitted accordion of up to $30.0. At December 31, 2022, Vertiv had $317.4 of availability (subject to customary borrowing base and other conditions) under the ABL Revolving Credit Facility, net of letters of credit outstanding in the aggregate principal amount of $17.1, and taking into account the borrowing base limitations set forth in the ABL Revolving Credit Facility.

We believe our current cash and cash equivalent levels, augmented by the ABL Revolving Credit Facility, will provide adequate near-term liquidity for the next 12 months of independent operations, as well as the resources necessary to invest for growth in existing businesses and manage our capital structure on a short- and long-term basis. We expect to continue to opportunistically access the capital and financing markets from time to time. Access to capital and the availability of financing on acceptable terms in the future will be affected by many factors, including our credit rating, economic conditions, and the overall liquidity of capital markets. There can be no assurance that we will continue to have access to the capital and financing markets on acceptable terms.

Summary Statement of Cash Flows

Year ended December 31, 2022 compared to year ended December 31, 2021

(Dollars in millions)	2022	2021	$ Change	% Change
Net cash provided by (used for) operating activities	$ (152.8)	$ 210.9	$ (363.7)	(172.5)%
Net cash provided by (used for) investing activities	(112.1)	(1,216.8)	1,104.7	(90.8)
Net cash provided by (used for) financing activities	100.2	914.9	(814.7)	(89.0)
Capital expenditures	(100.0)	(73.4)	(26.6)	36.2
Investments in capitalized software	(11.0)	(11.2)	0.2	(1.8)

Net Cash provided by (used for) Operating Activities

Net cash used for operating activities was $152.8 in 2022, a $363.7 decrease in cash generation compared to 2021. Net income from operations of $76.6 included $235.1 of net non-cash expense items, consisting of a gain on the change in fair value of warrant liabilities of $90.9 and deferred taxes of $8.6, offset by depreciation and amortization of $302.4, non-cash stock-based compensation expense of $24.7 and amortization of debt discount and issuance costs of $7.5. Trade working capital used $449.2 in comparison to $132.8 in 2021, primarily as a result of increased accounts receivable associated with higher sales volume, inventory build to support forecasted sales and to meet customer demand, and a $8.7 payment related to a litigation settlement. Refer to " Note 17 - Commitments and Contingencies" in our Consolidated Financial Statements for additional information on the litigation settlement payment which was part of the overall $21.5 payment made on January 12, 2022.

Net Cash provided by (used for) Investing Activities

Net cash used for investing activities was $112.1 in 2022 compared to net cash used for investing activities of $1,216.8 in 2021. The lower use of cash over the comparable period was primarily the result of the E&I Acquisition for $1,163.7 in 2021, slightly offset by increased capital expenditures, and $21.7 in proceeds from the sale of a heavy industrial UPS business in 2021.

Net Cash provided by (used for) Financing Activities

Net cash provided by financing activities was $100.2 in 2022 compared to $914.9 in 2021. The decrease was driven by the lack of proceeds received in 2021 of $107.5 from the exercise of public warrants, incurring $850.0 of new indebtedness from the issuance of the Notes due 2028 in 2021, along with the $100.0 payment on the tax receivable agreement in 2022. The factors leading to the decrease in net cash provided by financing activities were partially offset by the net borrowings of $235.0 in 2022 under the ABL Revolving Credit Facility.

Critical Accounting Estimates

Our discussion and analysis of financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments related to these assets, liabilities, revenues and expenses. We believe these estimates to be reasonable under the circumstances. Management bases its estimates and judgments on historical experience, expected future outcomes, and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe that the following accounting estimates are critical to our financial results:

Business Combinations

We allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The amount of purchase price which is in excess of the fair values of assets acquired and liabilities assumed is recognized as goodwill. The purchase price allocation process requires management to make significant estimates and assumptions with respect to intangible assets. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions and information obtained from management of the acquired companies, and are inherently uncertain. The following are critical estimates in valuing intangible assets we have acquired or may acquire in the future and include but are not limited to:

- forecasted earnings before interest, taxes, and amortization;
- forecasted revenue;
- customer attrition rates;
- royalty rates; and
- discount rates.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Different assumptions may result in materially different values for assets acquired and liabilities assumed, which may impact our financial position and future results of operations.

Long-lived assets

Goodwill

We account for goodwill and other intangible assets acquired in a business combination in conformity with current accounting guidance, which does not allow for goodwill and indefinite-lived intangible assets to be amortized.

We review goodwill for impairment annually in the fourth quarter or when events and circumstances indicate an impairment may have occurred. We test goodwill for impairment by comparing the estimated fair value of the reporting units to the related carrying value. If the fair value of the reporting unit is lower than its carrying amount, goodwill is written down for the amount by which the carrying amount exceeds fair value. However, the loss recognized cannot exceed the carrying amount of goodwill. Reporting units are defined as either operating segments or one level below the operating segments for which discrete financial information is available and reviewed by the business management. The Company's four reporting units are comprised of the Americas; Greater China; Australia & New Zealand, South East Asia and India (ASI); and Europe, Middle East & Africa reporting units. For segment reporting Greater China and ASI are aggregated into one reportable business segment, refer to "Note 14 — Segment Reporting" of the accompanying consolidated financial statements for more information.

We considered the overall macroeconomic conditions and performed a quantitative impairment test for all of our reporting units with goodwill during the fourth quarter of 2022. The discounted cash flow approach, the comparable public company approach and the comparable acquisition approach were used to estimate the fair value of each reporting unit using a weighting of 40%, 40% and 20%, respectively. The discounted cash flow model requires several estimates and assumptions including future sales growth, earnings before interest, taxes, depreciation, and amortization (or "EBITDA") margins, capital expenditures, a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the years forecasted by the reporting units) for each reporting unit. The comparable public company and comparable acquisition approaches require several assumptions including EBITDA multiples for comparable companies and transactions that operate in the same markets as our reporting units.

Discounted cash flow models are highly reliant on various assumptions, including projected business results, long-term growth factors and discount rate. Management judgement is involved in estimating these variables, and they include inherent uncertainties since they are forecasting future events. We perform sensitivity analyses by using a range of inputs to confirm the reasonableness of the long-term growth rate and discount rate estimates. Additionally, we compare the indicated equity value to our market capitalization and evaluate the resulting implied control premium/discount to determine if the estimated enterprise value is reasonable compared to external market indicators.

We performed our annual goodwill impairment using the quantitative approach in the fourth quarter. The estimated fair value of each reporting unit was in excess of each of its respective carrying value, which resulted in a conclusion that no impairment existed as of December 31, 2022. We compared the total fair values of the reporting units to our market capitalization, to determine if the fair values are reasonable compared to external market indicators. We believe that our use of significant assumptions, within our valuation models are reasonable estimates of likely future events. Subsequent to this annual impairment test, no additional indications of an impairment were identified.

Significant assumptions inherent in the valuation methodologies include estimates of future projected business results (principally revenue and EBITDA), long-term growth rates, and the discount rate. We performed sensitivity analyses by using a range of inputs to confirm the reasonableness of long-term growth rate and discount rate estimates. Significant assumptions utilized in the impairment analysis performed during the fourth quarter of 2022 included the discount rate, ranging between 17.0% and 18.0%, and terminal growth rates of 3.0%.

Tangible assets

We review property, plant and equipment asset groups for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We monitor these changes and events on at least a quarterly basis. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset group, or a current expectation that an asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the property, plant and equipment asset groups, as well as specific appraisals in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other property, plant and equipment asset groups. If the future undiscounted cash flows result in a value that is less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Various factors that we use in determining the impact of these assessments include the expected useful lives of long-lived assets and the ability to realize any undiscounted cash flows in excess of the carrying amounts of such asset groups, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Because judgment is involved in determining the fair value of property, plant and equipment asset groups, there is risk that the carrying value of these assets may require adjustment in future periods.

Revenue recognition

We recognize revenue from the sale of manufactured products and services when control of promised goods or services are transferred to customers in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods or services. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. The majority of our sales agreements contain performance obligations satisfied at a point in time when control is transferred to the customer. Sales for service contracts, including installation, inventory with no alternative use and an enforceable right of payment upon customer termination and other discrete services, generally are recognized over time as the services are provided. Payments received in advance for service arrangements are recorded as deferred revenue and recognized in net sales when the revenue recognition criteria are met. Unbilled revenue is recorded when performance obligations have been satisfied, but we do not have present right to payment.

For agreements with multiple performance obligations, judgment is required to determine whether performance obligations specified in these agreements are distinct and should be accounted for as separate revenue transactions for recognition purposes. In these types of agreements we allocate sales price to each distinct obligation on a relative stand-alone selling price basis. The majority of revenue from arrangements with multiple performance obligations is recognized when tangible products are delivered, with smaller portions for associated installation and commissioning recognized shortly thereafter. Generally, contract duration is short term, and cancellation, termination or refund provisions apply only in the event of contract breach. These provisions have historically not been invoked.

Payment terms vary by the type and location of the customer and the products or services offered. Revenue from our sales have not been adjusted for the effects of a financing component as we expect that the period between when we transfer control of the product and when we receive payment to be one year or less. Sales, value add, and other taxes collected concurrent with revenue are excluded from sales. We record amounts billed to customers for shipping and handling in a sales transaction as revenue. Shipping and handling costs are treated as fulfillment costs and are included in costs of sales.

Private Placement Warrants

As of December 31, 2022, 10,533,333 Private Placement Warrants remain outstanding. The Private Placement Warrants are exercisable on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by such holders.

We evaluated the Private Placement Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity's Own Equity, and concluded that they do not meet the criteria to be classified in stockholders' equity. Specifically, the SEC release describing SPAC warrant treatment focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability. Since the Private Placement Warrants meet the definition of a derivative under ASC 815, we recorded these Warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of earnings (loss) at each reporting date. The Private Placement Warrants are valued using a Black-Sholes-Merton pricing model as described in "Note 12 — Financial Instruments and Risk Management", to the Consolidated Financial Statements. The changes in the fair value of the Warrants may be material to our future operating results.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Judgment in the forecasting of taxable income using historical and projected future operating results is required in determining our provision for income taxes and the related assets and liabilities. The provision for income taxes includes income taxes paid, currently payable or receivable, and deferred taxes. Under U.S. GAAP, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are also recognized for the estimated future effects of tax loss and credit carryforwards. The effect on deferred taxes of changes in tax rates is recognized in the period in which the enactment date occurs. Valuation allowances are established when necessary on a jurisdictional basis to reduce deferred tax assets to the amounts expected to be realized. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings are indefinitely reinvested. In the event that the actual outcome of future tax consequences differs from our estimates and assumptions due to changes or future events such as tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans, the resulting change to the provision for income taxes could have a material effect on the Consolidated Statements of Earnings (Loss) and Consolidated Balance Sheets.

The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to our various assumptions and judgment. If actual results differ from our estimates made in establishing or maintaining valuation allowances against deferred tax assets, the resulting change in the valuation allowance would generally impact earnings. Additionally, the positions taken with regard to tax contingencies may be subject to audit and review by tax authorities, which may result in future taxes, interest and penalties. Positive and negative evidence is considered in determining the need for a valuation allowance against deferred tax assets, which includes such evidence as historical earnings, projected future earnings, tax planning strategies and expected timing of reversal of existing temporary differences.

In determining the recoverability of deferred tax assets, we give consideration to all available positive and negative evidence including reversals of deferred tax liabilities, projected future income, tax planning strategies and recent trends in financial results. We attach the most weight to historical earnings as they are more objectively verifiable compared to forecasts. In evaluating the objective evidence that historical results provide, we generally considers three years of cumulative income or loss at the jurisdictional taxpayer level as an important factor.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks, including the impact of changes in foreign currency exchange rates, interest rates and the prices of various commodities used in the normal course of business.

To mitigate the volatility in our earnings and cash flows, we manage certain of our exposures through the use of various financial instruments, including derivatives, to help us hedge our foreign currency exchange risk and interest rate risk. We do not enter into such transactions for trading or speculative purposes.

A discussion of our accounting policies for derivative instruments and hedging activities is included in "Note 1 – Summary of Significant Accounting Policies". Information relating to market risks is presented in "Note 12 - Financial Instruments and Risk Management" in the Notes to Consolidated Financial Statements and is incorporated by reference into Part II of this Annual Report.

Foreign Exchange Rate Risk

We have transactional foreign currency exposures related to buying and selling in currencies other than the local currencies in which we operate. We enter into one-month foreign exchange forwards in order to mitigate exposures such as European Euro, Chinese Yuan, and Great British Pound on the carrying amount of foreign currency-denominated assets, liabilities, commitments and, when applicable, anticipated foreign currency transactions. As of December 31, 2022 we had an insignificant amount of outstanding currency hedges. We have translation exposure resulting from translating the financial statements of foreign subsidiaries into United States Dollars. During 2022, we hedged portions of the net investment in foreign subsidiaries against fluctuations in the European Euro and Chinese Yuan through derivative financial instruments.

Interest Rate Risk

We are subject to market risk from exposure to changes in interest rates and cash and cash equivalents which are exposed to floating interest rates and may impact cash flow. The ABL Revolving Credit Facility, Term Loan, and cash and cash equivalents are exposed to floating interest rates and may impact cash flow. At December 31, 2022, there was a $235.0 balance on the ABL Revolving Credit Facility with a weighted-average borrowing rate of 5.85%. At December 31, 2021, there were no borrowings outstanding under the ABL Revolving Credit Facility. Cash and cash equivalents were $260.6 and $439.1 at December 31, 2022 and 2021, respectively. In order to mitigate interest rate risk, we entered into interest rate swap agreements with a notional amount of $1,000.0 that will remain until the maturity of the Term Loan in 2027. The swap transactions exchange floating rate interest payments for fixed rate interest payments on the notional amount to reduce interest rate volatility. Based on the outstanding balances of floating rate debt, net of interest rate swap agreements, our annual net interest expense would increase (decrease) in variable interest rates at December 31, 2022 and 2021 by approximately:

Basis point change scenario	December 31, 2022	December 31, 2021
+100	$ 11.0	$ 12.0
+200	23.0	23.0

Due to the rapid increase in the Federal Funds Rate during 2022, we are presenting larger basis point change scenarios than previously presented.

Commodity Risk

We are subject to commodity risk from fluctuating prices of certain raw materials, steel, copper and aluminum and electronic components.

Additional information relating to market risks is presented in "Note 12 - Financial Instruments and Risk Management" in the Notes to Consolidated Financial Statements and is incorporated by reference into Part II of this Annual Report. Our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements are filed as part of this Annual Report under "Item 15. Exhibits, Financial Statement Schedules" and are set forth immediately following the signature pages of this Annual Report.

Item 8. Financial statements and supplementary data

The Report of Independent Registered Public Accounting Firm, our Consolidated Financial Statements, and the accompanying Notes to Consolidated Financial Statements that are filed as part of this Annual Report are listed under "Item 15. Exhibits, Financial Statement Schedules" and are set forth immediately following the signature pages of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains (a) disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and (b) internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

The Company's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022 (the end of the period covered by this Annual Report). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that material information for the Company, including its consolidated subsidiaries, required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that it is accumulated and communicated to management, including our principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based on criteria established in the Internal Control-Integrated Framework in 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment and the COSO criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which in included herein.

Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the quarter ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vertiv Holdings Co

Opinion on Internal Control Over Financial Reporting

We have audited Vertiv Holdings Co's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vertiv Holdings Co (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 27, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Grandview Heights, Ohio
February 27, 2023

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

<p align="center">**PART III.**</p>

Item 10. Directors, Executive Officer and Corporate Governance

The information required by this Item 10. "Directors, Executive Officers and Corporate Governance" is incorporated herein by reference from our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end of December 31, 2022 (the "Proxy Statement").

Item 11. Executive Compensation

The information required by this Item 11. "Executive Compensation" is incorporated herein by reference from our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" is incorporated herein by reference from our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13. "Certain Relationships and Related Transactions, and Director Independence" is incorporated herein by reference from our Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14. "Principal Accounting Fees and Services" is incorporated herein by reference from our Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

See Index to Consolidated Financial Statements appearing on page 56.

2. Financial Statement Schedules

All financial statement schedules called for under Regulation S-X are omitted because either they are not required under the related instructions, are included in the Consolidated Financial Statements or Notes thereto included elsewhere in this Annual Report on Form 10-K, or are not material.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 10, 2019, by and among GS Acquisition Holdings Corp, Crew Merger Sub I LLC, Crew Merger Sub II LLC, Vertiv Holdings, LLC and VPE Holdings, LLC (incorporated by reference to the Company's definitive proxy statement on Schedule 14A, filed with the SEC on January 17, 2020).
2.2	Sale and Purchase Agreement between Vertiv Holdings Ireland DAC, Vertiv International Holding Corporation ("Buyers"), Vertiv Holdings Co (the "Company") and the Sellers named therein, dated September 8, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 8, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Vertiv Holdings Co (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
3.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 2, 2021).
3.3	Amended and Restated Bylaws of Vertiv Holdings Co (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
4.1	Indenture, dated as of October 22, 2021, by and among Vertiv Group Corporation, the guarantors party thereto and UMB Bank, N.A., as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 27, 2021).
4.2	Form of 4.125% Senior Secured Note due 2028 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on October 27, 2021).
4.3	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
4.4	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
4.5	Warrant Agreement, dated June 7, 2018, by and among GS Acquisition Holdings Corp, Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K, filed with the SEC on June 13, 2018).
4.6	Amended and Restated Registration Rights Agreement, dated February 7, 2020, by and among Vertiv Holdings Co, GS Sponsor LLC, Cote SPAC 1 LLC, James Albaugh, Roger Fradin, Steven S. Reinemund, VPE Holdings, LLC, GSAH Investors Emp LP, Atlanta Sons LLC and the other parties named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
4.7	Registration Rights Agreement, dated as of November 1, 2021, by and among the Company, each of the Holders listed on Schedule A thereto and the other Holders time to time parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 1, 2021).
4.8*	Description of Securities of Vertiv Holdings Co.
10.1	Stockholders Agreement, dated February 7, 2020, by and among Vertiv Holdings Co, GS Sponsor LLC, Cote SPAC 1 LLC and VPE Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.2**	2020 Stock Incentive Plan of Vertiv Holdings Co and its Affiliates (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.3**	Form of Stock Option Award Agreement under the 2020 Stock Incentive Plan of Vertiv Holdings Co and its Affiliates (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K, filed with the SEC on March 12, 2020).
10.4**	Form of Restricted Stock Unit Agreement under the 2020 Stock Incentive Plan of Vertiv Holdings Co and its Affiliates (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K, filed with the SEC on March 12, 2020).

10.5**	Vertiv Holdings Co Executive Change of Control Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.6**	Vertiv Holdings Co Executive Employment Policy (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.7**	Form of Executive Offer Letter (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.8	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.9	Revolving Credit Agreement, dated as of November 30, 2016, by and among Vertiv Intermediate Holding II Corporation (f/k/a Cortes NP Intermediate Holding II Corporation), Vertiv Group Corporation (f/k/a Cortes NP Acquisition Corporation), as lead borrower, the other borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the collateral agents party thereto (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.10	Amendment No. 1 to Revolving Credit Agreement, dated as of September 28, 2018, by and among Vertiv Group Corporation, as lead borrower, the other borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other persons party thereto (incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.11	Amendment No. 2 to Revolving Credit Agreement, dated as of October 19, 2018, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as lead borrower, the other borrowers party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.12	Amendment No. 3 to Revolving Credit Agreement, dated as of February 15, 2019, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as lead borrower, the other borrowers party thereto, the other credit parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other persons party thereto (incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.13	Amendment No. 4 to Revolving Credit Agreement, dated as of January 14, 2020, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as lead borrower, the other borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other persons party thereto (incorporated by reference to Exhibit 10.23 to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2020).
10.14	Amendment No. 5 to Revolving Credit Agreement, dated as of March 2, 2020, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as lead borrower, the other borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on March 3, 2020).
10.15	Amendments No. 6 to the Revolving Credit Agreement, dated as of September 20, 2022, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, certain other affiliates of Vertiv Group Corporation, as borrowers and guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1(a) to the Company's Current Report on Form 8-K, filed on September 20, 2022).
10.16	Amendments No. 7 to the Revolving Credit Agreement, dated as of September 20, 2022, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, certain other affiliates of Vertiv Group Corporation, as borrowers and guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.1(b) to the Company's Current Report on Form 8-K, filed on September 20, 2022).
10.17	Term Loan Credit Agreement, dated as of March 2, 2020, by and among Vertiv Intermediate Holding II Corporation, Vertiv Group Corporation, as borrower, the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 3, 2020).
10.18	Amendment No. 1 to Term Loan Credit Agreement, dated as of March 10, 2021, by and among Vertiv Group Corporation, as borrower, Vertiv Intermediate Holding II Corporation and certain other affiliates of Vertiv Group Corporation, as guarantors, the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 10, 2021).
10.19**	Form of Stock Option Award for Employees under the 2020 Stock Incentive Plan of Vertiv Holdings Co and its Affiliates (incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-K, filed with the SEC on March 12, 2020).
10.20**	Form of Restricted Stock Unit (RSU) Agreement for Non-Executive Employees under the 2020 Stock Incentive Plan of Vertiv Holdings Co and its Affiliates (incorporated by reference to Exhibit 10.26 of the Company's Annual Report on Form 10-K, filed with the SEC on March 12, 2020).
10.21**	Form of Director Stock Option Award Agreement (incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K, filed with the SEC on March 1, 2021).
10.22**	Employment Agreement by and between Vertiv Holdings Co and Stephen Hen I Liang (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 2, 2021).
10.23**	First Amendment to Employment Agreement dated as of August 5, 2022 by and between Vertiv Holdings Co and Stephen Hen I Liang (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 31, 2022)
10.24**	Confidential Separation Agreement and General Release and Waiver of Claims, dated September 9, 2022, by and between Vertiv Holdings Co, Vertiv Group Corporation, and Jason Forcier (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 31, 2022)

10.25**	Retirement Agreement and General Release and Waiver of Claims, dated October 2, 2022, by and between Vertiv Holdings Co, Vertiv Group Corporation, and Robert Johnson (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 31, 2022)
10.26**	Independent Contractor Agreement, dated effective January 1, 2023, by and between Vertiv Group Corporation and Robert Johnson (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 31, 2022)
10.27*	Employment Agreement, dated as of November 21, 2022, by and among Giordano Albertazzi, Vertiv Corporation, and Vertiv Holdings Co.
10.28	Form of Special Performance Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 21, 2022).
10.29	TRA Repurchase Agreement, dated as of December 31, 2021, by and between Vertiv Holdings Co and VPE Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 6, 2022.
10.30	Amendment No. 1 to TRA Repurchase Agreement, dated as of June 15, 2022, by and between Vertiv Holdings Co and VPE Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 15, 2022.
21.1*	List of Vertiv's Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
101.INS*	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Statements of Cash Flows, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Balance Sheets, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
101.SCH*	Inline XBRL Taxonomy Extension Schema (filed herewith)
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

* Filed herewith.
** Denotes the management contracts and compensatory arrangements in which any director or named executive officer participates.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2023

Vertiv Holdings Co

/s/ Giordano Albertazzi

Name: Giordano Albertazzi

Title: Chief Executive Officer

/s/ David J. Fallon

Name: David J. Fallon

Title: Chief Financial Officer

/s/ Scott Cripps

Name: Scott Cripps

Title: Chief Accounting Officer and Corporate Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Giordano Albertazzi	Chief Executive Officer and Director	February 27, 2023
Giordano Albertazzi	(Principal Executive Officer)	
/s/ David J. Fallon	Chief Financial Officer	February 27, 2023
David J. Fallon	(Principal Financial Officer)	
/s/ Scott A. Cripps	Chief Accounting Officer	February 27, 2023
Scott A. Cripps	(Principal Accounting Officer)	
/s/ David M. Cote	Executive Chairman of the Board	February 27, 2023
David M. Cote		
/s/ Joseph van Dokkum	Director	February 27, 2023
Joseph van Dokkum		
/s/ Joseph J. DeAngelo	Director	February 27, 2023
Joseph J. DeAngelo		
/s/ Jakki L. Haussler	Director	February 27, 2023
Jakki L. Haussler		
/s/ Roger Fradin	Director	February 27, 2023
Roger Fradin		
/s/ Jacob Kotzubei	Director	February 27, 2023
Jacob Kotzubei		
/s/ Matthew Louie	Director	February 27, 2023
Matthew Louie		
/s/ Edward L. Monser	Director	February 27, 2023
Edward L. Monser		
/s/ Steven S. Reinemund	Director	February 27, 2023
Steven S. Reinemund		
/s/ Robin L. Washington	Director	February 27, 2023
Robin L. Washington		

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vertiv Holdings Co

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vertiv Holdings Co (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment Analysis of Goodwill of the Europe, Middle East & Africa Reporting Unit

Description of the Matter	At December 31, 2022, the Company's goodwill was $1,284.7 million, and included $603.3 million related to the Europe, Middle East & Africa (EMEA) reporting unit. As disclosed in Notes 1 and 5 to the consolidated financial statements, goodwill is tested for impairment annually in the fourth quarter and whenever events or circumstances indicate a reporting unit's fair value may be less than its carrying value. The Company estimates the fair value of a reporting unit using a combination of market-based valuation methodologies and the income approach using discounted cash flows.
	Auditing management's annual goodwill impairment analysis for the EMEA reporting unit was complex and highly judgmental due to the significant estimation required to determine the fair value of the reporting unit. In particular, the fair value estimate was sensitive to changes in significant assumptions, such as revenue growth rates, the terminal revenue growth rate, EBITDA margins, the discount rate, and market multiples which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the goodwill impairment assessment for the EMEA reporting unit. For example, we tested controls over management's review of the valuation methodologies and key assumptions used to estimate fair value of the reporting unit, as well as management's controls over the completeness and accuracy of the data within the valuation model.
	To test the estimated fair value of the Company's EMEA reporting unit, we performed audit procedures that included, among others, evaluating valuation methodologies and testing the significant assumptions discussed above used by the Company in its analysis. We involved our internal valuation specialist to assist in the evaluation of the valuation methodologies and testing certain significant assumptions, including the discount rate and market multiples. We compared the significant assumptions used by management to current industry and economic trends, recent historical performance and other factors. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We also tested the underlying data used by the Company in its analysis for completeness and accuracy.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2016.
Grandview Heights, Ohio
February 27, 2023

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
VERTIV HOLDINGS CO
(Dollars in millions except for per share data)

	Year Ended December 31,		
	2022	2021	2020
Net sales			
Net sales - products	$ 4,335.3	$ 3,694.6	$ 3,068.7
Net sales - services	1,356.2	1,303.5	1,301.9
Net sales	5,691.5	4,998.1	4,370.6
Costs and expenses			
Cost of sales - products	3,219.1	2,699.7	2,154.9
Cost of sales - services	856.3	775.7	742.0
Cost of sales	4,075.4	3,475.4	2,896.9
Operating expenses			
Selling, general and administrative expenses	1,178.3	1,109.0	1,008.4
Amortization of intangibles	215.8	144.3	128.7
Restructuring costs	0.7	1.4	73.9
Foreign currency (gain) loss, net	3.7	3.2	26.0
Asset impairments	—	8.7	21.7
Other operating expense (income)	(5.8)	(3.8)	1.5
Operating profit (loss)	223.4	259.9	213.5
Interest expense, net	147.3	90.6	150.4
Loss on extinguishment of debt	—	0.4	174.0
Gain on tax receivable agreement	—	(59.2)	—
Change in fair value of warrant liabilities	(90.9)	61.9	143.7
Income (loss) before income taxes	167.0	166.2	(254.6)
Income tax expense	90.4	46.6	72.7
Net income (loss)	$ 76.6	$ 119.6	$ (327.3)
Earnings (loss) per share:			
Basic	$ 0.20	$ 0.34	$ (1.07)
Diluted	$ (0.04)	$ 0.33	$ (1.07)
Weighted-average shares outstanding			
Basic	376,730,519	355,544,632	307,076,397
Diluted	378,224,051	360,140,323	307,076,397

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
VERTIV HOLDINGS CO
(Dollars in millions)

	Year Ended December 31,					
	2022		2021		2020	
Net income (loss)	$	76.6	$	119.6	$	(327.3)
Other comprehensive income (loss), net of tax:						
Foreign currency translation		(196.8)		(65.1)		72.0
Interest rate swaps		101.5		41.5		(32.8)
Tax receivable agreement		—		0.9		(0.9)
Pension		13.5		6.8		(4.9)
Other comprehensive income (loss), net of tax		(81.8)		(15.9)		33.4
Comprehensive income (loss)	$	(5.2)	$	103.7	$	(293.9)

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
VERTIV HOLDINGS CO
(Dollars in millions)

		December 31, 2022		December 31, 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	260.6	$	439.1
Accounts receivable, less allowances of $18.4 and $14.1, respectively		1,888.8		1,536.4
Inventories		822.0		616.3
Other current assets		187.3		106.8
Total current assets		3,158.7		2,698.6
Property, plant and equipment, net		489.4		489.3
Other assets:				
Goodwill		1,284.7		1,330.1
Other intangible assets, net		1,816.1		2,138.2
Deferred income taxes		46.4		47.9
Right-of-use assets, net		166.4		152.9
Other		134.0		82.6
Total other assets		3,447.6		3,751.7
Total assets	$	7,095.7	$	6,939.6
LIABILITIES AND EQUITY				
Current liabilities:				
Current portion of long-term debt	$	21.8	$	21.8
Accounts payable		984.0		858.5
Accrued expenses and other liabilities		872.4		953.4
Income taxes		19.7		21.1
Total current liabilities		1,897.9		1,854.8
Long-term debt, net		3,169.1		2,950.5
Deferred income taxes		176.5		198.8
Warrant liabilities		58.7		149.6
Long-term lease liabilities		132.0		115.5
Other long-term liabilities		219.6		252.7
Total liabilities		5,653.8		5,521.9
Equity				
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding		—		—
Common stock, $0.0001 par value, 700,000,000 shares authorized, 377,368,837 and 375,801,857 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		—		—
Additional paid-in capital		2,630.7		2,597.5
Accumulated deficit		(1,142.6)		(1,215.4)
Accumulated other comprehensive (loss) income		(46.2)		35.6
Total equity		1,441.9		1,417.7
Total liabilities and equity	$	7,095.7	$	6,939.6

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOW
VERTIV HOLDINGS CO
(Dollars in millions)

	Year Ended December 31, 2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 76.6	$ 119.6	$ (327.3)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Depreciation	72.0	69.1	60.3
Amortization	230.4	157.9	142.8
Deferred income taxes	(8.6)	(69.8)	(1.4)
Amortization of debt discount and issuance costs	7.5	6.3	10.5
Loss on extinguishment of debt	—	0.4	174.0
Gain on tax receivable agreement	—	(59.2)	—
Change in fair value of warrant liabilities	(90.9)	61.9	143.7
Asset impairments	—	8.7	21.0
Stock-based compensation	24.7	23.2	13.0
Payment of contingent consideration	(8.7)	—	—
Gain on sale of property, plant and equipment	(3.7)	—	—
Changes in tax receivable agreement	—	7.7	21.3
Changes in operating working capital	(449.2)	(132.8)	(60.8)
Other	(2.9)	17.9	11.8
Net cash provided by (used for) operating activities	(152.8)	210.9	208.9
Cash flows from investing activities:			
Capital expenditures	(100.0)	(73.4)	(44.4)
Investments in capitalized software	(11.0)	(11.2)	(8.3)
Proceeds from disposition of property, plant and equipment	3.9	9.8	7.0
Acquisition of Business, net of cash acquired	(5.0)	(1,163.7)	—
Proceeds from sale of Business	—	21.7	—
Net cash provided by (used for) investing activities	(112.1)	(1,216.8)	(45.7)
Cash flows from financing activities:			
Borrowings from ABL revolving credit facility and short-term borrowings	790.8	—	346.2
Repayments of ABL revolving credit facility and short-term borrowings	(555.8)	—	(493.7)
Proceeds from the issuance of long-term debt	—	850.0	2,189.0
Repayment of long-term debt	(16.4)	(21.8)	(3,456.5)
Payment of redemption premiums	—	—	(75.0)
Payment of debt issuance costs	(0.6)	(13.8)	(11.2)
Proceeds from reverse recapitalization, net	—	—	1,832.5
Payment to Vertiv Stockholder	—	—	(341.6)
Payment of tax receivable agreement	(100.0)	—	—
Payment of contingent consideration	(12.8)	—	—
Dividend Payment	(3.8)	(3.8)	(3.3)
Proceeds from the exercise of warrants	—	107.5	156.5
Exercise of employee stock options	3.1	4.1	—
Employee taxes paid from shares withheld	(4.3)	(7.3)	—
Other financing	—	—	(2.2)
Net cash provided by (used for) financing activities	100.2	914.9	140.7
Effect of exchange rate changes on cash and cash equivalents	(9.2)	(4.5)	5.0
Increase (decrease) in cash, cash equivalents and restricted cash	(173.9)	(95.5)	308.9
Beginning cash, cash equivalents and restricted cash	447.1	542.6	233.7
Ending cash, cash equivalents and restricted cash	$ 273.2	$ 447.1	$ 542.6
Changes in operating working capital			
Accounts receivable	$ (375.8)	$ (117.4)	$ (114.8)
Inventories	(211.4)	(125.7)	(38.5)
Other current assets	(28.8)	2.1	7.8
Accounts payable	132.8	105.1	78.2
Accrued expenses and other liabilities	45.6	11.9	13.3
Income taxes	(11.6)	(8.8)	(6.8)
Total changes in operating working capital	$ (449.2)	$ (132.8)	$ (60.8)
Supplemental Disclosures			
Cash paid during the year for interest	$ 132.8	$ 75.1	$ 167.0
Cash paid during the year for income tax, net	104.6	97.3	64.7
Property and equipment acquired during the year for capital lease obligations	4.3	0.7	5.4
Noncash Supplemental Disclosure			
Seller provided financing for the disposition of property, plant and equipment	12.2	—	—

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
VERTIV HOLDINGS CO
(Dollars in millions)

	Share Capital		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance as of December 31, 2019, as recasted [1]	118,261,955	$ —	$ 277.7	$ (1,000.6)	$ 18.1	$ (704.8)
Tax Receivable Agreement	—	—	(133.4)	—	—	(133.4)
Net income (loss)	—	—	—	(327.3)	—	(327.3)
Stock issuance	123,900,000	—	1,195.1	—	—	1,195.1
Merger recapitalization	86,249,750	—	179.4	—	—	179.4
Exercise of warrants [2]	13,612,907	—	260.4	—	—	260.4
Stock-based compensation	—	—	13.0	—	—	13.0
Dividend payment	—	—	—	(3.3)	—	(3.3)
Other merger adjustment	—	—	(0.4)	—	—	(0.4)
Other comprehensive loss, net of tax	—	—	—	—	33.4	33.4
Balance as of December 31, 2020	342,024,612	$ —	$ 1,791.8	$ (1,331.2)	$ 51.5	$ 512.1
Net income (loss)	—	—	—	119.6	—	119.6
Exercise of employee stock options	370,513	—	4.6	—	—	4.6
Stock comp activity, net of withholdings for tax [3]	620,570	—	15.8	—	—	15.8
Employee 401K match with Vertiv stock	357,344	—	8.2	—	—	8.2
Exercise of warrants [4]	9,346,822	—	176.0	—	—	176.0
Stock issuance related to acquisition [5]	23,081,996	—	601.1	—	—	601.1
Dividend payment	—	—	—	(3.8)	—	(3.8)
Other comprehensive income (loss), net of tax	—	—	—	—	(15.9)	(15.9)
Balance at December 31, 2021	375,801,857	$ —	$ 2,597.5	$ (1,215.4)	$ 35.6	$ 1,417.7
Net income (loss)	—	—	—	76.6	—	76.6
Exercise of employee stock options	202,724	—	3.1	—	—	3.1
Stock comp activity, net of withholdings for tax [6]	563,597	—	20.4	—	—	20.4
Employee 401K match with Vertiv stock	800,659	—	9.7	—	—	9.7
Dividend payment	—	—	—	(3.8)	—	(3.8)
Other comprehensive income (loss), net of tax	—	—	—	—	(81.8)	(81.8)
Balance at December 31, 2022	377,368,837	$ —	$ 2,630.7	$ (1,142.6)	$ (46.2)	$ 1,441.9

(1) The shares and earnings per share available to holders of the Company's common shares, prior to the Business Combination, have been recasted as shares reflecting the exchange ratio established in the Business Combination (1.0 Vertiv Holdings share to 118.261955 Vertiv Holdings Co shares).

(2) The exercise of Warrants includes $156.5 of cash received during the year ended December 31, 2020 for the exercise of Public Warrants and a reduction of warrant liabilities related to the exercise of the Warrants.

(3) Net stock compensation activity includes 943,164 vested shares offset by 322,594 shares withheld for taxes valued at $7.3 and stock-based compensation of $23.2.

(4) The exercise of warrants includes $107.5 of cash received for the exercise of Public Warrants.

(5) On November 1, 2021 the Company issued 23,081,996 shares valued at $601.1 for the acquisition of E&I.

(6) Net stock compensation activity includes 876,358 vested shares offset by 312,761 shares withheld for taxes valued at $4.3 and stock-based compensation of $24.7.

See accompanying Notes to Consolidated Financial Statement

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Dollars in millions except for per share data and as otherwise noted)

Description of Business

Vertiv Holdings Co ("Holdings Co", and together with its majority-owned subsidiaries, "Vertiv", "we", "our", or "the Company"), formerly known as GS Acquisition Holdings Corp ("GSAH"), provides mission-critical infrastructure technologies and life cycle services for data centers, communication networks, and commercial and industrial environments. Vertiv's offerings include power conditioning and uninterruptible power systems, thermal management, integrated data center control devices, software, monitoring, and service. Vertiv manages and reports results of operations for three business segments: Americas; Asia Pacific; and Europe, Middle East & Africa.

Holdings Co was originally incorporated in Delaware on April 25, 2016 as GSAH, a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 12, 2018, GSAH consummated its initial public offering (the "IPO") of 69,000,000 units (comprised of one share of Class A common stock and one-third of one redeemable warrant, with each whole warrant entitling the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (the "Public Warrants")), including 9,000,000 units issued pursuant to the exercise by the underwriters of their option to purchase additional units in full, at a price of $10.00 per unit, generating proceeds to GSAH of $690.0 before underwriting discounts and expenses. Simultaneously with the closing of the IPO, GSAH closed the private placement of an aggregate of 10,533,333 Warrants, each exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share (the "Private Placement Warrants" and, together with the Public Warrants, the "Warrants"), initially issued to GS DC Sponsor I LLC, a Delaware limited liability company, at a price of $1.50 per Private Placement Warrant, generating proceeds of $15.8.

On February 7, 2020 (the "Closing Date"), Vertiv Holdings Co consummated its previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of December 10, 2019 (the "Merger Agreement"), by and among GSAH, Vertiv Holdings, LLC, a Delaware limited liability company ("Vertiv Holdings"), VPE Holdings, LLC, a Delaware limited liability company (the "Vertiv Stockholder"), Crew Merger Sub I LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH ("First Merger Sub"), and Crew Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH ("Second Merger Sub"). As contemplated by the Merger Agreement, (1) First Merger Sub merged with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity (the "First Merger") and (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, Vertiv Holdings merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and renamed "Vertiv Holdings, LLC" (collectively with the First Merger and the other transactions contemplated by the Merger Agreement, the "Business Combination").

The aggregate merger consideration paid by GSAH in connection with the consummation of the Business Combination was approximately $1,526.2 (the "Merger Consideration"). The Merger Consideration was paid in a combination of cash and stock. The amount of cash consideration paid to the Vertiv Stockholder upon the consummation of the Business Combination was $341.6. The remainder of the consideration paid to the Vertiv Stockholder upon the consummation of the Business Combination was stock consideration ("Stock Consideration"), consisting of 118,261,955 newly-issued shares of our Class A common stock (the "Stock Consideration Shares"), which shares were valued at $10.00 per share for purposes of determining the aggregate number of shares of our Class A common stock payable to the Vertiv Stockholder as part of the Merger Consideration. In addition, the Vertiv Stockholder was entitled to receive additional future cash consideration with respect to the Business Combination in the form of amounts payable under a Tax Receivable Agreement, dated as of the Closing Date, by and between the Company and the Vertiv Stockholder (the "Tax Receivable Agreement"). See "Note 12 – Financial Instruments and Risk Management" to the Consolidated Financial Statements for additional information.

Concurrently with the execution of the Merger Agreement, Holdings Co entered into subscription agreements with certain investors and executive officers ("PIPE Investors"). The PIPE Investors subscribed for 123,900,000 shares of Class A common stock for an aggregate purchase price equal to $1,239.0 (the "PIPE Investment"). The Company used $1,464.0 of the proceeds from the Business Combination to pay down its existing debt. Acquisition-related transaction costs and related charges are not included as a component of consideration transferred but were charged against the proceeds from the PIPE Investment and the trust account.

In connection with the Business Combination, GSAH changed its name to Vertiv Holdings Co and changed the trading symbols for its units, each unit representing one share of Class A common stock and one-third of one redeemable Warrant to acquire one share of Class A common stock, that were issued in the IPO (less the number of units that have been separated into the underlying shares of Class A common stock and underlying Warrants (the "Public Warrants") upon the request of the holder thereof) (the "units"). Class A common stock and Public Warrants on the NYSE were changed from "GSAH.U," "GSAH" and "GSAH WS," to "VERT.U," "VRT" and "VRT WS," respectively. As a result of the Business Combination, Vertiv Holdings Co became the owner, directly or indirectly, of all of the assets of Vertiv and its subsidiaries, and the Vertiv Stockholder holds a portion of the Company's Class A common stock.

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with US GAAP. This determination was primarily based on post Business Combination relative voting rights, composition of the governing board, management, and intent of the Business Combination. Under this method of accounting, GSAH was treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Vertiv issuing stock for the net assets of GSAH, which primarily consisted of cash held in its trust account, accompanied by a recapitalization. The net assets of the Company were stated at historical cost, with no goodwill or other intangible assets recorded. Reported amounts from operations included herein prior to the Business Combination are those of Vertiv.

On November 1, 2021, the Company, through its wholly-owned subsidiaries Vertiv Holdings Ireland DAC, a private company limited by shares incorporated in Ireland and Vertiv International Holding Corporation, an Ohio corporation, acquired the shares of E&I Engineering Ireland Limited, a private company limited by shares incorporated in Ireland, and its affiliate Powerbar Gulf LLC (collectively, "E&I" and the "E&I Acquisition"). Reported amounts for the year ended December 31, 2021 and December 31, 2022 include the financial results for the period November 1, 2021 to December 31, 2021 and twelve months ended December 31, 2022, respectively. See "Note 2 - Acquisition" for more information related to the Acquisition of E&I.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries in which it has a controlling interest. All intercompany accounts and transactions have been eliminated in consolidation. The presentation of certain other prior period amounts includes the reclassification of intangible amortization expense, restructuring costs and net foreign currency (gain) loss into separate components within operating expenses to conform to the current period presentation. In addition certain prior year amounts have been reclassed to conform with current year presentation. The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the Company evaluates its estimates and assumptions based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions due to among other reasons, the continued uncertainty of general economic conditions due to the COVID-19 pandemic that has impacted, and may continue to impact, our sales channels, supply chain, manufacturing operations, workforce, or other key aspects of our operations.

The presentation of certain prior period amounts have been reclassified to conform with current year presentation. For the year ended December 31, 2021 and 2020, $159.9 and $240.1 of net sales and $114.8 and $135.6 of cost of sales from products were reclassified to services, respectively.

Revenue recognition

The Company recognizes revenue from the sale of manufactured products and services when control of promised goods or services are transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. The majority of the Company's sales agreements contain performance obligations satisfied at a point in time when control is transferred to the customer. Sales for service contracts, including installation, inventory with no alternative use and an enforceable right of payment upon customer termination and other discrete services, generally are recognized over time as the services are provided. Payments received in advance for service arrangements are recorded as deferred revenue and recognized in net sales when the revenue recognition criteria are met. Contract liabilities are recorded when customers remit contractual cash payments in advance of the Company satisfying performance obligations under contractual arrangements. Unbilled revenue is recorded when performance obligations have been satisfied, but the Company does not have present right to payment.

For agreements with multiple performance obligations, judgment is required to determine whether performance obligations specified in these agreements are distinct and should be accounted for as separate revenue transactions for recognition purposes. In these types of agreements we allocate sales price to each distinct obligation on a relative stand-alone selling price basis. The majority of revenue from arrangements with multiple performance obligations is recognized when tangible products are delivered, with smaller portions for associated installation and commissioning recognized shortly thereafter. Generally, contract duration is short term, and cancellation, termination or refund provisions apply only in the event of contract breach. These provisions have historically not been invoked.

Payment terms vary by the type and location of the customer and the products or services offered. Revenue from our sales have not been adjusted for the effects of a financing component as we expect that the period between when we transfer control of the product and when we receive payment to be one year or less. Sales, value add, and other taxes collected concurrent with revenue are excluded from sales. The Company records amounts billed to customers for shipping and handling in a sales transaction as revenue. Shipping and handling costs are treated as fulfillment costs and are included in costs of sales.

The Company records reductions to sales for prompt payment discounts, customer and distributor incentives including rebates, and returns at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Returns are estimated at the time of the sale primarily based on historical experience and recorded gross on the consolidated balance sheet.

Sales commissions are expensed when the amortization period is less than a year and are generally not capitalized as they are typically earned at the completion of the contract when the customer is invoiced or when the customer pays Vertiv. We typically offer warranties that are consistent with standard warranties in the jurisdictions where we sell our goods and services. Our warranties are generally assurance type warranties for which we promise that our goods and services meet contract specifications. In limited circumstances, we sell warranties that extend the warranty coverage beyond the standard coverage offered on specific products. Sales for these separately-priced warranties are recorded based on their stand-alone selling price and are recognized as revenue over the length of the warranty period.

Foreign Currency Translation

The functional currency for substantially all of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income (loss). Transactions denominated in currencies other than the subsidiaries' functional currencies are subject to changes in exchange rates with resulting gains/losses recorded in net earnings (loss).

Cash and Cash Equivalents

Cash and cash equivalents are reflected on the Consolidated Balance Sheets and consist of highly liquid investments with original maturities of three months or less.

The following table provides a reconciliation of the amount of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets. Restricted cash represents amounts held in an escrow account related to payment of specific tax indemnities and cash collateral for bank guarantees.

	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 260.6	$ 439.1	$ 534.6
Restricted cash included in other current assets	12.6	8.0	8.0
Total cash, cash equivalents, and restricted cash	$ 273.2	$ 447.1	$ 542.6

Accounts Receivable and Allowance for Credit Losses

The Company's accounts receivable are derived from customers located in the U.S. and numerous foreign jurisdictions. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company establishes an allowance for credit losses on receivable based on historical experience and any specific customer collection issues that the Company has identified. Write-offs are recorded against the allowance for credit losses when all reasonable efforts for collection have been exhausted.

The change in the sales returns and allowances and allowance for credit losses is as follows:

	Year Ended December 31,					
		2022		2021		2020
Beginning balance	$	46.5	$	55.5	$	52.0
Provision charged to expense		56.7		34.7		47.5
Deductions		(35.9)		(43.7)		(44.0)
Ending balance	$	67.3	$	46.5	$	55.5

Inventories

Inventories are stated at the lower of cost, using the first-in, first-out method, or net realizable value and the majority is valued based on standard costs. The remainder is valued based on average actual costs. Standard costs are revised at the beginning of each fiscal year. The impact from annually resetting standards, as well as operating variances incurred throughout the year, are allocated to inventories and recognized in cost of sales as product is sold.

The following are the components of inventory:

	December 31, 2022		December 31, 2021	
Inventories				
Finished products	$	276.5	$	236.5
Raw materials		377.2		274.8
Work in process		168.3		105.0
Total inventories	$	822.0	$	616.3

The change in inventory obsolescence is as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
Beginning balance	$	56.2	$	64.1	$	59.7
Provision charged to expense		30.1		15.7		23.4
Write-offs and other		(30.3)		(23.6)		(19.0)
Ending balance	$	56.0	$	56.2	$	64.1

Fair Value Measurement

Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. The carrying value approximates fair value for cash and cash equivalents, accounts receivable and accounts payable because of the relatively short-term maturity of these instruments.

Debt Issuance Costs, Premiums and Discounts

Debt issuance costs, premiums and discounts are amortized into interest expense over the terms of the related loan agreements using the effective interest method or other methods which approximate the effective interest method. Debt issuance costs related to a recognized debt liability are presented on the balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with discounts.

Property, Plant and Equipment and Definite Lived Intangible Assets

The Company records investments in land, buildings, and machinery and equipment at cost, which includes the then fair values of assets acquired in business combinations. Depreciation is computed principally using the straight-line method over estimated service lives, which are 30 to 40 years for buildings and 10 to 12 years for machinery and equipment. The Company's definite lived identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over their estimated useful lives. Definite lived identifiable intangibles consist of intellectual property such as patented and unpatented technology and trademarks, customer relationships and capitalized software. Definite lived identifiable intangible assets are also subject to evaluation for potential impairment if events or circumstances indicate the carrying value may not be recoverable. Long-lived tangible and intangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on estimated fair values if the sum of expected future undiscounted cash flows of the related assets is less than the carrying values.

Following are the components of property, plant and equipment:

Property, plant and equipment, net	December 31, 2022	December 31, 2021
Machinery and equipment	$ 405.4	$ 373.6
Buildings	312.4	304.8
Land	41.0	42.1
Construction in progress	41.5	34.8
Property, plant and equipment, at cost	800.3	755.3
Less: Accumulated depreciation	(310.9)	(266.0)
Property, plant and equipment, net	$ 489.4	$ 489.3

Goodwill

Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Goodwill represents the excess of consideration paid over the net assets acquired and is assigned to the reporting unit that acquires the business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business is prepared and regularly reviewed by segment management. The Company conducts annual impairment tests of goodwill in the fourth quarter or more frequently if events or circumstances indicate a reporting unit's fair value may be less than its carrying value. If an initial assessment indicates it is more likely than not goodwill may be impaired, it is evaluated by comparing the reporting unit's estimated fair value to its carrying value. If its carrying value exceeds its estimated fair value, goodwill impairment is recognized to the extent that the carrying value exceeds the fair value of the reporting unit. Estimated fair values of the reporting unit are Level 3 measures and are developed using a weighting of the discounted cash flow approach, the comparable public company approach and the comparable acquisition approach.

Finite-lived Intangible assets

Finite-lived intangible assets principally consist of certain customer relationships, developed technology, capitalized software and trademarks. These intangible assets are amortized on a straight-line basis over their estimated useful lives. The cost of customer relationships is amortized principally over 10 to 13 years, developed technology over 5 to 10 years, capitalized software over 5 years, and trademarks over 5 to 10 years. The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company monitors these changes and events on at least a quarterly basis.

Other indefinite-lived intangible assets

Indefinite lived intangible assets consist of certain trademarks which are also evaluated annually for impairment or upon the occurrence of a triggering event. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, the asset is written down to its fair value and the amount of the write down is the impairment charge. Similar to its annual assessment for goodwill, the Company performs a quantitative test for impairment.

When a quantitative analysis is performed, the Company tests these assets using a "relief-from-royalty" valuation method to determine the fair value. Significant assumptions inherent in the valuation methodologies include, but are not limited to, future projected business results, growth rates, the discount rate for a market participant, and royalty rates.

Product Warranties

Warranties generally extend for one to two years from the date of sale. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales, adjusted for specific issues that may arise.

Product warranty expense is approximately one percent of product sales and the product warranty accrual is reflected in accrued expenses on the Consolidated Balance Sheets.

The change in product warranty accrual is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Beginning balance	$ 30.0	$ 36.5	$ 43.3
Provision charge to expense	16.0	16.6	27.8
Paid/utilized	(20.4)	(23.1)	(34.6)
Ending balance	$ 25.6	$ 30.0	$ 36.5

Public and Private Placement Warrants

As part of the IPO on June 12, 2018, GSAH issued to third party investors 69,000,000 units, consisting of one share of Class A common stock and one-third of one Public Warrant, at a price of $10.00 per unit. Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share.

Simultaneously with the closing of the IPO, GSAH closed the private placement of an aggregate of 10,533,333 Warrants, each exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share (the "Private Placement Warrants" and, together with the Public Warrants, the "Warrants"), initially issued to GS DC Sponsor I LLC, a Delaware limited liability company (our "Sponsor"), at a price of $1.50 per Private Placement Warrant, generating proceeds of $15.8. Each Private Placement Warrant allows the sponsor to purchase one share of Class A common stock at $11.50 per share.

Subsequent to the Business Combination, 9,387,093 Public Warrants and 10,533,333 Private Placement Warrants were outstanding as of December 31, 2020. On January 19, 2021, the Company redeemed the outstanding Public Warrants in full, and the units and the Public Warrants were subsequently delisted from NYSE.

The Private Placement Warrants are exercisable on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by such holders on the same basis as the Public Warrant.

We evaluated the Public and Private Placement Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity's Own Equity, and concluded that they do not meet the criteria to be classified in stockholders' equity. The Warrants are classified as a liability at fair value on the Company's Consolidated Balance Sheet at December 31, 2022 and 2021, respectively, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company's Consolidated Statements of Earnings (Loss). The Warrants are deemed equity instruments for income tax purposes, and accordingly, there is no tax accounting relating to changes in the fair value of the Warrants recognized.

Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Placement Warrants were valued using a Black-Sholes-Merton pricing model as described in "Note 12 - Financial Instruments and Risk Management" to the Consolidated Financial Statements. The changes in the fair value of the Warrants may be material to our future operating results.

Derivative Instruments and Hedging Activities

In the normal course of business, the Company is exposed to changes in foreign currency exchange rates and commodity prices due to its worldwide presence and business profile. The Company's foreign currency exposures relate to transactions denominated in currencies that differ from the functional currencies of its subsidiaries. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company's risk management strategy, derivative instruments can be selectively used in an effort to minimize the impact of these exposures. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is less than one year.

All derivatives are accounted for under ASC 815, *Derivatives and Hedging*, and recognized at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in equity and recognized when the underlying transaction impacts earnings. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to the revaluation of certain foreign-currency denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the Consolidated Statements of Earnings (Loss) immediately.

The Company may enter into net investment hedges of their foreign subsidiaries. The Company utilizes intercompany foreign currency denominated debt to hedge its investment in certain foreign subsidiaries and affiliates. Realized and unrealized translation adjustments from these hedges are included in the Consolidated Statements of Shareholders' Equity (Deficit) in the foreign currency translation adjustment of "Foreign currency (gain) loss, net" which offsets the translation adjustments on the underlying assets of foreign subsidiaries also recorded in "Other Comprehensive income (loss), net of tax".

The Company designated certain interest rate swaps with a notional amount of $1,000.0 as cash flow hedges until the maturity of the Term Loan Credit Agreement in 2027. The Company uses interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2022 and 2021 interest rate swap agreements designated as cash flow hedges effectively swapped a notional amount of $1,000.0, of LIBOR based floating rate debt for fixed rate debt. See "Note 12 – Financial instruments and Risk Management" for additional information.

As of December 31, 2022 and 2021 no outstanding currency and commodity hedges received deferral accounting treatment. Accordingly, the Company recognized mark-to-market gains (losses) of $(0.4), $0.6, and $0.9, for the years ended December 31, 2022, 2021, and 2020 respectively, within "Other operating expense (income)" in the Consolidated Statements of Earnings (Loss). The fair values of the outstanding hedge instruments were measured using valuations based upon quoted prices for similar assets and liabilities in active markets (Level 2) and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of ASC 740 by jurisdiction on a legal entity by legal entity basis. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are measured using enacted rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact of a change in income tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The tax carryforwards reflected in the Company's Consolidated Financial Statements have been determined using the separate return method. The tax carryforwards include net operating losses and tax credits.

The Company's extensive operations and the complexity of global tax regulations require assessments of uncertainties in estimating the taxes the Company will ultimately pay. The Company recognizes liabilities for anticipated tax audit uncertainties in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due.

ASC 740-30-25-18 provides guidance that U.S. companies do not need to recognize tax effects on outside basis differences that are indefinitely reinvested. As of December 31, 2022 and 2021, the Company has provided for U.S. federal income taxes, foreign withholding and other taxes on outside basis differences in certain foreign subsidiaries that are not indefinitely reinvested. Certain earnings of foreign affiliates continue to be indefinitely reinvested, but determining the impact was not practicable due to interaction with other tax laws and regulations in the year of inclusion.

Commitments and Contingencies

Certain conditions may exist as of the date of the financial statements which may result in a loss to the Company, but will only be resolved when one or more future events occur or fail to occur. Such liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when the Company assesses that it is probable that a future liability has been incurred and the amount can be reasonably estimated. Recoveries of costs from third parties, which the Company assesses as being probable of realization, are recorded to the extent of related contingent liabilities accrued. Legal costs incurred in connection with matters relating to contingencies are expensed in the period incurred. The Company records gain contingencies when realized.

Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04: Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). This ASU provides optional expedients and exceptions to ease the potential burden in accounting for contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued as part of reference rate reform. The amendments became effective March 12, 2020 and can generally be applied through December 31, 2024.

As further described in "Note 6 - Debt" the ABL Revolving Credit Facility was amended on September 20, 2022 and the interest rate benchmark for currently outstanding and future revolving loans was converted from LIBOR to SOFR (with a 10 basis points credit spread adjustment for all available tenors), EURIBOR and SONIA, as applicable. As the amendment was contemporaneous with changes to terms other than those related to the replacement of the LIBOR reference rate, the Company did not apply the optional expedients within the standard.

The Company also intends to transition our Term Loan due 2027 and our interest rates swaps to another reference rate prior to the discontinuance of LIBOR. The Company does not expect the adoption of this ASU to have a material impact on its Consolidated Financial Statements.

(2) ACQUISITION

On September 8, 2021, the Company entered into a sale and purchase agreement to acquire E&I. The E&I Acquisition closed on November 1, 2021. Under the terms of the sale and purchase agreement, total consideration was $1,770.4, net of $10.3 of cash acquired. The gross consideration of $1,780.7, consisted of $1,168.7 in cash, approximately $601.1 of Company common stock, equating to 23.1 million shares of Vertiv common stock, $7.4 of contingent consideration and $3.5 of other adjustments. The Company was obligated to pay up to $200.0 of additional cash consideration if E&I achieved certain EBITDA targets for the year ended December 31, 2022. As of December 31, 2022, the value of the contingent earnout was zero based on E&I's EBITDA results for the year ended December 31, 2022. As of December 31, 2021, the fair value of the contingent consideration related to the EBITDA targets was $3.7. The change in the fair value of the contingent consideration is recorded within "Other operating expense (income)" on the Consolidated Statements of Earnings (Loss).

E&I is a leading independent provider of switchgear, busway and modular power units serving data center and C&I customers in Europe, Middle East, and America. The combination is expected to broaden our power infrastructure portfolio, expand our services opportunities by providing additional upfront project start-up and ongoing maintenance services, enable us to offer complete integrated power and modular solutions. Additionally, this acquisition strengthens our participation with large customers as well as gain new customers, including Hyperscale cloud providers, as we have an expanded portfolio of products and services to offer customers more flexible and scalable power deployment options.

The Company accounted for the acquisition of E&I using the acquisition method of accounting. Assets acquired and liabilities assumed have been recorded based on their fair values, and as a result, the estimates and assumptions are subject to change. The Company has finalized the valuations to determine the final purchase price allocation including the final working capital adjustments, amounts allocated to intangible assets, the allocation of fair value to its foreign jurisdictions, and recording the tax effects of the E&I Acquisition.

The following is the final purchase price allocation of assets acquired and liabilities assumed related to the E&I acquisition:

	Preliminary Allocation	Adjustments	Final Allocation
Accounts receivable	$ 87.7	$ —	$ 87.7
Inventories	50.1	—	50.1
Other current assets	15.7	—	15.7
Property, plant and equipment	87.1	—	87.1
Goodwill	748.2	4.5	752.7
Other intangible assets	1,004.2	—	1,004.2
Other assets	10.4	—	10.4
Accounts payable	33.9	—	33.9
Accrued expenses and other liabilities	50.0	1.0	51.0
Deferred income taxes	129.8	(1.5)	128.3
Other long-term liabilities	24.3	—	24.3
Net assets acquired and liabilities assumed	$ 1,765.4	$ 5.0	1,770.4

The following table represents the definite lived intangible assets acquired, the final fair values and respective useful lives:

	Useful Life	Fair Value
Customer relationships	15 to 16 years	$ 731.6
Developed technology	13 years	180.7
Trademarks	15 to 16 years	52.3
Backlog	1 year	39.6
Total intangible assets		$ 1,004.2

The Company used the multi-period excess earnings method to value the customer relationship intangible assets and the relief from royalty method to value the developed technology intangible assets. The significant assumptions used to estimate the fair value of customer relationships included forecasted earnings before interest, taxes, and amortization, customer attrition rates and a discount rate. The significant assumptions used to estimate the fair value of developed technology included the forecasted revenues, royalty rates and a discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions. The estimated weighted-average useful lives was 14.2 years for finite lived intangible assets.

Goodwill was calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of net assets recognized for E&I, and represents the future economic benefits, including synergies, and assembled workforce, that are expected to be achieved as a result of the consummation of the acquisition of E&I. The goodwill arising from the acquisition is not expected to be deductible for tax purposes. As of the E&I Acquisition closing date, goodwill of $273.6 and $479.1 has been allocated to the America's and the Europe, Middle East and Africa segments, respectively. Refer to "Note 5 - Goodwill and Other Intangibles" for additional information about goodwill and other intangible assets.

For the year ended December 31, 2021, E&I net sales were $67.4 which are included in "Net sales" and operating loss from the acquisition were $10.0 included in "Income (loss) before income taxes, net" on the Consolidated Statement of Earnings (Loss).

Pro Forma Financial Information

In accordance with ASC 805 Business Combination, the following unaudited pro forma results of operations for the year ended December 31, 2021 and 2020, respectively, assumes the E&I business combination was completed on January 1, 2020. The following pro forma results include adjustments to reflect acquisition related costs, additional interest expense and amortization of debt issuance costs, accounting policies applied to E&I after the business combination, amortization of intangibles associated with the business combination and the effects of adjustments made to the carrying value of certain assets.

Unaudited proforma information	Year Ended December 31, 2021	Year Ended December 31, 2020
Net sales	$ 5,323.9	$ 4,814.1
Net income (loss)	76.7	(380.0)

The unaudited pro forma results contain adjustments to give effect to pro forma events that are directly attributable to the business transaction, factually supportable, and expected to have a continuing impact on the combined results. Pro forma data may not be indicative of the results that would have been obtained had the acquisition occurred at the beginning of the periods presented, nor is it intended to be a projection of future results. Additionally, the pro forma financial information does not reflect the costs which the Company has incurred or may incur to integrate the acquired business.

(3) REVENUE

The Company recognizes revenue from the sale of manufactured products and services when control of promised goods or services are transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Critical infrastructure & solutions

The Company identifies delivery of products as performance obligations within the critical infrastructure & solutions offering. Such products include AC and DC power management, thermal management, integrated modular solutions, as well as hardware for managing IT equipment. The Company generally satisfies these performance obligations and recognizes revenue for these products at a point in time when control has transferred to the customer. The transfer of control generally occurs when the product has been shipped or delivery has occurred, depending on shipping terms.

For customized products that the customer controls at the customer's site while the Company builds and customizes the product, the Company recognizes revenue over time because the customer obtains control of the asset as it is built. For these products, the Company uses an input method to recognize revenue based on costs incurred relative to total estimated project costs as this represents the most faithful measure of the goods transferred to the customer.

Services & spares

Services include preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and digital critical infrastructure software. Services are generally recognized as the services are provided, or straight-line for stand-ready contracts, because the customer simultaneously receives and consumes the benefit as we perform the services. The Company recognizes revenue for software applications at a point in time upon transfer of the software and monitoring services are recognized over time.

Integrated rack solutions

Performance obligations within integrated rack solutions include the delivery of racks, rack power, rack power distribution, rack thermal systems, and configurable integrated solutions. For these performance obligations, the Company recognizes revenue at a point in time based on when transfer of control occurs.

Disaggregation of Revenues

The following table disaggregates revenue by business segment, product and service offering and timing of transfer of control:

		Year Ended December 31, 2022		
	Americas	Asia Pacific	Europe, Middle East, & Africa	Total
Sales by Product and Service Offering:				
Critical infrastructure & solutions	$ 1,608.4	$ 949.3	$ 917.6	$ 3,475.3
Services & spares	754.6	441.7	284.3	1,480.6
Integrated rack solutions	365.6	210.3	159.7	735.6
Total	$ 2,728.6	$ 1,601.3	$ 1,361.6	$ 5,691.5
Timing of revenue recognition:				
Products and services transferred at a point in time	$ 1,925.0	$ 1,242.6	$ 985.7	$ 4,153.3
Products and services transferred over time	803.6	358.7	375.9	1,538.2
Total	$ 2,728.6	$ 1,601.3	$ 1,361.6	$ 5,691.5

		Year Ended December 31, 2021		
	Americas	Asia Pacific	Europe, Middle East, & Africa	Total
Sales by Product and Service Offering: [1]				
Critical infrastructure & solutions	$ 1,189.6	$ 971.7	$ 739.1	$ 2,900.4
Services & spares	705.1	421.5	312.1	1,438.7
Integrated rack solutions	292.7	215.8	150.5	659.0
Total	$ 2,187.4	$ 1,609.0	$ 1,201.7	$ 4,998.1
Timing of revenue recognition:				
Products and services transferred at a point in time	$ 1,514.6	$ 1,304.3	$ 1,019.5	$ 3,838.4
Products and services transferred over time	672.8	304.7	182.2	1,159.7
Total	$ 2,187.4	$ 1,609.0	$ 1,201.7	$ 4,998.1

[1] For the year ended December 31, 2021, E&I sales from November 1, 2021 to December 31, 2021 of $21.7 and $45.7 are included in Americas; and Europe, Middle East & Africa reportable segments, respectively.

		Year Ended December 31, 2020		
	Americas	Asia Pacific	Europe, Middle East, & Africa	Total
Sales by Product and Service Offering:				
Critical infrastructure & solutions	$ 1,074.2	$ 830.7	$ 529.7	$ 2,434.6
Services & spares	662.6	366.3	288.2	1,317.1
Integrated rack solutions	303.8	171.4	143.7	618.9
Total	$ 2,040.6	$ 1,368.4	$ 961.6	$ 4,370.6
Timing of revenue recognition:				
Products and services transferred at a point in time	$ 1,418.9	$ 1,078.5	$ 751.9	$ 3,249.3
Products and services transferred over time	621.7	289.9	209.7	1,121.3
Total	$ 2,040.6	$ 1,368.4	$ 961.6	$ 4,370.6

The opening and closing balances of current and long-term contract liabilities and current and long-term deferred revenue are as follows:

	Balances at December 31, 2022	Balances at December 31, 2021
Deferred revenue - current [1]	$ 309.4	$ 238.9
Deferred revenue - noncurrent [2]	49.5	59.9
Other contract liabilities - current [1]	49.3	52.1

(1) Current deferred revenue and contract liabilities are included within "Accrued expenses and other liabilities" on the Consolidated Balance Sheets.
(2) Noncurrent deferred revenue is recorded within "Other long-term liabilities" on the Consolidated Balance Sheets.

Deferred revenue - noncurrent consists primarily of maintenance, extended warranty and other service contracts. The Company expects to recognize revenue of $26.6, $13.2 and $9.7 in the years ending December 31, 2024, 2025, and thereafter, respectively.

(4) RESTRUCTURING COSTS

Restructuring costs include expenses associated with the Company's efforts to continually improve operational efficiency and reposition its assets to remain competitive on a worldwide basis. Plant closing and other costs include lease and contract termination costs of moving fixed assets, employee training, relocation, and facility costs. These costs are recorded in "Restructuring costs" on the Consolidated Statements of Earnings (Loss).

During 2020, the Company commenced a multi-year restructuring program to align its cost structure to support margin expansion targets. The program includes workforce reductions and footprint optimization across all segments. Restructuring charges expected to be recognized are estimated to be approximately $100.0 for the entire program. The current liability and non-current liability for estimated restructuring costs is recorded in "Accrued expenses and other liabilities" and "Other long-term liabilities", respectively, on the Consolidated Balance Sheets.

The change in the current liability for restructuring costs for the year ended December 31, 2022 were as follows:

	December 31, 2021	Paid/Utilized	Expense	December 31, 2022
Severance and benefits	$ 33.8	$ (16.7)	$ (1.8)	$ 15.3
Plant closing and other	0.2	(2.6)	2.5	0.1
Total	$ 34.0	$ (19.3)	$ 0.7	$ 15.4

The change in the current liability for restructuring costs for the year ended December 31, 2021 were as follows:

	December 31, 2020	Paid/Utilized	Expense	December 31, 2021
Severance and benefits	$ 68.9	$ (31.8)	$ (3.3)	$ 33.8
Plant closing and other	0.4	(4.9)	4.7	0.2
Total	$ 69.3	$ (36.7)	$ 1.4	$ 34.0

The change in the current liability for restructuring costs for the year ended December 31, 2020 were as follows:

	December 31, 2019	Paid/Utilized	Expense	December 31, 2020
Severance and benefits	$ 21.6	$ (23.2)	$ 70.5	$ 68.9
Plant closing and other	0.6	(3.6)	3.4	0.4
Total	$ 22.2	$ (26.8)	$ 73.9	$ 69.3

Restructuring expense by business segment were as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Americas	$ 1.9	$ 4.0	$ 15.5
Asia Pacific	(1.7)	3.1	10.4
Europe, Middle East & Africa[1]	0.7	(7.1)	42.7
Corporate	(0.2)	1.4	5.3
Total	$ 0.7	$ 1.4	$ 73.9

(1) During 2021, a previously recorded restructuring reserve was relieved due to the sale of a heavy industrial UPS business, refer to "Note 5 - Goodwill and Other Intangibles" for more information.

(5) GOODWILL AND OTHER INTANGIBLES

The change in the carrying value of goodwill by segment follows:

	Americas	Asia Pacific	Europe, Middle East & Africa	Total
Balance, December 31, 2020	$ 359.2	$ 50.6	$ 197.4	$ 607.2
E&I Acquisition[1]	273.4	—	474.8	748.2
Foreign currency translation and other	(0.6)	0.3	(16.3)	(16.6)
Impairment[2]	—	—	(8.7)	(8.7)
Balance, December 31, 2021	$ 632.0	$ 50.9	$ 647.2	$ 1,330.1
E&I Acquisition[3]	0.2	—	4.3	4.5
Foreign currency translation and other	2.1	(3.8)	(48.2)	(49.9)
Balance, December 31, 2022	$ 634.3	$ 47.1	$ 603.3	$ 1,284.7

(1) For more information on the E&I Acquisition, refer to "Note 2 - Acquisition".
(2) Impairment is related the sale of a heavy industrial UPS business, see additional details below.
(3) Adjustment to purchase price allocation on the E&I Acquisition, refer to "Note 2 - Acquisition".

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

As of December 31, 2022	Gross	Accumulated Amortization	Net
Customer relationships	$ 1,741.8	$ (573.8)	$ 1,168.0
Developed technology	483.4	(215.9)	267.5
Capitalized software	104.7	(68.7)	36.0
Trademarks	87.1	(31.9)	55.2
Backlog	35.9	(35.9)	—
Total finite-lived identifiable intangible assets	$ 2,452.9	$ (926.2)	$ 1,526.7
Indefinite-lived trademarks	289.4	—	289.4
Total intangible assets	$ 2,742.3	$ (926.2)	$ 1,816.1

As of December 31, 2021	Gross	Accumulated Amortization	Net
Customer relationships	$ 1,824.8	$ (453.7)	$ 1,371.1
Developed technology	508.1	(177.0)	331.1
Capitalized software	95.5	(53.7)	41.8
Trademarks	90.6	(24.3)	66.3
Backlog	39.6	(6.9)	32.7
Total finite-lived identifiable intangible assets	$ 2,558.6	$ (715.6)	$ 1,843.0
Indefinite-lived trademarks	295.2	—	295.2
Total intangible assets	$ 2,853.8	$ (715.6)	$ 2,138.2

Total intangible asset amortization expense for the years ended December 31, 2022, 2021 and 2020, was $230.4, $157.9, and $142.8, respectively.

Based on intangible asset balances as of December 31, 2022, expected amortization expense is as follows:

2023	2024	2025	2026	2027
$ 193.1	$ 193.0	$ 193.0	$ 183.4	$ 151.8

Asset Impairment

In October 2021, the Company entered into an agreement for approximately 20.0 EUR ($21.7 USD) in cash proceeds for the sale of a heavy industrial UPS business within the Europe, Middle East & Africa segment. As a result of the disposition, the Company adjusted the business to the current fair value, less expected costs to sell, and recorded an $8.7 impairment in "Asset impairments" in the Consolidated Statements of Earnings (Loss). On December 21, 2021, the sale of the heavy industrial UPS business was finalized, which resulted in no additional impairment.

During the year ended December 31, 2020, management changed its strategy on the ERP platform that was being implemented in the Americas segment. As a result, the Company recognized a write-off of approximately $12.3, consisting primarily of capitalized software costs, which is recorded as a corporate expense, within "Asset impairments" in the Consolidated Statement of Earnings (Loss).

During the year ended December 31, 2020, in connection with the restructuring program, management determined a certain product line in the Americas segment to be non-core to the business. As a result, the Company recognized an impairment charge of $8.7, consisting primarily of developed technology and trademarks, which is recorded in "Asset impairments" in the Consolidated Statement of Earnings (Loss).

Annual Goodwill Impairment Analysis

The Company performed a quantitative impairment test for all of its reporting units with goodwill during the fourth quarter of 2022. The discounted cash flow approach, the comparable public company approach and the comparable acquisition approach were used to estimate the fair value of each reporting unit using a weighting of 40%, 40% and 20%, respectively. The discounted cash flow model requires several estimates and assumptions including future sales growth, earnings before interest, taxes, depreciation, and amortization (or "EBITDA") margins, capital expenditures, a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the years forecasted by the reporting units) for each reporting unit. The comparable public company and comparable acquisition approaches require several assumptions including EBITDA multiples for comparable companies and transactions that operate in the same markets as our reporting units. The estimated fair value of all reporting units was in excess of its respective carrying value, which resulted in a conclusion that no impairment existed for the year ended December 31, 2022.

(6) DEBT

Long-term debt, net of current portion, consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Term Loan due 2027 at 6.89% and 2.84% at December 31, 2022 and 2021, respectively	$ 2,139.8	$ 2,161.7
Senior Secured Notes due 2028 at 4.125% at both December 31, 2022 and 2021, respectively	850.0	850.0
ABL Revolving Credit Facility	235.0	—
Unamortized discount and issuance costs	(33.9)	(39.4)
	3,190.9	2,972.3
Less: Current Portion	(21.8)	(21.8)
Total long-term debt, net of current portion	$ 3,169.1	$ 2,950.5

Contractual maturities of the Company's debt obligations as of December 31, 2022 are shown below:

2023	$ 21.8
2024	21.8
2025	256.8
2026	21.8
2027	2,052.6
Thereafter	850.0
Total	$ 3,224.8

Redemption of Prior Notes

On January 31, 2020, the Company commenced a process to refinance or otherwise modify its indebtedness. In connection with these refinancing transactions, the Company called all of Vertiv Intermediate Holding Corporation's $500.0 of 12.00%/13.00% Senior PIK Toggle Notes due 2022 (the "2022 Senior Notes"), Vertiv Group's $750.0 of 9.250% Senior Notes due 2024 ("2024 Senior Notes") and Vertiv Group's $120.0 of 10.00% Senior Secured Second Lien Notes due 2024 (the "2024 Senior Secured Notes" and, collectively with the 2022 Senior Notes and 2024 Senior Notes, the "Prior Notes") for conditional redemption on March 2, 2020, in accordance with the respective indentures. A total of $0.5 principal amount of 2024 Senior Notes had been previously tendered pursuant to the change of control offer made in connection with the Business Combination and were repurchased on February 7, 2020. The remaining balance of the Prior Notes was redeemed in full on March 2, 2020.

Prior Term Loan Repayment

On March 2, 2020, the Company completed the refinancing by entering into (i) Amendment No. 5 to the ABL Revolving Credit Agreement, by and among, inter alia, Vertiv Group Corporation, a Delaware corporation ("Vertiv Group" or the "Borrower") and other Borrowers (as defined herein) party thereto, the other Credit Parties (as defined therein) party thereto, JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "ABL Agent"), and the Lenders party thereto (the "Fifth Amendment" and, the ABL Revolving Credit Agreement as amended by the Fifth Amendment, and as further amended by Amendment No. 6 to the Revolving Credit Agreement, dated as of September 20, 2022, and the Amendment No. 7 to the Revolving Credit Agreement, dated as of September 20, 2022, "ABL Revolving Credit Facility"), which Fifth Amendment extended the maturity of, and made certain other modifications to, the ABL Revolving Credit Agreement, and (ii) a new Term Loan Credit Agreement, by and among, Holdings, the Borrower, various financial institutions from time to time party thereto (the "Term Lenders"), and Citibank, N.A., as administrative agent (in such capacity, the "Term Agent") (the "Term Loan Credit Agreement"), which Term Loan Credit Agreement provided for a $2,200.0 senior secured term loan (the "Term Loan"), the proceeds of which were used, together with certain borrowings under the ABL Revolving Credit Facility, to repay or redeem, as applicable, in full certain existing indebtedness and to pay certain fees and expenses as further set forth below (the "Term Loan Facility", and together with the ABL Revolving Credit Facility, the "Senior Secured Credit Facilities"). The refinancing transactions resulted in a reduction of the Company's debt service requirements going forward and an extension of the maturity profile of the Company's indebtedness.

On the Closing Date and prior to the completion of the refinancing transactions, the Company used a portion of the proceeds from the Business Combination, including the PIPE Investment, to repay $176.0 of the outstanding indebtedness under the Prior Asset-Based Revolving Credit Agreement and approximately $1,285.9 of the outstanding indebtedness under the Prior Term Loan Facility (as defined herein).

In connection with the repayment from the Business Combination and the subsequent refinancing transactions, we recognized a $99.0 write-off of deferred financing fees and a $75.0 early redemption premium on Prior Notes (as defined herein). The write-off and early redemption premium are recorded in Loss on extinguishment of debt in the consolidated statement of earnings (loss).

Term Loan due 2027

Subject to certain conditions and without consent of the then-existing Term Lenders (but subject to the receipt of commitments), the Borrower may incur additional loans under the Term Loan Credit Agreement (as an increase to the Term Loan or as one or more new tranches of term loans) ("Incremental Term Loans") in an aggregate principal amount of up to the sum of (a) the greater of $325.0 and 60.0% of Consolidated EBITDA (as defined in the Term Loan Credit Agreement), *plus* (b) an amount equal to all voluntary prepayments, repurchases and redemptions of *pari passu* term loans borrowed under the Term Loan Credit Agreement and of certain other *pari passu* indebtedness incurred outside the Term Loan Credit Agreement utilizing capacity that would otherwise be available for Incremental Term Loans, *plus* (c) an unlimited amount, so long as on a *pro forma basis* after giving effect thereto, (i) with respect to indebtedness secured by the Collateral (as defined below) on a *pari passu* basis with the Term Loan, the Consolidated First Lien Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed 3.75:1.00 and (ii) with respect to indebtedness incurred outside of the Term Loan Credit Agreement and secured by the Collateral on a junior basis with the Term Loan or that is unsecured, the Consolidated Total Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed either (A) 5.25:1.00 or (B) if such indebtedness is incurred in connection with a permitted acquisition or other permitted investment, the Consolidated Total Net Leverage Ratio in effect immediately prior to the consummation of such transaction (the amounts referred to in clauses (a), (b) and (c), collectively, the "Incremental Amount"). Subject to certain conditions, the Borrower may incur additional indebtedness outside of the Term Loan Credit Agreement using the then-available Incremental Amount in lieu of Incremental Term Loans.

The Term Loan amortizes in equal quarterly installments in an amount equal to 1.00% per annum of the initial principal amount, which amortization payments commenced on June 30, 2020. The interest rate applicable to the Term Loan is, at the Borrower's option, either (a) the base rate (which is the highest of (i) the prime rate of Citibank, N.A. on such day, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal funds and overnight LIBOR, in each case, *plus* 0.50%, (iii) LIBOR for a one month interest period, *plus* 1.00% and (iv) 1.00%), *plus* 2.00% or (b) one-, three- or six-month LIBOR or, if agreed by all Term Lenders, 12-month LIBOR or, if agreed to by the Term Agent, any shorter period (selected at the option of the Borrower), *plus* 3.00%. Additionally, concurrent with entering into the Term Loan Credit Agreement, Vertiv Group entered into interest rate swap agreements with a notional amount of $1,000.0. The swap transactions exchange floating rate interest payments for fixed rate interest payments on the notional amount to reduce interest rate volatility. The borrowing rate of the Term Loan as of December 31, 2022 and 2021 was 6.89% and 2.84%, respectively.

On March 10, 2021, pursuant to a repricing amendment, the interest rate margin decreased to 2.75% in respect of Term Loans bearing interest based on the LIBOR rate and to 1.75% in respect of Term Loans bearing interest based on the base rate as described above. The Company recognized a loss on the extinguishment of debt of $0.4 related to the interest rate decrease for the year ended December 31, 2021.

The Borrower may voluntarily prepay the Term Loan, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty. The Borrower is required to repay the Term Loan with 50% of Excess Cash Flow (as defined in the Term Loan Credit Agreement), 100% of the net cash proceeds of certain asset sales and casualty and condemnation events and the incurrence of certain other indebtedness, in each case, subject to certain step-downs, reinvestment rights, thresholds and other exceptions. Any Term Loan prepaid or repaid may not be re-borrowed. Unless accelerated subject to the terms of the Term Loan Credit Agreement, any amounts not otherwise prepaid or repaid shall mature on the seven year anniversary of entry into the Term Loan Credit Agreement.

The Borrower's obligations under the Term Loan Credit Agreement are guaranteed by the Company and all of the Borrower's direct and indirect wholly-owned U.S. subsidiaries (subject to certain permitted exceptions) (collectively, the "Guarantors"). Subject to certain exceptions, the obligations of the Borrower and the Guarantors under the Term Loan Credit Agreement and related documents are secured by a lien on substantially all of the assets of the Borrower and the Guarantors (the "Collateral").

The Term Loan Credit Agreement contains customary representations and warranties, affirmative, reporting and negative covenants, and events of default. The negative covenants include, among other things, restrictions on (subject to certain exceptions) our ability to incur additional indebtedness; pay dividends or other payments on capital stock; guarantee other obligations; grant liens on assets; make loans, acquisitions or other investments; transfer or dispose of assets; make optional payments of, or otherwise modify, certain debt instruments; engage in transactions with affiliates; amend organizational documents; engage in mergers or consolidations; enter into arrangements that restrict certain of our subsidiaries' ability to pay dividends; change the nature of the business conducted by Vertiv Group and its restricted subsidiaries; and designate our subsidiaries as unrestricted subsidiaries. Additionally, the activities which may be carried out by Holdings are subject to limitations

ABL Revolving Credit Facility

The Fifth Amendment extended the maturity of, and made certain other modifications to, the ABL Revolving Credit Agreement, by and among Holdings, the Borrower, certain subsidiaries of the Borrower, as co-borrowers (the "Co-Borrowers"), various financial institutions from time to time party thereto, as lenders (the "ABL Lenders"), the ABL Agent and certain other institutions from time to time party thereto as collateral agents and letter of credit issuers. The revolving facility provided by the ABL Revolving Credit Agreement (the "ABL Revolving Credit Facility") is available to the Borrower and the Co-Borrowers and provides for revolving loans in various currencies and under U.S. and foreign subfacilities, in an aggregate amount up to $570.0 with a letter of credit subfacility of $200.0 and a swingline subfacility of $75.0, in each case, subject to various borrowing bases. Borrowings under the ABL Revolving Credit Facility are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable, certain eligible inventory and certain unrestricted cash, minus the amount of any applicable reserves.

Subject to certain conditions and without the consent of the then-existing ABL Lenders (but subject to the receipt of commitments), commitments under the ABL Revolving Credit Facility may be increased to up to $600.0. The maturity date of the ABL Revolving Credit Facility is March 2, 2025.

On September 20, 2022, Holdings, the Borrower and certain subsidiaries entered into Amendment No. 6 ("Sixth Amendment") and Amendment No. 7 ("Seventh Amendment") to the ABL Revolving Credit Facility. Among other modifications, the Sixth Amendment converts the interest rate benchmark for currently outstanding and future revolving loans based on LIBOR to SOFR, with a 10 basis point credit spread adjustment for all available tenors, EURIBOR, and SONIA, as applicable. Under the Seventh Amendment, the U.S. revolving loan commitments under the U.S. tranche was increased by $115.0 to a total loan commitment of $570.0 under the ABL Revolving Credit Facility. All other material provisions of the ABL Revolving Credit Facility were unchanged, including the March 2, 2025 maturity date. We paid $0.6 in legal fees related to the amendments which were capitalized within "Other" on the Consolidated Balance Sheets. Prior to the Sixth Amendment, the interest rate benchmark was LIBOR.

The interest rate applicable to loans denominated in U.S. dollars under the ABL Revolving Credit Facility prior to the Sixth Amendment is, at the Borrower's option, either (a) the base rate (which is the highest of (i) the prime rate of JPMorgan Chase Bank, N.A. on such date, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal and overnight LIBOR, in each case, *plus* 0.50%, (iii) LIBOR for a one month interest period, *plus* 1.00% and (iv) 1.00%), *plus* an applicable margin (the "LIBOR Base Rate Margin") ranging from 0.25% to 0.75%, depending on average excess availability or (b) one-, three- or six-month Interest Rate Benchmark or, if available to all ABL Lenders, 12-month Interest Rate Benchmark or any shorter period (selected at the option of the Borrower), *plus* an applicable margin (the "LIBOR Margin") ranging from 1.25% to 1.75%, depending on average excess availability.

The interest rate applicable to loans denominated in U.S. dollars under the ABL Revolving Credit Facility after the Sixth Amendment is, at the Borrower's option, either (a) the base rate (which is the highest of (i) the prime rate of JPMorgan Chase Bank, N.A. on such date, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal and overnight SOFR, in each case, *plus* 0.50%, (iii) the Adjusted Term SOFR Rate (as defined in the ABL Revolving Credit Agreement) for a one month interest period, *plus* 1.00% and (iv) 1.00%), *plus* an applicable margin (the "SOFR Base Rate Margin") ranging from 0.25% to 0.75%, depending on average excess availability or (b) one-, three- or six-month Adjusted Term SOFR Rate (selected at the option of the Borrower), *plus* an applicable margin (the "SOFR Margin" and collectively, with the SOFR Base Rate Margin, the LIBOR Margin, and the LIBOR Base Rate Margin, the "Applicable Margins") ranging from 1.25% to 1.75%, depending on average excess availability.

Certain "FILO" denominated loans have margins equal to the Applicable Margins, *plus* an additional 1.00%. Loans denominated in currencies other than U.S. dollars are subject to customary interest rate conventions and indexes, but in each case, with the same Applicable Margins. In addition, the following fees are applicable under the ABL Revolving Credit Facility: (a) an unused line fee of 0.25% per annum on the unused portion of the commitments under the ABL Revolving Credit Facility, (b) letter of credit participation fees on the aggregate stated amount of each letter of credit equal to the SOFR Margin and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

The Borrower and Co-Borrowers may voluntarily repay loans under the ABL Revolving Credit Facility, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty. The Borrower and Co-Borrowers are required to make prepayments under the ABL Revolving Credit Facility at any time when, and to the extent that, the aggregate amount of outstanding loans and letters of credit under the ABL Revolving Credit Facility exceeds the lesser of the then-applicable aggregate commitments and the then-applicable borrowing base. Subject to the satisfaction of certain customary conditions and the then-applicable borrowing base, any amounts repaid may be re-borrowed.

The Borrower's and Co-Borrowers' obligations under the ABL Revolving Credit Facility are guaranteed by the Guarantors (including certain Co-Borrowers as to the obligations of other Co-Borrowers) and, subject to certain exclusions, certain non-U.S. restricted subsidiaries of the Borrower (the "Foreign Guarantors"). No Foreign Guarantor guarantees the obligations of the Borrower or any Co-Borrower that is a U.S. subsidiary of the Borrower. Subject to certain exceptions, the obligations of the Borrower, Co-Borrowers, Guarantors and Foreign Guarantors under the ABL Revolving Credit Facility and related documents are secured by a lien on the Collateral and, subject to certain exceptions and exclusions, certain assets of the Co-Borrowers that are non-U.S. subsidiaries of the Borrower and certain assets of the Foreign Guarantors (collectively, the "Foreign Collateral"). None of the Foreign Collateral secures the obligations of the Borrower or any Co-Borrower that is a U.S. subsidiary of the Borrower.

The ABL Revolving Credit Facility contains customary representations and warranties, affirmative, reporting (including as to borrowing base-related matters) and negative covenants, and events of default. The negative covenants include, among other things, restrictions on (subject to certain exceptions) our ability to incur additional indebtedness; pay dividends or other payments on capital stock; guarantee other obligations; grant liens on assets; make loans, acquisitions or other investments; transfer or dispose of assets; make optional payments of, or otherwise modify, certain debt instruments; engage in transactions with affiliates; amend organizational documents; engage in mergers or consolidations; enter into arrangements that restrict certain of our subsidiaries' ability to pay dividends; change the nature of the business conducted by Vertiv Group and its restricted subsidiaries; and designate our subsidiaries as unrestricted subsidiaries. Additionally, the activities which may be carried out by Holdings are subject to limitations. In addition, ABL Revolving Credit Facility requires the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as defined in the ABL Revolving Credit Facility) on any date when Global Availability (as defined in the ABL Revolving Credit Facility) is less than the greater of (a) 10.0% of the aggregate commitments and (b) $30.0 of at least 1.00 to 1.00, tested for the four fiscal quarter period ended on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Global Availability has exceeded the greater of (a) 10.0% of the aggregate commitments and (b) $30.0 for 30 consecutive calendar days. The Global availability of the ABL Revolving Credit Facility exceeds the minimum requirements for covenant compliance at December 31, 2022.

At December 31, 2022, Vertiv Group and the Co-Borrowers had $317.4 of availability under the ABL Revolving Credit Facility (subject to customary borrowing base and other conditions, and subject to separate sublimits for letters of credit, swingline borrowings and borrowings made to certain non-U.S. Co-Borrowers), net of letters of credit outstanding in the aggregate principal amount of $17.1, and taking into account the borrowing base limitations set forth in the ABL Revolving Credit Facility. At December 31, 2022, there was a $235.0 balance on the ABL Revolving Credit Facility with a weighted-average borrowing rate of 5.85%. At December 31, 2021, there were no borrowings outstanding under the ABL Revolving Credit Facility.

Senior Secured Notes due 2028

On October 22, 2021, the Borrower completed its offering of $850.0 aggregate principal amount of its Senior Secured Notes due 2028 (the "Notes") in a private placement at par. The Notes bear interest at 4.125% per annum and mature on November 15, 2028. The Company incurred $13.8 of debt issuance costs that were capitalized as part of the Notes. The Indenture governing the Notes contains customary representations and warranties, affirmative, reporting and negative covenants, and events of default. The negative covenants include, among other things, restrictions on the ability of the Borrower and certain subsidiaries to grant liens or security interests on assets, undertake mergers and consolidations, sell or otherwise transfer assets, pay dividends or make other distributions and restricted payments, incur indebtedness, make acquisitions, loans, advances or other investments, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates or change lines of business, in each case, subject to certain thresholds and exceptions.

(7) LEASES

The Company leases office space, warehouses, vehicles, and equipment. Leases have remaining lease terms of 1 year to 20 years, some of which have renewal and termination options. Termination options are exercisable at the Company's option. Lease terms used to recognize right-of-use assets and lease liabilities include periods covered by options to extend the lease where the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The majority of the Company's leases are operating leases. Finance leases are immaterial to the Company's Consolidated Financial Statements.

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet. All other operating leases are recorded on the balance sheet with a corresponding operating lease asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease. The Company's lease agreements do not contain any material residual value guarantees or restrictive covenants.

Operating lease assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily using the incremental borrowing rate, adjusted for lease term and foreign currency, based on the information available at lease commencement date. Lease agreements with lease and non-lease components are generally accounted for as a single lease component. The Company's operating lease expense is recognized on a straight-line basis over the lease term.

Refer to the below table for a summary of operating lease expenses:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating lease cost	$ 58.7	$ 56.3
Short-term and variable lease cost	23.6	23.0
Total lease cost	$ 82.3	$ 79.3

Supplemental cash flow information related to operating leases is as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows - payments on operating leases	$ 57.9	$ 55.6
Right-of-use assets obtained in exchange for new lease obligations:		
Operating leases	$ 69.9	$ 66.5

Supplemental balance sheet information[1] related to operating leases is as follows:

	Balance Sheet Location	December 31, 2022	December 31, 2021
Operating lease right-of-use assets	Other assets	$ 166.4	$ 152.9
Operating lease liabilities	Accrued expenses and other liabilities	$ 45.2	$ 42.1
Operating lease liabilities	Long-term lease liabilities	130.4	113.6
Total lease liabilities		$ 175.6	$ 155.7

(1)   For the year ended December 31, 2021, $2.0, $0.6, and $1.4 of operating lease right-of-use assets, current operating lease liabilities, and noncurrent operating lease liabilities, respectively, were associated with the Company's acquisition of E&I.

Weighted average remaining lease terms and discount rates for operating leases are as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term	6.8 years	5.5 years
Weighted average discount rate	6.2 %	5.2 %

Maturities of lease liabilities at December 31, 2022 are as follows:

	December 31, 2022
	Operating Leases
2023	$ 52.2
2024	41.5
2025	29.4
2026	20.3
2027	14.7
Thereafter	62.9
Total Lease Payments	221.0
Less: Imputed Interest	(45.4)
Present value of lease liabilities	$ 175.6

(8) PENSION PLANS

Most of the Company's employees participate in defined contribution plans, including 401(k), profit sharing, and other savings plans that provide retirement benefits.

Certain U.S. and non-U.S. employees participate in company-specific or statutorily required defined benefit plans. In general, the Company's policy is to fund these plans based on legal requirements, required benefit payments, and other factors.

Net periodic pension expense and projected benefit obligations for the Company's U.S defined benefit plans are not material for disclosure. Total defined contribution plan expense for the Company's U.S plans was $11.9, $11.9, and $7.3 for the years ended December 31, 2022, 2021, and 2020, respectively.

Retirement plan expense for our non-U.S. plans includes the following components:

	Non-U.S. Plans		
	December 31, 2022	December 31, 2021	December 31, 2020
Company defined benefit plans:			
Service cost	$ 2.9	$ 3.5	$ 3.1
Interest cost	2.4	2.0	2.1
Expected return on plan assets	(0.7)	(0.8)	(0.8)
Net amortization	0.3	0.6	0.4
Net periodic pension expense	4.9	5.3	4.8
Curtailment	—	(1.9)	—
Settlement	(0.1)	(0.1)	—
Defined contribution plans	2.6	3.5	2.1
Total	$ 7.4	$ 6.8	$ 6.9

Details of the changes in the actuarial present value of the projected benefit obligation and the fair value of plan assets for our non-U.S. defined benefit pension plans follow:

	Non-U.S. Plans	
	December 31, 2022	December 31, 2021
Projected benefit obligation, beginning	$ 87.4	$ 103.5
Service cost	2.9	3.5
Interest cost	2.4	2.0
Actuarial (gain) loss	(14.9)	(6.3)
Benefits paid	(1.5)	(2.6)
Participant contributions	0.2	0.3
Settlements	(0.2)	(2.2)
Curtailment	—	(2.5)
Plan Amendments	—	(0.4)
Acquisition/Divestiture	—	(1.3)
Foreign currency translation and other	(8.4)	(6.6)
Projected benefit obligation, ending	$ 67.9	$ 87.4
Fair value of plan assets, beginning	13.8	15.5
Actual return on plan assets	(0.1)	0.7
Employer contributions	2.7	2.6
Participants' contributions	0.3	0.3
Benefits paid	(1.5)	(2.6)
Settlements	(0.2)	(2.2)
Foreign currency translation and other	(0.3)	(0.5)
Fair value of plan assets, ending	$ 14.7	$ 13.8
Net amount recognized in the balance sheet	$ (53.2)	$ (73.6)
Amounts recognized in the balance sheet:		
Noncurrent asset	$ 0.3	$ 0.1
Current liability	(2.9)	(2.9)
Noncurrent liability	(50.6)	(70.8)
Net amount recognized in the balance sheet	$ (53.2)	$ (73.6)
Pretax accumulated other comprehensive (income) loss	$ (4.4)	$ 10.3

As of December 31, 2022, non-U.S. plans were underfunded by $53.2. The non-U.S. status includes unfunded plans totaling $53.5. There are an insignificant amount of overfunded non-U.S. plans.

As of the plans' December 31, 2022 and 2021 respective measurement dates, the total accumulated benefit obligation was $59.6 and $77.5, respectively. Also, as of the respective measurement dates, the total projected benefit obligation and accumulated benefit obligation were as follows:

	December 31, 2022	December 31, 2021
Projected benefit obligation	$ 52.2	$ 71.3
Accumulated benefit obligation	46.0	64.0

Future expected benefit payments are as follows:

	Non-U.S. Plans
2023	$ 3.9
2024	3.6
2025	3.8
2026	4.0
2027	4.8
2028 through 2032	29.9
Total future expected benefit payments	$ 50.0

The Company expects to contribute approximately $0.3 to its retirement plans in 2023. Company's defined benefit pension plan expense for 2023 is expected to be approximately $5.0, versus $4.9 in 2022.

The weighted-average assumptions used in the valuation of pension benefits are as follows:

	Non-U.S. Plans	
	December 31, 2022	December 31, 2021
Net pension expense		
Discount rate	2.96 %	2.04 %
Expected return on plan assets	5.12 %	5.23 %
Rate of compensation increase	3.83 %	3.41 %
Benefit obligations		
Discount rate	5.29 %	2.96 %
Rate of compensation increase	4.03 %	3.83 %

Actuarial developed yield curves are used to determine discount rates. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company's asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past.

The Company's non-U.S. Plan asset allocations at December 31, 2022 and 2021 follow:

	Non-U.S. Plans	
	December 31, 2022	December 31, 2021
Equity securities	— %	21 %
Debt securities	20 %	35 %
Insurance arrangements	1 %	3 %
Cash	38 %	2 %
Other	41 %	39 %
Total	100 %	100 %

The Company did not have any U.S Plan assets at December 31, 2022 or 2021.

The primary objective for the investment of plan assets is to secure participant retirement benefits while earning a reasonable rate of return. Plan assets are invested consistent with the principles of prudence and diversification with a long-term investment horizon. The strategy for plan assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers.

The approach for debt securities emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. Leveraging techniques are not used and the use of derivatives in any fund is limited and inconsequential.

The fair values of defined benefit plan assets, organized by asset class and by the fair value hierarchy of ASC 820 as outlined in "Note 1 - Summary of Significant Accounting Policies" follow:

	Level 1	Level 2	Level 3	Total	Percentage
December 31, 2022					
Debt securities	$ —	$ 3.0	$ —	$ 3.0	20 %
Insurance arrangements	—	—	0.1	0.1	1 %
Cash	5.6	—	—	5.6	38 %
Other	—	3.3	2.7	6.0	41 %
Total	$ 5.6	$ 6.3	$ 2.8	$ 14.7	100 %
December 31, 2021					
Equity securities	$ 2.9	$ —	$ —	$ 2.9	21 %
Debt securities	2.0	2.8	—	4.8	35 %
Insurance arrangements	—	—	0.4	0.4	3 %
Cash	0.3	—	—	0.3	2 %
Other	—	2.8	2.6	5.4	39 %
Total	$ 5.2	$ 5.6	$ 3.0	$ 13.8	100 %

Asset Classes

Global equities reflects companies domiciled in the U.S., including multi-national companies, as well as companies domiciled in developed nations outside the U.S. Corporate and government bonds represents investment-grade debt of issuers primarily outside the U.S. and insurance arrangements typically ensure no market losses or provide for a small minimum return guarantee and are primarily invested in bonds by the insurer. Other includes cash and general funds that invest primarily in equities, bank deposits and bonds with a guaranteed rate of return.

Fair Value Hierarchy Categories

Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Equity securities categorized as Level 2 assets are primarily non-exchange traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either market-observed pricing for the underlying assets or broker/dealer quotation. U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transfer restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the other class, interests in mixed assets funds are Level 2, and non-U.S. general fund investments and insurance arrangements are Level 3. The fair value of the insurance contracts is an estimate of the amount that would be received in an orderly sale to a market participant at the measurement date. The amount the plan would receive from the contract holder if the contracts were terminated is the primary input and is unobservable

Details of the changes in value for Level 3 assets are as follows:

	2022	2021
Level 3, beginning balance January 1,	$ 3.0	$ 2.9
Gains (losses) on assets held	(0.7)	(0.1)
Purchases, sales and settlements, net	0.5	0.2
Level 3, ending balance December 31,	$ 2.8	$ 3.0

(9) INCOME TAXES

The effective tax rate for continuing operations was 54.1%, 28.0%, and (28.6)%, for the years ended December 31, 2022, 2021, and 2020, respectively. The effective rate in the each period was primarily influenced by the mix of income between the Company's U.S. and non-U.S. operations, favorable tax rates and incentives in non-U.S. jurisdictions, taxes accrued on unremitted earnings, withholding taxes on cross-border payments, changes in valuation allowance for U.S. federal and state and non-US purposes, the global intangible low-taxed income ("GILTI") provisions of the Tax Cuts and Jobs Act ("the Act"), the change in fair value of warrant liabilities, and changes in reserves for uncertain tax positions.

The GILTI provisions of the Act require the Company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. The Company has made the policy election to record any liability associated with GILTI in the period in which it is incurred.

Earnings (loss) before income taxes from continuing operations consists of the following:

	Year Ended December 31,		
	2022	2021	2020
United States	$ (83.0)	$ (72.7)	$ (373.2)
Non-U.S. [1]	250.0	238.9	118.6
Total earnings (loss) before income taxes	$ 167.0	$ 166.2	$ (254.6)

(1)   Certain of the Company's Non-U.S. entities generate significant losses for which a valuation allowance is provided for and accordingly do not create a tax benefit.

The principal components of income tax expense (benefit) from continuing operations consists of the following:

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 1.2	$ 2.3	$ 0.1
State and local	3.4	9.7	0.6
Non-U.S.	94.4	104.4	73.4
Deferred:			
Federal	4.3	(25.0)	2.3
State and local	(1.5)	(4.7)	2.9
Non-U.S.	(11.4)	(40.1)	(6.6)
Income tax expense (benefit)	$ 90.4	$ 46.6	$ 72.7

Reconciliation of U.S. federal statutory taxes to the Company's total income tax expense (benefit) from continuing operations consists of the following:

	Year Ended December 31,		
	2022	2021	2020
Taxes at U.S. statutory rate (21%)	$ 35.1	$ 34.9	$ (53.5)
State and local taxes, net of federal tax benefit	(0.5)	4.5	(4.9)
Non-U.S. rate differential	14.2	29.5	4.6
Non-U.S. tax holidays and incentives	(0.7)	(12.1)	(9.2)
Uncertain tax positions	7.5	33.7	16.4
U.S. tax impact of non-U.S. operations	6.5	(21.1)	12.8
Change in valuation allowances	33.6	(24.0)	82.1
Taxes on undistributed foreign earnings and withholding/ dividend taxes	17.1	14.2	9.8
Foreign derived intangible income	(1.1)	(15.9)	—
R&D deduction/ credit	(11.9)	(11.8)	(7.9)
Impact of non-tax litigation and other settlements	—	(8.5)	—
Change in fair value of warrant liabilities	(19.1)	13.0	30.2
Other permanent differences	(1.3)	7.2	4.2
Impact of rate changes in non-U.S. jurisdictions	8.9	(9.2)	(2.6)
Impact of transaction costs	(0.4)	6.0	(4.8)
Non-deductible compensation	2.1	0.9	0.7
Other [1]	0.4	5.3	(5.2)
Total income tax expense (benefit)	$ 90.4	$ 46.6	$ 72.7

(1)   Represents several adjustments, none of which are significant for separate disclosure.

The Company has tax holiday agreements in place in China, which expire in between 2022 and 2024. It is the Company's intention to reapply for these holidays as they expire. We anticipate that we will continue to qualify for these holidays, but we will assess based on business conditions at the time of renewal.

As of December 31, 2022 and 2021 the Company has recognized $41.3 and $39.1, respectively, of net deferred income tax liabilities for U.S. income taxes, non-U.S. income taxes and foreign withholding taxes on outside basis differences for certain foreign subsidiaries with earnings that are not indefinitely reinvested.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	December 31, 2022	December 31, 2021
Deferred tax assets		
Net operating losses and capital losses	$ 95.3	$ 135.8
Capitalized research expenditures	84.7	49.1
Accrued liabilities	38.8	37.6
Employee compensation and benefits	13.7	11.2
Pensions	12.8	11.6
Business interest deduction limitation	78.4	69.2
Inventory	23.9	23.9
R&D credit carryforward	7.6	7.1
Lease liability	24.6	17.7
Bad debts	6.8	4.8
Foreign tax credit carryforward	21.1	8.4
Other	3.7	2.8
Total deferred tax assets, before valuation allowances	$ 411.4	$ 379.2
Valuation allowances	$ (250.4)	$ (241.6)
Deferred tax assets, net of valuation allowances	$ 161.0	$ 137.6
Deferred tax liabilities		
Intangibles & Goodwill	(176.9)	(196.5)
Undistributed foreign earnings	(41.3)	(39.1)
Property, plant & equipment	(21.1)	(30.0)
Debt issuance costs	(27.8)	(4.7)
Lease Right of Use Asset	(22.5)	(16.8)
Other	(1.5)	(1.4)
Total deferred tax liabilities	$ (291.1)	$ (288.5)
Net deferred income tax liabilities	$ (130.1)	$ (150.9)

At December 31, 2022, the Company had federal net operating losses of $144.1, expiring at various times starting in 2036 with some losses having an unlimited carryforward period. At December 31, 2022, the gross amount of the Company's state net operating losses was $747.2, expiring at various times between 2023 and 2042. At December 31, 2022, the Company had other federal tax credit carryforwards expiring between 2027 and 2042. At December 31, 2022, the Company had other state tax credit carryforwards expiring between 2029 and 2037.

The use of certain US tax attributes as of December 31, 2022 is subject to an annual limitation due to the change in ownership of our stock in February 2020 as described in "Note 1 - Summary of Significant Accounting Policies". At this time, the tax attributes subject to the annual limitation have a valuation allowance recorded against them and therefore this annual limitation will not have a material impact on the Company. There can be no assurance that trading in our shares will not affect another change in ownership under the Internal Revenue Code which could impose an additional limit on the use of our tax attributes.

At December 31, 2022, the Company's foreign net operating losses that are available to offset future taxable income were $202.6. These foreign loss carryforwards will expire at various times beginning in 2023 with some losses having an unlimited carryforward period.

At December 31, 2022, the Company's foreign capital loss carryforwards were $62.9. The majority of foreign capital loss carryforwards will expire in 2024 with the remaining having an unlimited carryforward period.

Pursuant to the terms of the separation, Emerson agreed to indemnify the Company for all U.S. federal, state or local income taxes, as well as non-U.S. income taxes, that are attributable to any period prior to the separation. An indemnification receivable of $8.7 has been recorded in noncurrent other assets for the uncertain tax positions related to periods prior to the separation. The impact on the Company's tax expense for changes in uncertain tax positions for periods prior to the separation (discussed below) will be offset by the Emerson indemnification, resulting in no net effect on the Company's net income.

Pursuant to the terms of the E&I Acquisition, E&I agreed to indemnify the Company for certain non-U.S. income taxes, that are attributable to any period prior to the acquisition. An indemnification receivable of $3.4 has been recorded in noncurrent other assets for the uncertain tax positions related to periods prior to the acquisition. The impact on the Company's tax expense for changes in uncertain tax positions for periods prior to the acquisition (discussed below) will be offset by the E&I indemnification, resulting in no net effect on the Company's net income.

Following are changes in unrecognized tax benefits before considering recoverability of cross-jurisdictional tax credits (federal, state, and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	December 31, 2022	December 31, 2021	December 31, 2020
Beginning balance	$ 98.6	$ 70.0	$ 52.6
Additions for the current year tax positions	11.9	25.1	13.2
Additions for prior year tax positions	—	22.8	8.1
Reductions for prior year tax positions	(11.9)	(10.2)	(1.5)
Reductions for settlements with tax authorities	—	(8.5)	—
Reductions for expirations of statute of limitations	(1.6)	(0.6)	(2.4)
Ending balance	$ 97.0	$ 98.6	$ 70.0

The total amount of net unrecognized tax benefits that would affect income tax expense, if recognized in the Consolidated Financial Statements, is $89.8. In addition, an adjustment of $12.1 would result to other expense for reversal of the indemnification receivable. The Company accrues interest and penalties related to income taxes in income tax expense. As of December 31, 2022, 2021, and 2020, total accrued interest and penalties were $18.0, $15.2, and $12.4, respectively.

Eligible domestic subsidiaries file a consolidated U.S. Federal income tax return. Examinations by the U.S. Internal Revenue Service are complete through the date of separation with Emerson, with the limited exception of 2014. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates. As noted above, pursuant to the terms of the transactions, Emerson and E&I will indemnify the Company for certain tax assessments for periods prior to closing.

The change in the income tax valuation allowance is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Beginning balance	$ 241.6	$ 282.6	$ 205.7
Additions (reductions) charged to expense	33.6	(24.0)	82.1
Reductions charged to other accounts	(24.8)	(17.0)	(5.2)
Ending balance	$ 250.4	$ 241.6	$ 282.6

(10) RELATED PARTY TRANSACTIONS

Services Agreement

Prior to the Business Combination, Vertiv received certain corporate and advisory services from Platinum Equity Advisors, LLC ("Advisors"), and affiliates of Advisors. These services were provided pursuant to a corporate advisory services agreement (the "CASA") between Advisors and Vertiv. During the year ended December 31, 2020, the Company recorded $0.5 in charges related to the CASA. This agreement was terminated on February 7, 2020.

During the year ended December 31, 2020, the Company recorded $25.0 in charges relating to services performed in connection with the Business Combination. These charges were recorded as a reduction of the cash acquired from GSAH within additional paid-in capital.

During the year ended December 31, 2020, the Company recorded $5.5 of cash related to a true-up of merger consideration in connection with the business combination.

Transactions with Affiliates of Advisors

The Company also purchased and sold goods in the ordinary course of business with affiliates of Advisors. For the year ended December 31, 2022, 2021, and 2020 purchases were $137.0, $98.0, and $64.3, respectively. For the year ended December 31, 2022 and 2021 sales were $146.0 and $86.9, respectively. There were an insignificant amount of sales in 2020 with affiliates of Advisors. Accounts payable to affiliates of Advisors were $3.8 and $3.9, respectively, as of December 31, 2022 and 2021. Accounts receivable from affiliates of Advisors were $33.3 and $42.9, respectively, as of December 31, 2022 and 2021.

Tax Receivable Agreement

On December 31, 2021, the Company and an affiliate of the Vertiv Stockholder agreed to amend and supplement the tax receivable agreement entered into by the Company and the Vertiv Stockholder on February 7, 2020, (the "Tax Receivable Agreement") to replace the Company's remaining payment obligations under the Tax Receivable Agreement with an obligation to pay $100.0 in cash in two equal installments. The first installment payment was scheduled to be on or before June 15, 2022 and the second payment was scheduled to be due on or before September 15, 2022. On June 15, 2022, the Company and the Vertiv Stockholder agreed to further amend the payment schedule under the Tax Receivable Agreement into three installment payments, wherein the first installment payment of $12.5 became due and was paid on June 15, 2022, the second installment of $12.5 became due and was paid on September 15, 2022, and the third installment of $75.0 became due and was paid on November 30, 2022. The Tax Receivable Agreement terminated on November 30, 2022 upon receipt of final payment.

For the years ended December 31, 2021 and 2020 the Company recorded $4.5 and $21.3 of accretion expense in "Interest expense, net", respectively, in the Consolidated Statement of Earnings (Loss). An unrealized loss of $(3.2) was recorded in "Accumulated other comprehensive income" in the Consolidated Balance Sheet, related to the change in fair value of the tax receivable liability for the year ended December 31, 2021, respectively. Upon execution of the amended Tax Receivable Agreement on December 31, 2021, the Company reversed $4.1 previously recorded in "Accumulated other comprehensive income", and recognized a gain of $59.2, recorded in "Gain on tax receivable agreement" in the Consolidated Statement of Earnings (Loss), for the difference between the amount accrued for this obligation in comparison to the amount at which the obligation will be settled.

(11) OTHER FINANCIAL INFORMATION

Items reported in earnings include the following:

	Year Ended December 31,		
	2022	2021	2020
Research and development expense	$ 282.0	$ 266.4	$ 228.6
Depreciation expense	72.0	69.1	60.3
Rent expense	78.8	76.6	78.6
Advertising expense	20.6	26.0	28.3

Items reported in accrued expenses and other liabilities include the following:

	December 31, 2022	December 31, 2021
Deferred revenue	$ 309.4	$ 238.9
Accrued payroll and other employee compensation	132.6	125.8
Restructuring (see Note 4)	15.4	34.0
Operating lease liabilities (see Note 7)	45.2	42.1
Contract liabilities	49.3	52.1
Product warranty (see Note 1)	25.6	30.0
Tax Receivable Agreement (see Note 10)	—	100.0
Other	294.9	330.5
Total	$ 872.4	$ 953.4

(12) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In accordance with ASC 820, the Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Observable inputs are from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. These tiers include the following:

Level 1 — inputs include observable unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 — inputs include other than quoted prices in active markets that are either directly or indirectly observable

Level 3 — inputs include unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions

In determining fair value, the Company uses various valuation techniques and prioritizes the use of observable inputs. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded and other characteristics particular to the instrument. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants and the valuation does not require significant management judgment. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

Recurring fair value measurements

A summary of the Company's financial instruments recognized at fair value, and the fair value measurements used, are as follows:

	Balance Sheet Location	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
			As of December 31, 2022		
Assets:					
Interest rate swaps	Other current assets	$ 36.9	$ —	$ 36.9	$ —
Interest rate swaps	Other noncurrent assets	73.3	—	73.3	—
Total assets		$ 110.2	$ —	$ 110.2	$ —
Liabilities:					
Private warrants	Warrant liabilities	$ 58.7	$ —	$ 58.7	$ —
Total liabilities		$ 58.7	$ —	$ 58.7	$ —

	Balance Sheet Location	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
			As of December 31, 2021		
Assets:					
Interest rate swaps	Other noncurrent assets	$ 16.1	$ —	$ 16.1	$ —
Total assets		$ 16.1	$ —	$ 16.1	$ —
Liabilities:					
Interest rate swaps	Accrued expenses and other liabilities	$ 7.4	$ —	$ 7.4	$ —
Contingent consideration	Accrued expenses and other liabilities	3.7	—	—	3.7
Private warrants	Warrant liabilities	149.6	—	149.6	—
Total liabilities		$ 160.7	$ —	$ 157.0	$ 3.7

Contingent consideration — As of December 31, 2022 in conjunction with the E&I acquisition, the value of the contingent earnout was zero based on E&I's EBITDA results for the year ended December 31, 2022. For the year ended December 31, 2022 the decrease in the fair value of contingent consideration of $3.7 is recorded in "Other operating expense (income)" on the Consolidated Statements of Earnings (Loss).

Interest rate swaps — From time to time the Company may enter into derivative financial instruments designed to hedge the variability in interest expense on floating rate debt. Derivatives are recognized as assets or liabilities in the Consolidated Balance Sheets at their fair value. When the derivative instrument qualifies as a cash flow hedge, changes in the fair value are deferred through other comprehensive income, depending on the nature and effectiveness of the offset.

The Company uses interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. At December 31, 2022 and 2021, interest rate swap agreements designated as cash flow hedges effectively swapped a notional amount of $1,000.0 of LIBOR based floating rate debt for fixed rate debt. Our interest rate swaps mature in March 2027. The Company recognized $(2.4), $10.5, and $6.4 in earnings for the years ended December 31, 2022, 2021 and 2020, respectively, within "Other operating expense (income)" on the Consolidated Statement of Earnings (Loss).

At December 31, 2022, the Company expects that approximately $36.9 of pre-tax net gains on cash flow hedges will be reclassified from accumulated other comprehensive income (loss) into earnings during the next twelve months.

The interest rate swaps are valued using the LIBOR yield curves at the reporting date. Counterparties to these contracts are highly rated financial institutions. The fair values of the Company's interest rate swaps are adjusted for nonperformance risk and creditworthiness of the counterparty through the Company's credit valuation adjustment ("CVA"). The CVA is calculated at the counterparty level utilizing the fair value exposure at each payment date and applying a weighted probability of the appropriate survival and marginal default percentages.

Net investment hedge — During the years ended December 31, 2022 and 2021, the Company designated certain intercompany debt to hedge a portion of its investment in foreign subsidiaries and affiliates. Realized and unrealized translation adjustments from these hedges were $11.1 and $1.3 and are included in "Foreign currency translation" in the Consolidated Statements Comprehensive Income (Loss). As of December 31, 2022 and 2021, approximately $233.6 and $193.2 of the Company's intercompany debt was designated to hedge investments in certain foreign subsidiaries and affiliates.

Private Warrants — The fair value of the Private Warrants is considered a Level 2 valuation and is determined using the Black-Sholes-Merton valuation model. The significant assumptions which the Company used in the model are:

Warrant valuation inputs	December 31, 2022		December 31, 2021	
Stock price	$	13.66	$	24.97
Strike price	$	11.50	$	11.50
Remaining life		2.10		3.10
Volatility		56.0 %		34.2 %
Interest rate [1]		4.39 %		0.98 %
Dividend yield [2]		0.07 %		0.04 %

(1)   Interest rate determined from a constant maturity treasury yield
(2)   December 31, 2022 and 2021 dividend yield assumes $0.01 per share per annum.

Other fair value measurements

The Company determines the fair value of debt using Level 2 inputs based on quoted market prices. The following table presents the estimated fair value and carrying value of long-term debt, including the current portion of long-term debt as of December 31, 2022 and 2021.

	December 31, 2022				December 31, 2021			
	Fair Value		Par Value [1]		Fair Value		Par Value [1]	
Term Loan due 2027	$	2,062.4	$	2,139.8	$	2,148.2	$	2,161.7
Senior Secured Notes due 2028		726.1		850.0		853.2		850.0
ABL Revolving Credit Facility due 2025		235.0		235.0		—		—

(1)   See "Note 6 — Debt" for additional information

(13) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in accumulated other comprehensive income (loss) is as follows:

	Year Ended December 31,					
	2022		2021		2020	
Foreign currency translation, beginning	$	39.8	$	104.9	$	32.9
Other comprehensive income (loss)		(196.8)		(65.1)		72.0
Foreign currency translation, ending		(157.0)		39.8		104.9
Interest rate swaps, beginning		8.7		(32.8)		—
Unrealized gain (loss) deferred during the period[1]		101.5		41.5		(32.8)
Interest rate swaps, ending		110.2		8.7		(32.8)
Pension, beginning		(12.9)		(19.7)		(14.8)
Actuarial gain (loss), net of income taxes		13.5		6.8		(4.9)
Pension, ending		0.6		(12.9)		(19.7)
Tax receivable agreement, beginning		—		(0.9)		—
Unrealized gain (loss) during the period [2]		—		(3.2)		(0.9)
TRA settlement [3]		—		4.1		—
Tax receivable agreement, ending		—		—		(0.9)
Accumulated other comprehensive income (loss)	$	(46.2)	$	35.6	$	51.5

(1)   During the year ended December 31, 2022, 2021, and 2020, $(2.4), $10.5, and $6.4 respectively, was reclassified into earnings.
(2)   The fair value movement on the Tax Receivable Agreement attributable to our own credit risk spread is recorded in "Other comprehensive (loss) income (loss)" prior to amending the Tax Receivable Agreement.
(3)   See "Note 10 - Related Party" for additional information.

(14) SEGMENT INFORMATION

Operating profit (loss) is the primary income measure used by the chief operating decision maker ("CODM") to assess segment performance and make operating decisions. Segment performance is assessed exclusive of Corporate and other costs, foreign currency gain (loss), and amortization of intangibles. Corporate and other costs primarily include stock-based compensation, other incentive compensation, change in fair value of warrant liabilities, asset impairments, and costs that support centralized global functions including Finance, Treasury, Risk Management, Strategy & Marketing, IT, Legal, and global product platform development and offering management.

The Company determines its reportable segments based on how operations are managed internally for the products and services sold to customers, including how the results are reviewed by the CODM, which includes determining resource allocation methodologies used for reportable segments. During 2021, we reorganized our internal reporting and realigned our operating segment structure to how our CODM, our Chief Executive Officer, allocates resources and makes decisions. The changes resulted in the identification of two new operating segments, 1) Greater China and 2) Australia & New Zealand, South East Asia and India ("ASI") which previously were reported as our legacy Asia Pacific operating segment. Given the similarities of economic characteristics and other qualitative factors, we aggregate these operating segments.

In conjunction with the realignment, the Company concluded the new operating segments also comprised reporting units and the company tested goodwill for impairment for each reporting unit both immediately before and immediately after the business realignment. The Company allocated goodwill to the two new reporting units based on their relative fair value. The goodwill impairment tests under both the legacy and new reporting unit structures concluded that no impairment existed as of the date of the change.

The segment performance measure excludes corporate and other costs, as described herein. Intersegment selling prices approximate market prices. Summarized information about the Company's results of operations by reportable business segment and product and service offering follows:

Americas includes products and services sold for applications within the data center, communication networks and commercial and industrial markets in North America and Latin America. This segment's principal product and service offerings include:

- **Critical infrastructure & solutions** includes AC and DC power management, thermal management, and integrated modular solutions.

- **Integrated rack solutions** includes racks, rack power, rack power distribution, rack thermal systems, and configurable integrated solutions; and hardware for managing I.T. equipment.

- **Services & spares** includes preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and critical digital infrastructure software.

Asia Pacific includes products and services sold for applications within the data center, communication networks and commercial and industrial markets throughout Greater China, Australia & New Zealand, South East Asia, and India. Products and services offered are similar to the Americas segment.

Europe, Middle East & Africa includes products and services sold for applications within the data center, communication networks and commercial and industrial markets in Europe, Middle East & Africa. Products and services offered are similar to the Americas segment.

Reportable Business Segments

Sales	Year Ended December 31,		
	2022	2021	2020
Americas	$ 2,773.0	$ 2,206.4	$ 2,055.1
Asia Pacific	1,699.3	1,693.6	1,431.4
Europe, Middle East & Africa	1,556.8	1,267.4	1,009.7
	6,029.1	5,167.4	4,496.2
Eliminations	(337.6)	(169.3)	(125.6)
Total	$ 5,691.5	$ 4,998.1	$ 4,370.6

Operating profit (loss)	Year Ended December 31,		
	2022	2021	2020
Americas	$ 426.1	$ 441.2	$ 497.0
Asia Pacific	274.4	253.4	197.1
Europe, Middle East & Africa	234.6	217.6	105.5
Total reportable segments	935.1	912.2	799.6
Foreign currency gain (loss)	(3.7)	(3.2)	(26.0)
Corporate and other	(492.2)	(504.8)	(431.4)
Total corporate, other and eliminations	(495.9)	(508.0)	(457.4)
Amortization of intangibles	(215.8)	(144.3)	(128.7)
Operating profit (loss)	$ 223.4	$ 259.9	$ 213.5

Total Assets	December 31, 2022	December 31, 2021
Americas	$ 3,128.5	$ 2,706.2
Asia Pacific	1,323.1	1,345.4
Europe, Middle East & Africa	2,360.0	2,568.7
	6,811.6	6,620.3
Corporate and other	284.1	319.3
Total	$ 7,095.7	$ 6,939.6

Intersegment sales	Year Ended December 31,		
	2022	2021	2020
Americas	$ 44.4	$ 19.0	$ 14.5
Asia Pacific	98.0	84.6	63.0
Europe, Middle East & Africa	195.2	65.7	48.1
Total	$ 337.6	$ 169.3	$ 125.6

Depreciation and Amortization	Year Ended December 31,		
	2022	2021	2020
Americas	$ 124.1	$ 114.7	$ 118.4
Asia Pacific	38.7	41.0	35.5
Europe, Middle East & Africa	108.9	42.9	24.8
Corporate and other	30.7	28.4	24.4
Total	$ 302.4	$ 227.0	$ 203.1

Capital Expenditures	Year Ended December 31,		
	2022	2021	2020
Americas	$ 53.9	$ 28.7	$ 15.0
Asia Pacific	23.7	20.5	13.8
Europe, Middle East & Africa	17.8	18.3	12.4
Corporate and other	4.6	5.9	3.2
Total	$ 100.0	$ 73.4	$ 44.4

Sales by Destination	Year Ended December 31,		
	2022	2021	2020
United States and Canada	$ 2,548.3	$ 1,975.4	$ 1,858.1
Europe	1,115.7	1,014.6	777.0
Asia	1,532.6	1,556.9	1,366.1
Latin America	308.2	264.0	180.6
Middle East/Africa	186.7	187.2	188.8
Total	$ 5,691.5	$ 4,998.1	$ 4,370.6

Sales in the U.S. were $2,430.6, $1,874.9, and $1,762.4 for the years ended December 31, 2022, 2021, and 2020, respectively, while sales in China were $746.3, $862.7, and $778.5, respectively.

(15) STOCK-BASED COMPENSATION PLANS

The Company's stock incentive plan permits the granting of incentive stock options or nonqualified stock options; stock appreciation rights; performance awards, which may be cash-or share-based; restricted stock units; restricted stock; and other stock-based awards. We measure and record compensation expense based on the fair value of the Company's common stock on the date of grant for restricted stock and restricted stock units ("RSUs") and the grant date fair value, determined utilizing the Black-Scholes formula, for stock options. We record compensation cost for service-based awards, including graded-vesting awards, on a straight-line basis over the entire vesting period, or for retirement eligible employees over the requisite service period. We account for the forfeiture of awards as they occur.

There were no equity compensation plans authorized by GSAH as of December 31, 2019. In connection with the Business Combination, GSAH's Board adopted the Vertiv Holdings Co 2020 Stock Incentive Plan (the "2020 Plan"), on December 9, 2019 which was approved by GSAH's stockholders on February 6, 2020, immediately preceding the Business Combination. Under the 2020 Plan, a total aggregate of 33.5 million share awards issuable were authorized and reserved for issuance for the purpose of better motivating our employees, consultants and directors to achieve superior performance measured by both our key financial and operating metrics as well as relative stock price appreciation. The 2020 Plan is administered by the Compensation Committee of our Board and permits the granting of incentive stock options or nonqualified stock options; stock appreciation rights; performance awards, which may be cash-or share-based; restricted stock units; restricted stock; and other stock-based awards. Beginning with the first business day of each calendar year beginning in 2021, the number of shares will increase by the least of (a) 10.5 million shares, (b) 3% of the number of shares outstanding as of the last day of the immediately preceding calendar year, or (c) a lesser number of shares determined by the Compensation Committee.

Stock options

Stock options are generally granted to certain employees and directors to purchase common shares at an exercise price equal to the market price of the Company's stock at the date of the grant. Option awards generally vest 25% per year over 4 years of continuous service and have 10-year contractual terms.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The principal significant assumptions utilized in valuing stock options include the expected stock price volatility (based on the most recent historical period equal to the expected life of the option); the expected option life (an estimate based on historical experience); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon with a maturity equal to the expected life of the option). Because the Company only recently became publicly traded, we do not have sufficient historical information on which to base expected volatility. As such, our volatility assumption is based on the historical and implied volatility of similar public companies, which were identified considering factors such as industry, stage of life cycle, size, and financial leverage. Because the Company does not have a history of granting stock options, we do not have historical option exercise experience upon which we can estimate the expected term. As such, we estimate the expected term using the average of the vesting period and the contractual period of the award.

A summary of the weighted average assumptions used in determining the fair value of stock options follows:

	Year Ended December 31,		
	2022	2021	2020
Expected volatility	37.31 %	30.47 %	27.00 %
Expected option life in years	6.25	6.25	6.25
Expected dividend yield	0.08 %	0.08 %	0.08 %
Risk-free interest rate	2.31 %	0.86 %	1.17 %
Weighted-average fair value of stock options	$ 5.04	$ 6.53	$ 3.82

A summary of the 2022 stock option activity follows:

	Options	Weighted-average exercise price per option	Weighted-average remaining contractual life in years	Aggregate intrinsic value [1]
Outstanding at January 1, 2022	8,362,716	$ 14.56		
Granted	4,986,946	12.61		
Exercised	(264,552)	11.82		
Forfeited and canceled	(2,472,300)	15.92		
Outstanding at December 31, 2022	10,612,810	$ 13.40	7.30	$ 16.0
Exercisable at December 31, 2022	3,009,216	$ 13.62	6.05	$ 4.6

(1)   The aggregate intrinsic value in the table above represents the difference between the Company's stock price on the last trading day of 2022 and the exercise price of each in-the-money option on the last day of the period presented.

For the years ended December 31, 2022, 2021, and 2020 total compensation expense relating to stock options was $15.3, $9.3, and $5.6, respectively. As of December 31, 2022, there was $24.2 of total unrecognized compensation cost related to unvested options. That cost is expected to be recognized over a weighted-average period of 2.45 years.

Restricted stock units

RSUs have been issued to certain employees and directors as of December 31, 2022 and entitle the holder to receive one common share for each RSU upon vesting. RSU shares are accounted for at fair value based upon the closing stock price on the date of grant. The corresponding expense is amortized over the vesting period, generally over seven years. A summary of the 2022 RSU activity follows:

	Restricted stock units	Weighted-average fair value per unit
Outstanding at January 1, 2022	3,657,389	$ 14.54
Granted	1,196,271	15.39
Vested	(891,168)	12.16
Forfeited and canceled	(923,709)	15.01
Outstanding at December 31, 2022	3,038,783	$ 15.43

For the year ended December 31, 2022, 2021 and 2020 total compensation expense relating to RSUs was $9.2 and $13.9, and $7.4, respectively. As of December 31, 2022, there was $35.5 of total unrecognized compensation cost related to unvested RSUs. That cost is expected to be recognized over a weighted-average period of 4.10 years.

Performance awards

On November 18, 2022, the Company granted long-term performance awards as a part of its 2020 stock incentive plan to certain executive officers. The performance awards are contingent upon the Company meeting internal company-based metrics, and to the extent earned will be settled in RSUs that must be held until January 1, 2027 to vest into shares of the Company's common stock.

The performance awards vest after a four-year period and are based on achieving a company-based metric in fiscal year 2023, 2024 and 2025, respectively. To the extent awards are earned based on achieving a company-based metric, the dollar value will convert into RSUs. The RSUs, to the extent earned, vest on January 1, 2027 as shares of the Company's common stock. The amount of stock distributed will vary based on the company-based metric achieved in each fiscal year and the future price of the shares.

The fair value for all internal company-based metric performance awards is monitored quarterly and if it becomes probable that such goals will not be achieved or will be exceeded, compensation expense recognized will be adjusted and previous surplus compensation expense recognized will be reversed or additional expense will be recognized. For the year ended December 31, 2022, total compensation expense relating to the performance awards was $0.2.

(16) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) adjusted for the gain on fair value of warrant liability, if the warrants are in-the-money and the impact is dilutive, by the weighted-average number of common shares outstanding during the period increased by the number of additional shares that would have been outstanding related to potentially dilutive equity-based compensation and warrants.

The details of the earnings per share calculations for the years ended December 31, 2022, 2021, and 2020 are as follows:

(in millions, except per share and per share amounts)		Year Ended December 31,		
		2022	2021	2020[1]
Basic earnings (loss) per share computation:				
Net income (loss)	$	76.6	$ 119.6	$ (327.3)
Weighted-average number of shares outstanding - basic		376,730,519	355,544,632	307,076,397
Basic earnings per share	$	0.20	$ 0.34	$ (1.07)
Diluted earnings (loss) per share computation:				
Net income (loss)	$	76.6	$ 119.6	$ (327.3)
Gain on fair value of warrant liabilities		(90.9)	—	—
Net income (loss) adjusted for the gain on fair value of warrant liabilities	$	(14.3)	$ 119.6	$ (327.3)
Weighted-average number of shares outstanding - basic		376,730,519	355,544,632	307,076,397
Dilutive effect of private warrants		1,493,532	—	—
Dilutive effect of equity-based compensation		—	4,595,691	—
Weighted-average number of shares outstanding - diluted		378,224,051	360,140,323	307,076,397
Diluted earnings (loss) per share	$	(0.04)	$ 0.33	$ (1.07)

(1)   The Business Combination was accounted for as a reverse capitalization in accordance with U.S. GAAP. See "Description of the Business" in "Note 1 - Summary of Significant Accounting Policies." Accordingly, weighted-average shares outstanding for purposes of the earnings per share calculation have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination (1.0 Vertiv Holdings share to 118.261955 Vertiv Holdings Co shares).

The dilutive effect of warrants was 1.5 million shares for the year ended December 31, 2022. Additional stock awards represented 15.8 million shares were also outstanding during the year ended December 31, 2022, but were not included in the computation of diluted earnings per common share because the effect would be anti-dilutive.

The dilutive effect of stock awards was 4.6 million shares for the year ended December 31, 2021. Additional stock awards and warrants were also outstanding during the year ended December 31, 2021, but were not included in the computation of diluted earnings per common share because the effect would be anti-dilutive. Such anti-dilutive stock awards and warrants represented 2.3 million and 5.7 million shares for the year ended December 31, 2021, respectively.

The dilutive effect of stock awards was zero for the year ended December 31, 2020. Additional stock awards and warrants were also outstanding during the year ended December 31, 2020, but were not included in the computation of diluted earnings per common share because the effect would be anti-dilutive. Such anti-dilutive stock awards and warrants represented 6.7 million and 25.0 million shares for the year ended December 31, 2020, respectively.

In December of 2020, the Company announced its plans to redeem for cash all of its outstanding Public Warrants to purchase shares of Vertiv's Class A common shares. During 2020, $156.5 of cash was generated from the exercise of 13.6 million Public Warrants.

In January of 2021, 9.3 million Public Warrants were exercised which generated cash proceeds of $107.5 in connection with Vertiv's notice of redemption to redeem for cash all of its outstanding Public Warrants to purchase shares of Class A common stock. Public Warrants that remained exercised at 5 p.m. New York City time on January 18, 2021 were no longer exercisable, and the registered holders of such unexercised Public Warrants were entitled to receive the redemption price of $0.01 per Warrant.

(17) COMMITMENTS AND CONTINGENCIES

The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management's estimates of the outcomes of these matters; the Company's experience in contesting, litigating and settling similar matters; and any related insurance coverage. While the Company believes that a material adverse impact is unlikely, given the inherent uncertainty of litigation, a future development in these matters could have a material adverse impact on the Company. The Company is unable to estimate any additional loss or range of loss that may result from the ultimate resolution of these matters, other than those described below.

On December 28, 2017, Vertiv acquired Energy Labs, Inc. ("Energy Labs"). The purchase agreement contained a provision for contingent consideration in the form of an earn-out payment based on the achievement of 2018 operating results. The range of payment outcomes was zero to $34.5. On June 4, 2019, Vertiv notified the selling stockholders of Energy Labs of Vertiv's determination that the applicable 2018 operating results had not been achieved and that no contingent consideration was due to the selling stockholders. On September 6, 2019, the selling stockholders of Energy Labs notified Vertiv of their dispute regarding the contingent consideration allegedly due to them. The selling stockholders assert that the applicable 2018 operating results were exceeded and that Vertiv owes $34.5 in earn-out, the highest amount of earn-out possible under the agreement. On December 21, 2021, the parties agreed to a settlement term sheet, which includes, among other terms, the following: the Company agreed to pay $21.5 to the selling stockholders of Energy Labs; a full and complete waiver, release and discharge of all claims and liabilities; and a dismissal of the pending lawsuit. The parties executed a Settlement Agreement on December 30, 2021 consistent with the aforementioned terms. On January 12, 2022, the Company paid the agreed upon settlement of $21.5.

On August 3, 2021, an American Arbitration Association arbitration hearing commenced with respect to a 2018 claim filed by Vertiv against SVO Building One, LLC ("SVO") alleging damages of approximately $12.0 with respect to (i) unremitted payment for work and materials in connection with, the design, engineering, procurement, installation, construction, and commissioning of a data center located in Sacramento, California and (ii) damages and injunctive relief relating to SVO's unauthorized use of Vertiv's intellectual property and work product. SVO filed a counterclaim in 2018 alleging damages of approximately $18.0 relating to (i) allegations that Vertiv was not a duly licensed contractor at all times during the project in violation of California's contractor license regulations, (ii) breach of warranty, and (iii) gross negligence. On September 3, 2021, the arbitrator issued an interim phase one ruling finding (1) that Vertiv was in violation of California contractor license regulations and was barred from recovery of approximately $9.0 for work performed and equipment delivered in connection with the project, as well as requiring disgorgement plus interest of $10.0, (2) SVO was not in violation of California's contractor license regulations, and (3) Vertiv and SVO agreed to a traditional baseball arbitration provision under the terms and conditions for the project, wherein each party is required to submit a proposed final award to the arbitrator for consideration, and the arbitrator is required to select one of the proposed awards submitted by the parties as the final award in the arbitration and is prohibited from issuing an alternative award. On December 31, 2021, the parties entered into a settlement agreement on ordinary and customary terms, settling all of the disputes between them. As of December 31, 2022 and December 31, 2021, the settlement was recorded in "Accrued expenses and other liabilities" on the Consolidated Statement of Earnings (Loss).

On May 3, 2022, a putative securities class action, *In re Vertiv Holdings Co Securities Litigation*, 22-cv-3572, was filed against Vertiv, certain of the Company's officers and directors, and other defendants in the Southern District of New York. Plaintiffs filed an amended complaint on September 16, 2022. The amended complaint alleges that certain of the Company's public statements were materially false and/or misleading with respect to inflationary and supply chain pressures and pricing issues, and asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, as amended. These claims are asserted on behalf of a putative class of all persons and entities that (i) purchased Vertiv securities between February 24, 2021 and February 22, 2022; and/or (ii) purchased Vertiv securities in or traceable to the November 4, 2021 secondary public offering by a selling stockholder pursuant to a resale registration statement. While the Company believes it has meritorious defenses against the plaintiffs' claims, the Company is unable at this time to predict the outcome of this dispute or the amount of any cost associated with its resolution.

At December 31, 2022, other than as described above, there were no known contingent liabilities (including guarantees, taxes and other claims) that management believes were or will be material in relation to the Company's Consolidated Financial Statements, nor were there any material commitments outside the normal course of business.

(18) SUBSEQUENT EVENT

Exercise of Private Warrants

As previously disclosed, in connection with the initial public offering of our predecessor, GS Acquisition Holdings Corp. ("GSAH"), GSAH issued to our sponsor certain warrants, each exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share. On February 24, 2023, GS Sponsor LLC elected to exercise 5,266,666 warrants on a cashless basis pursuant to the agreement governing the warrants, in exchange for which the Company will issue 1,368,194 shares of Class A common stock. The shares issued pursuant to such exercise have been registered pursuant to a registration statement on Form S-3 previously filed with the SEC.

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About Vertiv

Vertiv (NYSE: VRT) brings together hardware, software, analytics and ongoing services to enable its customers' vital applications to run continuously, perform optimally and grow with their business needs. Vertiv solves the most important challenges facing today's data centers, communication networks and commercial and industrial facilities with a portfolio of power, cooling and IT infrastructure solutions and services that extends from the cloud to the edge of the network. Headquartered in Westerville, Ohio, USA, Vertiv does business in more than 130 countries.

For more information, and for the latest news and content from Vertiv, visit Vertiv.com.

Vertiv.com | **Vertiv Headquarters,** 505 N Cleveland Ave, Westerville, OH 43082, USA

SL-71056 (04/23)